Exhibit 99.2



Li Auto Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
Stock Code: 2015

2022 ANNUAL REPORT

CONTENTS

COMPANY INFORMATION

Executive Directors
Mr. LI Xiang (李想) *(Chairman, CEO and Founder)*
Mr. SHEN Yanan (沈亞楠)
  (resigned with effect from January 1, 2023)
Mr. LI Tie (李鐵)
Mr. MA Donghui (馬東輝)
  (appointed with effect from January 1, 2023)

Non-executive Directors
Mr. WANG Xing (王興)
Mr. FAN Zheng (樊錚)

Independent non-executive Directors
Mr. ZHAO Hongqiang (趙宏強)
Mr. JIANG Zhenyu (姜震宇)
Prof. XIAO Xing (肖星)

AUDIT COMMITTEE

Mr. JIANG Zhenyu (姜震宇)
Prof. XIAO Xing (肖星)
Mr. ZHAO Hongqiang (趙宏強) *(Chairman)*

COMPENSATION COMMITTEE

Mr. JIANG Zhenyu (姜震宇)
Mr. LI Xiang (李想)
Mr. ZHAO Hongqiang (趙宏強) *(Chairman)*

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Prof. Xiao Xing (肖星)
Mr. Zhao Hongqiang (趙宏強)
Mr. Jiang Zhenyu (姜震宇) *(Chairman)*

JOINT COMPANY SECRETARIES

Mr. Wang Yang (王揚)
Ms. Lau Yee Wa (劉綺華)

AUTHORIZED REPRESENTATIVES

Mr. Li Tie (李鐵)
Ms. Lau Yee Wa (劉綺華)

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN CHINA

11 Wenliang Street
Shunyi District
Beijing 101399
the PRC

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

5/F, Manulife Place
348 Kwun Tong Road, Kowloon
Hong Kong

REGISTERED OFFICE

PO Box 309
Ugland House
Grand Cayman KY1-1104
Cayman Islands

AUDITOR

PricewaterhouseCoopers
Certified Public Accountants
Registered Public Interest Entity Auditor
22/F Prince's Building
Central
Hong Kong

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wan Chai, Hong Kong

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Maples Fund Services (Cayman) Limited
PO Box 1093, Boundary Hall, Cricket Square
Grand Cayman KY1-1102, Cayman Islands

PRINCIPAL BANKER

China Merchants Bank Co., Ltd.
China Merchants Bank Tower
No. 7088 Shennan Boulevard
Shenzhen
Guangdong, China

HONG KONG STOCK CODE

2015

NASDAQ SYMBOL

LI

COMPANY WEBSITE

ir.lixiang.com

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the Year Ended December 31,		
	2021	**2022**	Change (%)
	(RMB in thousands, except percentages)		
Revenues	27,009,779	**45,286,816**	67.7%
Gross profit	5,761,454	**8,790,456**	52.6%
Loss from operations	(1,017,320)	**(3,654,877)**	259.3%
Loss before income tax	(152,812)	**(2,159,355)**	N/A
Net loss	(321,455)	**(2,032,348)**	N/A
Comprehensive loss attributable to the ordinary shareholders of Li Auto Inc.	(838,142)	**(684,454)**	(18.3%)
Non-GAAP Financial Measures:			
Non-GAAP income/(loss) from operations	84,036	**(1,601,712)**	N/A
Non-GAAP net income	779,901	**20,817**	(97.3%)

NON-GAAP FINANCIAL MEASURES

The Company uses Non-GAAP financial measures, such as Non-GAAP income/loss from operations and Non-GAAP net income/ loss, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, the Company believes that the Non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company's past performance and future prospects. The Company also believes that the Non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company's management in its financial and operational decision-making.

The Non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from Non-GAAP methods of accounting and reporting used by other companies. The Non-GAAP financial measures have limitations as analytical tools and when assessing the Company's operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the Non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company's performance.

FINANCIAL PERFORMANCE HIGHLIGHTS

The following table sets forth unaudited reconciliation of GAAP and non-GAAP results for the period indicated.

	For the Year Ended, December 31,	
	2021	2022
	(RMB in thousands)	
Loss from operations	(1,017,320)	(3,654,877)
Share-based compensation expenses	1,101,356	2,053,165
Non-GAAP income/(loss) from operations	84,036	(1,601,712)
Net loss	(321,455)	(2,032,348)
Share-based compensation expenses	1,101,356	2,053,165
Non-GAAP net income	779,901	20,817

BUSINESS REVIEW AND OUTLOOK

BUSINESS REVIEW FOR THE REPORTING PERIOD

In 2022, we successfully executed our growth strategy, solidifying our leadership in the family SUV market. In addition, we holistically strengthened our business across R&D, supply chain, and direct sales and servicing network.

We achieved solid financial and operating results against the significant industry-wide supply chain challenges posed by the COVID-19 pandemic. Thanks to the strength of our products and our execution excellence, our total deliveries in 2022 increased by 47.2% year over year to 133,246 vehicles and our total revenues amounted to RMB45.3 billion, representing a 67.7% year-over-year increase. Our cumulative deliveries reached 257,334 vehicles as of December 31, 2022.

Products

We remain dedicated to our mission: "Create a Mobile Home, Create Happiness" (創造移動的家，創造幸福的家). Leveraging advanced technologies, we created value for our users and their families by offering a line-up of compelling products and services.

In 2022, we expanded our model lineup to serve the needs of more families. We introduced Li L9, our six-seat flagship family SUV, on June 21, 2022. We also launched Li L8, a six-seat premium family SUV that succeeded Li ONE on September 30, 2022, with two trim levels, Pro and Max. Both Li L9 and Li L8 employ our self-developed all-wheel drive range extension system and Li Magic Carpet air suspension, providing excellent drivability with a CLTC range of 1,315 kilometers and a WLTC range of 1,100 kilometers. They enable acceleration from 0 to 100 km/h in 5.3 and 5.5 seconds, respectively. Li L9 adopts our autonomous driving system Li AD Max and smart space system SS Max. Li L8's Pro and Max trims are equipped with Li AD Pro and Li AD Max, and SS Pro and SS Max, respectively. Li L9 is priced at RMB459,800. Li L8 Pro and Li L8 Max are priced at RMB359,800 and RMB399,800 respectively.

Li L9 has dominated the monthly full-size SUV sales in China since September 2022, and Li L8 has defended the title of sales champion among large SUVs in China following Li ONE's phenomenal performance, securing it in December 2022. We also ranked first in both China's full-size and large SUV markets for the full year of 2022. With our vehicles emerging among the top choices of premium SUVs for families, we have solidified our position in the RMB300,000 to RMB500,000 price segment.

In 2022, we continued to demonstrate our strong commitment to vehicle safety. According to the vehicle safety evaluation results released in November 2022 by the China Insurance Automotive Safety Index, or C-IASI, Li L9 obtained the G rating, the highest safety rating, in three out of four evaluation categories: occupant safety, pedestrian safety, and assistance safety. In the category of crashworthiness and repair economy, Li L9 received an M rating, one of the top results received by premium vehicles tested by C-IASI since 2017. In addition, it was the first domestic full-size SUV tested for 25% frontal offset impact on both the driver and passenger sides and achieved the G rating for both tests.

BUSINESS REVIEW AND OUTLOOK

Supply Chain

Supply chain planning is not only a key priority for the resilience of our business but also a source of our competitive advantage. As such, in 2022 we worked closely with our supply chain partners to strengthen win-win relationships. At the same time, we continued with our prudent approach of optimizing our supply network through vertical extension by increasing our in-house development and manufacturing capabilities for the key components of EREVs and BEVs. These both aim at meaningfully decreasing supply chain uncertainty while ensuring that we can rapidly deploy key technologies and support overall product quality.

In the third quarter of 2022, construction of the Li Auto Power Semiconductor R&D and Manufacturing Base (the "**Semiconductor Base**") commenced in the high-tech zone of Suzhou, Jiangsu province. The Semiconductor Base is being built by Suzhou Sike Semiconductor (蘇州斯科半導體), a company established by Li Auto and Hunan Sanan Semiconductor (湖南三安半導體). It will focus on in-house research and development and production of automotive-grade power modules based on the third-generation semiconductor material, silicon carbide (SiC). The power module is a core component of our self-developed 800-volt electric drive system. This marks a key milestone in our ongoing enhancement of its self-development capabilities and its extension along the value chain into next-generation high-voltage electric drive technology.

Direct Sales and Servicing Network

We deploy our direct sales and services in places with strong foot traffic, while diversifying our locations to reach more varied target users. While providing purchase, delivery and service experiences, our direct sales and servicing network also allows us to digitalize our customer interactions and gain a gateway to users' preferences and pain points. In 2022, we focused on upgrading our existing retail stores to support multiple models, and continued to expand our sales and servicing network as well as enhance our brand awareness in order to bolster our commercial capabilities and accelerate our growth. These efforts have laid a solid foundation to support our sales and servicing and to prepare us for the launch of more models down the road. Going forward, we will continue to seek new ways to improve our retail distribution through additional locations and innovative sales strategies.

As of December 31, 2022, we had 288 retail stores in 121 cities, as well as 318 servicing centers and Li Auto-authorized body and paint shops operating in 223 cities.

Manufacturing

We currently have a manufacturing base in Changzhou, China, and are actively expanding our production capacity by building our Beijing manufacturing base to serve as an important manufacturing facility.

Intelligent manufacturing is another area in which we excelled in 2022. Our fully self-developed manufacturing management software, Li-MOS, greatly improved production efficiency and quality with precision control throughout the entire automotive manufacturing process. We also used vision sensors and algorithms to precisely control the workflow of hardware equipment in order to realize flexible production and intelligent inspection.

BUSINESS REVIEW AND OUTLOOK

Research and Development

R&D continues to be a core commitment at Li Auto as we seek to maximize our value proposition to users' families, differentiate our vehicles, and become a long-term world leader in our industry. On that basis, in 2022 we continued to direct our resources thoughtfully across products, platforms, and systems. In 2022, our R&D spending accounted for 15.0% of our total revenues, and our R&D personnel reached 4,838 as of December 31, 2022.

We have achieved significant progress in our smart space and autonomous driving R&D. Our smart in-car voice assistant, Li Xiang Tong Xue, has evolved with a new generation device-cloud integrated architecture, featuring our self-developed inference engine for in-car scenarios – LisaRT. It provides solid support for the in-car deployment of more powerful and complex algorithms. We also have made significant progress in the speech- and vision-related applications of its self-developed algorithms. On the speech side, its innovative MIMO-NET algorithm can accurately isolate different human voices in multiple zones. Aided by our self-developed voice recognition algorithm, MSE-NET, Li Xiang Tong Xue's activation and recognition accuracy both reached 98% in vehicle field testing. These rates reached over 90% under the three key scenarios of high noise, low voices, voice commands from children, which are viewed as more challenging issues facing the industry. On the vision side, our self-developed MVS-NET algorithm can realize accurate gesture recognition for all occupants. Combined with innovative gesture wakeup technology, it helps achieve easier interactions through gestures in a more natural way.

In terms of autonomous driving, we adopted the fusion BEV algorithm framework jointly proposed by Tsinghua University, MIT, and us, which can be flexibly deployed with Li AD Max and Li AD Pro's different hardware combinations. For path planning and tracking control, our self-developed highway NOA prediction algorithm enables comfortable automatic highway NOA lane changes and a smooth acceleration and deceleration experience. We also created the industry's first AEB function with LiDAR applications on Li AD Max and extended the LiDAR algorithms' safety scenarios from major traffic participants such as vehicles, cyclists, and pedestrians to irregular obstacles, including special-shaped vehicles, as well as night scenes.

Environmental, Social and Governance (ESG)

In September 2022, we received an "AA" rating from MSCI ESG Research for the second consecutive year, one of the highest MSCI ESG ratings among automakers worldwide. It demonstrates our excellence in making positive environmental and social impacts through our sound governance structure and dedication to sustainable development.

The US ATM Offering

On June 28, 2022, we announced an at-the-market offering program (the "**ATM Offering**") to sell up to US$2,000,000,000 of American depositary shares (the "**ADSs**"), each representing two Class A Ordinary Shares.

As of December 31, 2022, we had sold 9,431,282 ADSs representing 18,862,564 Class A ordinary shares under the ATM Offering raising gross proceeds of US$366.5 million and net proceeds of approximately US$360.5 million, respectively, with the selling price ranging from US$38.00 per ADS to US$39.63 per ADS and average net selling price of US$38.86 per ADS. As disclosed in the announcement and the listing document of the Company dated June 29, 2022, we intend to use the net proceeds from the ATM Offering for (i) research and development of next-generation electric vehicle technologies including technologies for BEVs, smart cabin, and autonomous driving, (ii) development and manufacture of future platforms and car models, and (iii) working capital needs and general corporate purposes. As of December 31, 2022, we have utilized approximately 45.3% of the net proceeds for the purpose described above. To the extent that the net proceeds of the ATM Offering are not immediately required for the above described purposes, we may hold such funds in bank deposits at authorized financial institutions.

BUSINESS REVIEW AND OUTLOOK

RECENT DEVELOPMENTS AFTER THE REPORTING PERIOD

Delivery Updates

In January 2023, we delivered 15,141 vehicles, representing a 23.4% increase from January 2022. In February 2023, we delivered 16,620 vehicles, representing a 97.5% increase from February 2022. In March 2023, we delivered 20,823 vehicles, surpassing the 20,000 monthly delivery mark again and representing an increase of 88.7% from March 2022. As of March 31, 2023, we had 299 retail stores covering 123 cities, in addition to 318 servicing centers and Li Auto-authorized body and paint shops operating in 223 cities.

Li L7

On February 8, 2023, we officially launched Li L7, a five-seat flagship family SUV. Li L7 features an exceptional second-row space, a comfortable interior, and numerous flagship configurations. Supported by our self-developed all-wheel drive range extension system, it boasts a CLTC range of 1,315 kilometers and a WLTC range of 1,100 kilometers, as well as acceleration from 0 to 100 km/h in 5.3 seconds. With evolving smart space and autonomous driving systems, Li L7 creates an increasingly intelligent home for users' families. Li L7 is available in three trims, Air, Pro, and Max. Li L7 Air comes standard with the autonomous driving system Li AD Pro and the smart space system SS Pro and is equipped with a continuous damping control system. Li L7 Pro and Li L7 Max employ Li Magic Carpet air suspension and are equipped with Li AD Pro and Li AD Max, and SS Pro and SS Max, respectively. Li L7's three trims, Air, Pro, and Max are priced at RMB319,800, RMB339,800, and RMB379,800, respectively.

Alongside the Li L7 Air trim release, we have added Li L8 Air to our model lineup. Li L8 Air is equipped with the same self-developed all-wheel drive range extension system and continuous damping control system. It comes standard with Li AD Pro and SS Pro at a retail price of RMB339,800. Following the release of Li L7 and Li L8 Air, we have an expanded selection of models. Our existing Li L-Series[1] product lineup comprises five- and six-seat premium SUVs with various levels of smartness and choices of configurations for different price points within the RMB300,000 to RMB500,000 range, allowing us to satisfy the diverse needs of different users' families.

BUSINESS OUTLOOK

With Li L9 and Li L8's continued strong performance and the addition of Li L7 to our compelling line-up, we expect to gradually gain market share in the family SUV segment throughout 2023.

Given the robust demand for our vehicles and our model launch roadmap, we plan to further expand our sales network in 2023. We will also continue deploying our charging network to optimize charging experience for our users and support the launch of our first HPC BEV model in the future.

In 2023, we will remain committed to investing in R&D and our organization effectiveness and scale to accelerate our flywheel for company development. As always, we will put user value first and strive to continue building products that exceed their needs.

---

[1]   Li L-Series represents the products of Li L9, Li L8, and Li L7, while the Li L-Series mentioned in the "MANAGEMENT DISCUSSION AND ANALYSIS" section represents the products of Li L9 and Li L8 as we officially launched Li L7 in 2023 and there was no delivery and revenue from Li L7 in 2022.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Year Ended December 31,	
	2021	**2022**
	(RMB in thousands)	
Revenues:		
Vehicle sales	26,128,469	**44,106,434**
Other sales and services	881,310	**1,180,382**
Total revenues	27,009,779	**45,286,816**
Cost of sales:		
Vehicle sales	(20,755,578)	**(35,688,343)**
Other sales and services	(492,747)	**(808,017)**
Total cost of sales	(21,248,325)	**(36,496,360)**
Gross profit	5,761,454	**8,790,456**
Operating expenses:		
Research and development	(3,286,389)	**(6,780,032)**
Selling, general and administrative	(3,492,385)	**(5,665,301)**
Total operating expenses	(6,778,774)	**(12,445,333)**
Loss from operations	(1,017,320)	**(3,654,877)**
Other (expense)/income		
Interest expense	(63,244)	**(106,340)**
Interest income and investment income, net	740,432	**976,229**
Others, net	187,320	**625,633**
Loss before income tax expense	(152,812)	**(2,159,355)**
Income tax (expense)/benefit	(168,643)	**127,007**
Net loss	(321,455)	**(2,032,348)**
Less: Net loss attributable to noncontrolling interests	–	**(20,133)**
Net loss attributable to ordinary shareholders of Li Auto Inc.	(321,455)	**(2,012,215)**
Other comprehensive (loss)/income		
Foreign currency translation adjustment, net of tax	(516,687)	**1,327,761**
Total other comprehensive (loss)/income	(516,687)	**1,327,761**
Total comprehensive loss	(838,142)	**(704,587)**
Less: Net loss attributable to noncontrolling interests	–	**(20,133)**
Comprehensive loss attributable to ordinary shareholders of Li Auto Inc.	(838,142)	**(684,454)**

MANAGEMENT DISCUSSION AND ANALYSIS

REVENUE

Total revenue increased by 67.7% from RMB27.01 billion for the year ended December 31, 2021 to RMB45.29 billion for the year ended December 31, 2022.

Revenue from vehicle sales increased by 68.8% from RMB26.13 billion for the year ended December 31, 2021 to RMB44.11 billion for the year ended December 31, 2022, primarily attributable to the increase in vehicle deliveries, as well as higher average selling price due to our delivery of Li L-Series starting from the third quarter of 2022.

Revenue from other sales and services increased by 33.9% from RMB881.3 million for the year ended December 31, 2021 to RMB1.18 billion for the year ended December 31, 2022, primarily attributable to the increased sales of charging stalls, accessories and services in line with higher accumulated vehicle sales, partially offset by the sales of automotive regulatory credits in 2021, which did not recur in 2022.

COST OF SALES

Cost of sales increased by 71.8% from RMB21.25 billion for the year ended December 31, 2021 to RMB36.50 billion for the year ended December 31, 2022, which was mainly driven by the increase in vehicle deliveries, as well as the higher average cost of sales due to our delivery of Li L-Series starting from the third quarter of 2022.

GROSS PROFIT AND GROSS MARGIN

As a result of the foregoing, gross profit increased by 52.6% from RMB5.76 billion for the year ended December 31, 2021 to RMB8.79 billion for the year ended December 31, 2022. The decrease in gross margin from 21.3% for the year ended December 31, 2021 to 19.4% for the year ended December 31, 2022 was mainly driven by the decrease of vehicle margin.

Vehicle margin decreased from 20.6% for the year ended December 31, 2021 to 19.1% for the year ended December 31, 2022 primarily driven by the inventory provision and losses on purchase commitments related to Li ONE in 2022, partially offset by higher vehicle margin realized on the Li L-Series with deliveries starting from the third quarter of 2022.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses increased by 106.3% from RMB3.29 billion for the year ended December 31, 2021 to RMB6.78 billion for the year ended December 31, 2022, primarily attributable to the increased employee compensation as a result of growing number of staff, as well as the increased costs associated with new products and technologies developments.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased by 62.2% from RMB3.49 billion for the year ended December 31, 2021 to RMB5.67 billion for the year ended December 31, 2022, primarily attributable to the increased employee compensation as a result of growing number of staff, as well as the increased rental expenses associated with the expansion of the Company's sales and servicing network.

LOSS FROM OPERATIONS

As a result of the foregoing, loss from operations increased by 259.3% from RMB1.02 billion for the year ended December 31, 2021 to RMB3.65 billion for the year ended December 31, 2022.

MANAGEMENT DISCUSSION AND ANALYSIS

INTEREST EXPENSE

Interest expense increased by 68.1% from RMB63.2 million for the year ended December 31, 2021 to RMB106.3 million for the year ended December 31, 2022, primarily attributable to the increased principal of the borrowings in 2022.

INTEREST INCOME AND INVESTMENT INCOME, NET

Interest income and investment income, net increased by 31.8% from RMB740.4 million for the year ended December 31, 2021 to RMB976.2 million for the year ended December 31, 2022, primarily attributable to the increased cash position in 2022.

OTHERS, NET

Others, net increased by 234.0% from RMB187.3 million for the year ended December 31, 2021 to RMB625.6 million for the year ended December 31, 2022, primarily attributable to the increased VAT refunds and reimbursement paid to us by the depositary of our ADS program.

NET LOSS

As a result of the foregoing, net loss increased by 532.2% from RMB321.5 million for the year ended December 31, 2021 to RMB2.03 billion for the year ended December 31, 2022.

LIQUIDITY AND SOURCE OF FUNDING AND BORROWING

During the year ended December 31, 2022, we funded our cash requirements principally through cash generated from our operations, proceeds from borrowings and proceeds from share issuance through an ATM Offering. Details of the ATM Offering have been disclosed in the section headed "BUSINESS REVIEW AND OUTLOOK – The US ATM Offering" of this annual report. Our cash and cash equivalents, restricted cash, time deposits and short-term investments increased by 16.5% from RMB50.16 billion as of December 31, 2021 to RMB58.45 billion as of December 31, 2022.

SIGNIFICANT INVESTMENTS

The Group did not make or hold any significant investments during the year ended December 31, 2022.

MATERIAL ACQUISITIONS AND DISPOSALS

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities or associated companies during the year ended December 31, 2022.

PLEDGE OF ASSETS

As at December 31, 2022, we pledged a restricted deposit of RMB1.94 billion, compared with RMB2.64 billion as of December 31, 2021. We also had secured certain production equipment for borrowings as of December 31, 2022.

FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSET

The Group did not have detailed future plans for material investments or capital assets as at December 31, 2022.

MANAGEMENT DISCUSSION AND ANALYSIS

GEARING RATIO

As at December 31, 2022, the Company's gearing ratio (i.e. total liabilities divided by total assets, in percentage) was 47.8% (as at December 31, 2021: 33.6%).

FOREIGN EXCHANGE EXPOSURE

Our expenditures are mainly denominated in Renminbi and, therefore, we are exposed to risks related to movements between Renminbi and U.S. dollars. Our exposure to U.S. dollars exchange rate fluctuation arises from the Renminbi-denominated cash and cash equivalents, restricted cash, time deposits, and short-term investments held by us and our subsidiaries whose functional currency is U.S. dollars, and the U.S. dollar-denominated cash and cash equivalents, restricted cash, time deposits, and short term investments held by our subsidiaries whose functional currency is Renminbi. We may enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk when we deem appropriate.

To the extent that we need to convert U.S. dollars or other currencies into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars or other currency for the purpose of making payments to suppliers or for dividends on our Class A Ordinary Shares or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us.

CONTINGENT LIABILITIES

The Company had no material contingent liabilities as at December 31, 2022.

CAPITAL COMMITMENT

As of December 31, 2022, capital commitment of the Company was RMB4.28 billion (as of December 31, 2021: RMB2.92 billion), mainly on construction and purchase of production facilities, equipment and tooling.

EMPLOYEES AND REMUNERATION

As at December 31, 2022, the Company had a total of 19,396 employees. The following table sets forth the total number of employees by function as of December 31, 2022:

Function	As of December 31, 2022
Research and Development	4,838
Production	4,318
Sales and Marketing	9,199
General and Administrative	1,041
Total	**19,396**

We have also adopted the 2019 Plan, the 2020 Plan and the 2021 Plan.

DIRECTORS' REPORT

The Board is pleased to present this Directors' report together with the consolidated financial statements of the Group for the year ended December 31, 2022.

DIRECTORS

The Directors who held office during the Reporting Period and up to the Latest Practicable Date are:

Executive Directors
Mr. LI Xiang (李想)
Mr. SHEN Yanan (沈亞楠) *(resigned with effect from January 1, 2023)*
Mr. LI Tie (李鐵)
Mr. MA Donghui (馬東輝) *(appointed with effect from January 1, 2023)*

Non-executive Directors
Mr. Wang Xing (王興)
Mr. Fan Zheng (樊錚)

Independent non-executive Directors
Mr. Zhao Hongqiang (趙宏強)
Mr. Jiang Zhenyu (姜震宇)
Prof. Xiao Xing (肖星)

Biographical details of the Directors are set out in the section headed "Directors and Senior Management" on pages 29 to 33 of this annual report.

GENERAL INFORMATION

The Company was incorporated under the laws of the Cayman Islands on April 28, 2017 as an exempted limited liability company. The Company's Class A Shares were listed on the Main Board of the Stock Exchange on August 12, 2021.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The principal businesses of the Company's subsidiaries are research and development, sales and after sales management, manufacturing of automobile and technology development and corporate management services. Analysis of the principal activities of the Group during the year ended December 31, 2022 is set out in Note 1 to the consolidated financial statements.

Substantially all of the Group's operating assets are located in the PRC and all of the Company's revenue and operating profits are derived from the PRC during the Reporting Period. Accordingly, no segment analysis based on geographical locations is provided.

DIRECTORS' REPORT

BUSINESS REVIEW

A business review of the Group, as required by Schedule 5 to the Companies Ordinance, including a fair review of the Company's business, a description of the principal risks and uncertainties facing the Company, particulars of important events affecting the Company that have occurred since the end of the financial year, an indication of likely future developments in the Group's business, an analysis of the Group's financial performance and the Group's key relationships with its stakeholders who have a significant impact on the Group and on which the Group's success depends, is set out in the "Business review" and "Management discussion and analysis" on pages 9 to 12 of this annual report. These discussions form part of this Directors' report. Events affecting the Company that have occurred since the end of the financial year is set out in "Recent developments after the Reporting Period" in "Business review".

PRINCIPAL RISKS AND UNCERTAINTIES

Our business involves certain risks as set out in the section headed "Risk factors" in the Prospectus and the Form 20-F for the year ended December 31, 2022 filed with the United States Securities and Exchange Commission. The following list is a summary of certain principal risks and uncertainties facing the Group, some of which are beyond its control.

- we have a limited operating history and face significant challenges as a new entrant into our industry.

- our ability to develop, manufacture, and deliver automobiles of high quality and appeal to users, on schedule, and on a large scale is unproven and still evolving.

- we currently and in the foreseeable future depend on revenues generated from a limited number of vehicle models.

- we are subject to risks associated with EREVs.

- we had negative net cash flows from operations in the past and have not been profitable, which may continue in the future.

- our vehicles may not perform in line with user expectations and may contain defects.

- we may not be successful in the highly competitive China automotive market.

- our research and development efforts may not yield the results as expected.

- we could experience disruptions in supply of raw materials or components used in our vehicles from our third-party suppliers, some of which are our single-source suppliers for the components they supply.

- our business is subject to various evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

- the PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

DIRECTORS' REPORT

- our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. On December 16, 2021, the PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB was unable to inspect or investigate completely.

ENVIRONMENTAL POLICIES AND PERFORMANCE

The Group is committed to fulfilling social responsibility, promoting employee benefits and development, protecting the environment and giving back to community and achieving sustainable growth. Details of such are set out in the environmental, social and governance report of the Company (the "**Environmental, Social and Governance Report**") published on the same date as this annual report.

COMPLIANCE WITH RELEVANT LAWS AND REGULATIONS

Save as disclosed in the Prospectus and as may be disclosed in the Environmental, Social and Governance Report, the Group has complied with the relevant laws and regulations that have a significant impact on the operations of the Group.

CONNECTED TRANSACTIONS

During the year ended December 31, 2022, save as disclosed in this annual report, no related party transaction disclosed in Note 26 to the consolidated financial statements falls under the definition of "connected transaction" or "continuing connected transaction" in Chapter 14A of the Listing Rules for which disclosure is required.

PARTIALLY EXEMPT CONTINUING CONNECTED TRANSACTIONS

Intellectual property licensing and provision of related technical support services

On June 3, 2021, Beijing Sankuai Online Technology Co., Ltd. (北京三快在線科技有限公司) ("**Beijing Sankuai Online**") and Beijing CHJ (for itself and on behalf of its subsidiaries) entered into an agreement (the "**IP Licensing Agreement**") pursuant to which Beijing CHJ granted a non-exclusive license to Beijing Sankuai Online during the term of the IP License Agreement to use its intellectual properties and related information relating to a specific smart electric vehicle model (the "**Licensed IP**"; the said specific smart electric vehicle model, the "**SEV model**"), including to manufacture, use, sell and lease products produced from the Licensed IP and to further develop intellectual properties or products based on the Licensed IP; Beijing CHJ shall also provide related technical support services (such as review of whole-vehicle and in-car electronics system design plans) to Beijing Sankuai Online. The Licensed IP include intellectual properties such as the whole-vehicle design plan, mold and tooling and the design plans of vehicle parts and related information such as testing reports, functionality analyses and supplier information of certain vehicle parts, all in respect of the SEV model.

Beijing Sankuai Online is an indirect wholly-owned subsidiary of Meituan, a substantial shareholder of the Company.

Further details of the transactions under the IP Licensing Agreement are set out in the Prospectus.

During the year ended December 31, 2022, no transaction was carried out under the IP Licensing Agreement.

DIRECTORS' REPORT

Contractual Arrangements

Background to the Contractual Arrangements

During the Reporting Period, we conducted our value-added telecommunication services, on-ground mobile surveying, radio and television production and operation and operation of commercial internet culture activities (the "**Relevant Businesses**") through our Consolidated Affiliated Entities in the PRC as PRC Laws, or their implementation by relevant government authorities, generally prohibit or restrict foreign ownership in the Relevant Businesses. In order to comply with such laws, while availing ourselves of international capital markets and maintaining effective control over all of our operations, we control our Consolidated Affiliated Entities through the Contractual Arrangements entered into in April 2021. Hence, during the Reporting Period we did not directly own any equity interest in our Consolidated Affiliated Entities. Pursuant to the Contractual Arrangements, we have effective control over the financial and operational policies of our Consolidated Affiliated Entities and are entitled to all the economic benefits derived from the Consolidated Affiliated Entities' operations. During the Reporting Period, the revenue contribution of the Consolidated Affiliated Entities accounted for 0% of our Group's total revenue (2021: 23.3%).

The Consolidated Affiliated Entities that were subject to the foreign ownership restrictions during the Reporting Period are described herein and as set out in the Prospectus.

Risks relating to the Contractual Arrangements and actions taken to mitigate the risks

We believe the following risks are associated with the Contractual Arrangements. Further details of these risks are set out on pages 88 to 94 of the Prospectus.

- If the PRC government deems that our contractual arrangements with our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

- We rely on contractual arrangements with our VIEs and their respective shareholders to exercise control over our business, which may not be as effective as direct ownership in providing operational control.

- Our ability to enforce the equity pledge agreements between us and our VIEs' shareholders may be subject to limitations based on PRC laws and regulations.

- If we exercise the option to acquire equity ownership and assets of our VIE, the ownership transfer may subject us to certain limitations and substantial costs.

- The registered shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

- Our contractual arrangements with our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

- We may lose the ability to use and benefit from assets held by our VIEs that are material to the operation of our business if either of our VIEs goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

The structuring and implementation of the Contractual Arrangements, including the detailed terms of the Contractual Arrangements, as discussed herein, is designed to mitigate these risks.

DIRECTORS' REPORT

Qualification requirements under the FITE Regulations

On December 11, 2001, the State Council promulgated the FITE Regulations, which were amended on September 10, 2008, February 6, 2016 and April 7, 2022. According to the newly amended FITE Regulations, foreign investors are not allowed to hold more than 50% of the equity interests in a company providing value-added telecommunications services, including Internet content provision services. The newly amended FITE Regulations which became effective on May 1, 2022 removed the Qualification Requirements for major foreign investors that hold equity interest in PRC companies conducting value-added telecommunication business set out in the previous FITE Regulations. Beijing CLX, a Consolidated Affiliated Entity of the Company and a wholly-owned subsidiary of Beijing CHJ, one of the VIEs, operates the official website and the Li Auto App of the Company, through which the Company provides certain paid membership and other paid premium services to the owners of the vehicles manufactured by the Company. The said paid services constitute commercial value-added telecom business under the applicable PRC laws and thus a value-added telecommunication business operation license (the "**ICP License**") is required. The offer of paid membership and other paid premium services is conducted through and embedded in the Company's official website and the Li Auto App and therefore is inseparable from the operation of the website and the App. Under the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021 Version), radio and television program production and operation of commercial internet culture activities are "prohibited" businesses for which foreign investment is not permitted. Beijing CLX creates and publishes video contents through the Company's official website, the Li Auto App and its WeChat mini program for marketing and promotional purposes. Beijing CLX has obtained a License for Production and Operation of Radio and TV Programs and an Internet Culture Operating License as required by PRC laws. The creation and publication of video content is inseparable from each other and from the operation of the Company's official website and the Li Auto App. Further, as set out above, the offer of paid membership and other paid premium services is conducted through and embedded in the Company's official website and the Li Auto App and therefore is inseparable from the operation of the website and the App. Beijing CLX, being the entity licensed with the ICP License, the License for Production and Operation of Radio and TV Programs and the Internet Culture Operating License, carries out these said workstreams.

According to our consultations with an officer of the MIIT in July 2021, the officer confirmed that in the case of our Company, the MIIT would not issue an ICP License to our Consolidated Affiliated Entity if it becomes a foreign investment entity and its foreign investor meets the Qualification Requirements. As confirmed by our PRC Legal Advisor, (i) the MIIT is the issuing authority for applications of ICP licenses by Sino-foreign equity joint ventures and wholly-owned foreign investment entities; and (ii) the official duties of the interviewed official include the formulation of regulatory policies in, and the regulation of, value-added telecommunication services (including the regulatory policies on applications for ICP licenses from Sino-foreign equity joint ventures and wholly-owned foreign investment entities) in the PRC. In light of the foregoing, our PRC Legal Advisor is of the view that the officer interviewed is a competent person to give the above confirmation. On the basis of the above, we are of the view that as of the Latest Practicable Date, the Contractual Arrangements are narrowly tailored and we are therefore required to carry out our value-added telecommunication services through the Contractual Arrangements.

We will make periodic inquiries to relevant PRC government authorities to understand any new regulatory development and continuously assess our business conducted through the Contractual Arrangements, with a view to unwinding the Contractual Arrangements wholly or partially as and when practicable and permissible under the PRC laws. We will closely monitor and assess any development of PRC laws and regulations, and will, as applicable and when necessary, disclose any updates to our plans in response to the regulatory developments in our annual and interim reports to inform Shareholders and other investors.

Further details of the Contractual Arrangements, the risks relating to the Contractual Arrangements, the relevant PRC laws and regulations and the material terms of the Contractual Arrangements are set out in the Prospectus.

DIRECTORS' REPORT

Apart from the above, there were no other new Contractual Arrangements entered into, renewed or reproduced during the financial year ended December 31, 2022. Save as disclosed above or in the Prospectus, there was no material change in the Contractual Arrangements and/or the circumstances under which they were adopted for the year ended December 31, 2022.

For the year ended December 31, 2022, none of the Contractual Arrangements had been terminated as none of the restrictions that led to the adoption of the contracts under the Contractual Arrangements has been removed.

The total revenue and net assets derived from the Consolidated Affiliated Entities that are subject to the Contractual Arrangements is approximately RMB7.2 billion and RMB4.7 billion as of December 31, 2022 and approximately RMB28.6 billion and RMB3.6 billion for the year ended December 31, 2021, respectively.

SUMMARY OF THE MATERIAL TERMS OF THE CONTRACTUAL ARRANGEMENTS

Exclusive Consultation and Service Agreements

Under the exclusive consultation and service agreements dated April 21, 2021 between our VIEs and the WFOE (the "**Exclusive Consultation and Service Agreements**"), in exchange for a service fee, payable quarterly, our VIEs agreed to engage the WFOE as its exclusive provider of certain consulting and technical services, including but not limited to software technology development, technology consulting, and technical services required by our VIEs' business. Under the Exclusive Consultation and Service Agreements, the service fee shall consist of 100% of the total consolidated profit of our VIEs, after the deduction of any accumulated deficit of the Consolidated Affiliated Entities in respect of the preceding financial year(s), operating costs, expenses and taxes. Notwithstanding the foregoing, the WFOE may adjust the amount of the services fee according to the services provided by our VIEs, our VIEs' operational conditions and development needs. The WFOE shall calculate the service fee on a quarterly basis and issue a corresponding invoice to our VIEs. Our VIEs must make the payment to the WFOE within ten business days of receiving such invoice.

In addition, absent the prior written consent of the WFOE, during the term of the Exclusive Consultation and Service Agreements, with respect to the services subject to the Exclusive Consultation and Service Agreements and other matters, our VIEs shall not accept the same or any similar services provided by any third party. In addition, without the prior consent of the WFOE, our VIEs shall not enter into any business cooperation with any third party, and the WFOE shall have the right of first refusal in respect of such business cooperation with our VIEs under the same terms.

The Exclusive Consultation and Service Agreements also provide that the WFOE has the exclusive proprietary rights to and interests in any and all intellectual property rights developed or created by our VIEs during the performance of the Exclusive Consultation and Service Agreements.

The Exclusive Consultation and Service Agreements shall remain effective for a period of ten years unless otherwise terminated by the WFOE. Upon request by the WFOE, the term of the Exclusive Consultation and Service Agreements can be renewed prior to their expiration. The Exclusive Consultation and Service Agreements may also be terminated upon mutual agreement by the WFOE and our VIEs.

DIRECTORS' REPORT

Equity Option Agreements

Under the equity option agreements dated April 21, 2021 among our VIEs, the WFOE and the Registered Shareholders (the "**Equity Option Agreements**"), the WFOE has the rights to require the Registered Shareholders to transfer any or all their equity interests in our VIEs to the WFOE and/or a third party designated by it, in whole or in part at any time and from time to time, at the lower of the amount of the Registered Shareholders' respective paid-in capital in our VIEs and the lowest price permitted under applicable PRC laws at the time. For full details regarding covenants between the WFOE and the Registered Shareholders, please refer to the section headed "Contractual Arrangements" in the prospectus.

The Registered Shareholders have also undertaken that, subject to the relevant laws and regulations, they will return to the WFOE any consideration they receive in the event that the WFOE exercises the options under the Equity Option Agreements to acquire the equity interests in our VIEs.

The Equity Option Agreements will remain effective for 10 years and can be renewed upon request by the WFOE.

Equity Pledge Agreements

Under the equity pledge agreements dated April 21, 2021 entered into between the WFOE, the Registered Shareholders and our VIEs (the "**Equity Pledge Agreements**"), the Registered Shareholders agreed to pledge all their respective equity interests in our VIEs that they own, including any interest or dividend paid for the shares, to the WFOE as a security interest to guarantee the performance of contractual obligations and the payment of outstanding debts.

The pledge in respect of our VIEs takes effect upon the completion of registration with the relevant administration for market regulation and shall remain valid until after all the contractual obligations of the Registered Shareholders and our VIEs under the relevant Contractual Arrangements have been fully performed and all the outstanding debts of the Registered Shareholders and our VIEs under the relevant Contractual Arrangements have been fully paid.

Upon the occurrence and during the continuance of an event of default (as defined in the Equity Pledge Agreements), the WFOE shall have the right to require our VIEs' shareholders (i.e. the Registered Shareholders) to immediately pay any amount payable by our VIEs under the Exclusive Consultation and Service Agreements, repay any loans and pay any other due payments, and the WFOE shall have the right to exercise all such rights as a secured party under any applicable PRC law and the Equity Pledge Agreements, including without limitations, being paid in priority with the equity interests based on the monetary valuation that such equity interests are converted into or from the proceeds from auction or sale of the equity interest upon written notice to the Registered Shareholders.

The equity pledge in connection with our VIEs has been registered with the relevant PRC governmental authority pursuant to PRC laws and regulations.

DIRECTORS' REPORT

Powers of Attorney

The Registered Shareholders have executed powers of attorney dated April 21, 2021 (the "**Powers of Attorney**"). Under the Powers of Attorney, the Registered Shareholders irrevocably appointed the WFOE and their designated persons (including but not limited to Directors and their successors and liquidators replacing the Directors but excluding those non-independent or who may give rise to conflict of interests) as their attorneys-in-fact to exercise on their behalf, and agreed and undertook not to exercise without such attorneys-in-fact's prior written consent, any and all right that they have in respect of their equity interests in our VIEs, including, among others:

(i)   to convene and attend shareholders' meetings of our VIEs;

(ii)   to file documents with the relevant companies registry;

(iii)   to exercise all shareholder's rights and shareholder's voting rights in accordance with law and the constitutional documents of our VIEs, including but not limited to the sale, transfer, pledge or disposal of any or all of the equity interests in our VIEs;

(iv)   to execute any and all written resolutions and meeting minutes and to approve the amendments to the articles of associations in the name and on behalf of such shareholder; and

(v)   to nominate or appoint the legal representatives, directors, supervisors, general manager and other senior management of our VIEs.

The Powers of Attorney will remain in force for 10 years. Upon request by the WFOE, each Registered Shareholder shall extend the term of the Power of Attorney prior to its expiration.

Business Operation Agreement

In additional to the above, the Registered Shareholders of Xindian Information, Xindian Information and the WFOE entered into a business operation agreement on April 21, 2021 (the "**Business Operation Agreement**"), pursuant to which Xindian Information will not take any action that may have a material adverse effect on its assets, businesses, human resources, rights, obligations, or business operations without prior written consent of the WFOE. Xindian Information and its Registered Shareholders further agreed to accept and strictly follow the WFOE's instructions relating to Xindian Information's daily operations, financial management, and election of directors appointed by the WFOE. The Registered Shareholders of Xindian Information agree to transfer any dividends or any other income or interests they receive as the shareholders of Xindian Information immediately and unconditionally to the WFOE. Unless the WFOE terminates this agreement in advance, the Business Operation Agreement will remain effective for 10 years and can be renewed upon request by the WFOE prior to its expiration. Xindian Information and its Registered Shareholders have no right to terminate this agreement unilaterally. Pursuant to the Business Operation Agreement, each Registered Shareholder of Xindian Information has executed a power of attorney described above to irrevocably authorize the WFOE to act as his or her attorney – in-fact to exercise all of his or her rights as a shareholder of Xindian Information.

Listing Rules implications and waivers

For the purposes of Chapter 14A of the Listing Rules, and in particular the definition of "connected person", the Consolidated Affiliated Entities are treated as our Company's wholly-owned subsidiary, and its directors, chief executives or substantial shareholders (as defined in the Listing Rules) and their respective associates are treated as our Company's "connected persons."

DIRECTORS' REPORT

The transactions contemplated under the Contractual Arrangements are continuing connected transactions of the Company. The highest applicable percentage ratios (other than the profits ratio) under the Listing Rules in respect of the transactions associated with the Contractual Arrangements are expected to be more than 5%. As such, the transactions will be subject to the reporting, annual review, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

Our Directors (including the independent non-executive Directors) are of the view that the Contractual Arrangements and the transactions contemplated therein are fundamental to our legal structure and business operations. Our Directors also believe that our structure, whereby the financial results of our Consolidated Affiliated Entities are consolidated into our financial statements as if they were our Company's wholly-owned subsidiaries, and all the economic benefits of their business flows to our Group, places our Group in a special position in relation to the connected transactions rules. Accordingly, notwithstanding that the transactions contemplated under the Contractual Arrangements and any new transactions, contracts and agreements or renewal of existing transactions, contracts and agreements to be entered into, among others, by our Consolidated Affiliated Entities and any member of our Group from time to time (including Consolidated Affiliated Entities) (the "**New Intergroup Agreements**") technically constitute continuing connected transactions under Chapter 14A of the Listing Rules, our Directors consider that it would be unduly burdensome and impracticable, and would add unnecessary administrative costs to our Company, for all such transactions to be subject to strict compliance with the requirements set out under Chapter 14A of the Listing Rules, including, among other things, the announcement and independent shareholders' approval requirements.

If the Contractual Arrangements is altered or if the Company enters into any new agreements with any connected persons in the future (otherwise than pursuant to the renewal and reproduction waiver in relation to the Contractual Arrangements), the Company must fully comply with the relevant requirements under Chapter 14A of the Rules unless it applies for and obtains a separate waiver from the Stock Exchange.

Confirmation from independent non-executive Directors

The Company's independent non-executive Directors have reviewed the IP Licensing Agreement and the Contractual Arrangements and confirmed that:

(i)　the transactions carried out during the year ended December 31, 2022 have been entered into in accordance with the relevant provisions of the Contractual Arrangements;

(ii)　no dividends or other distributions have been made by the Consolidated Affiliated Entities to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group during the year ended December 31, 2022;

(iii)　no new contracts were entered into, renewed or reproduced between the Group and the Consolidated Affiliated Entities during the year ended December 31, 2022 other than the ones disclosed above;

(iv)　the IP Licensing Agreement and the Contractual Arrangements have been entered into in the ordinary and usual course of business of the Group;

(v)　the IP Licensing Agreement and the Contractual Arrangements have been entered into on normal commercial terms or better; and

(vi)　the IP Licensing Agreement and the Contractual Arrangements have been entered into in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

DIRECTORS' REPORT

Reporting from the Company's independent auditor

The Auditor was engaged to report on the Group's continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) "Assurance Engagements Other than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 (Revised) "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants. The Auditor has issued its unqualified letter containing his findings and conclusions in respect of the continuing connected transactions disclosed by the Group on pages 15 to 21 of this annual report in accordance with Rule 14A.56 of the Listing Rules. A copy of the Auditor's letter has been provided by the Company to the Stock Exchange.

The Auditor has confirmed in a letter to the Board, with respect to the IP Licensing Agreement and the Contractual Arrangements and the transactions contemplated therein:

(i)   nothing has come to the Auditor's attention that causes the Auditor to believe that the disclosed continuing connected transactions have not been approved by the Board;

(ii)   for transactions involving the provision of goods or services by the Group, nothing has come to the Auditor's attention that causes the Auditor to believe that the continuing connected transactions were not, in all material respects, in accordance with the pricing policies of the Group;

(iii)   nothing has come to the Auditor's attention that causes the Auditor to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions;

(iv)   nothing has come to the Auditor's attention that causes the Auditor to believe that such continuing connected transactions have exceeded the annual caps as set by the Company; and

(v)   nothing has come to the Auditor's attention that causes the Auditor to believe that dividends or other distributions have been made by the Consolidated Affiliated Entities to the holders of the equity interests of the Consolidated Affiliated Entities which are not subsequently assigned or transferred to the Group.

WEIGHTED VOTING RIGHTS

The Company is controlled through weighted voting rights. Under this structure, the Company's share capital comprises Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share entitles the holder to exercise one vote, and each Class B Ordinary Share entitles the holder to exercise ten votes, on any resolution tabled at the Company's general meetings, except for resolutions with respect to the Reserved Matters, in relation to which each Share is entitled to one vote.

The WVR structure enables the WVR Beneficiary to exercise voting control over the Company notwithstanding that the WVR Beneficiary does not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR Beneficiary who will control the Company with a view to its long-term prospects and strategy.

Investors are advised to be aware of the potential risks of investing in companies with a WVR structure, in particular that the interests of the WVR Beneficiary may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR Beneficiary will be in a position to exert significant influence over the affairs of our Company and the outcome of Shareholders' resolutions. Investors should make the decision to invest in the Company only after due and careful consideration.

DIRECTORS' REPORT

The WVR Beneficiary is Mr. Li. As at December 31, 2022, assuming (i) none of the Performance Conditions (as defined in the Prospectus) is met and no Award Premium (as defined in the Prospectus) is paid in respect of any CEO Award Shares, (ii) no further Shares are issued under the Share Incentive Plans or pursuant to the conversion of the 2028 Notes, and (iii) without taking into account the voting rights attached to the 21,666,682 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans, Mr. Li beneficially owned and controlled, through his intermediaries, an aggregate of 355,812,080 Class B Ordinary Shares and 108,557,400 Class A Ordinary Shares (which are CEO Award Shares with one vote per share), representing (a) approximately 22.28% of the Company's issued Shares; (b) approximately 69.00% of the voting rights in the Company with respect to shareholder resolutions relating to matters other than Reserved Matters; and (c) approximately 18.21% with respect to shareholder resolutions relating to Reserved Matters. The Class B Ordinary Shares are held through Amp Lee Ltd., which is wholly owned by Cyric Point Enterprises Limited, the entire interest of which is in turn held by a trust that was established by Mr. Li (as the settlor) for the benefit of himself and his family.

Class B Ordinary Shares may be converted into Class A Ordinary Shares on a one to one ratio. As at December 31, 2022, assuming the conversion of all the issued and outstanding Class B Ordinary Shares into Class A Ordinary Shares, the Company will issue 355,812,080 Class A Ordinary Shares, representing approximately 17.07% of the total number of issued and outstanding Class A Ordinary Shares. The weighted voting rights attached to Class B Ordinary Shares will cease when the WVR Beneficiary has no beneficial ownership of any of the Class B Ordinary Shares, in accordance with Rule 8A.22 of the Listing Rules. This may occur:

(i)   upon the occurrence of any of the circumstances set out in Rule 8A. 17 of the Listing Rules, in particular where the WVR Beneficiary is: (1) deceased; (2) no longer a member of the Board; (3) deemed by the Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

(ii)   when the holders of Class B Ordinary Shares have transferred to another person the beneficial ownership of, or economic interest in, all of the Class B Ordinary Shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

(iii)   where a vehicle holding Class B Ordinary Shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or

(iv)   when all of the Class B Ordinary Shares have been converted to Class A Ordinary Shares.

MAJOR CUSTOMERS AND MAJOR SUPPLIERS

During the year ended December 31, 2022, our customers primarily include individual vehicle purchasers. We have a broad base of customers, and we do not believe that we have customer concentration risks. Our top five customers accounted for 1%, 0.1% and 0.1% of our total revenues for each of the years ended December 31, 2020, 2021 and 2022, respectively. Our top five suppliers accounted for 32%, 30% and 23.6% of our purchases for each of the years ended December 31, 2020, 2021 and 2022, respectively.

None of the Directors, their respective close associates, or any Shareholder (which to the knowledge of the Directors own more than 5% of the number of issued shares of the Company) had any interest in any of our five largest customers or suppliers during the year ended December 31, 2022.

DIRECTORS' REPORT

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the laws of the Cayman Islands which would oblige the Company to offer new Shares on a pro-rata basis to the existing Shareholders.

TAX RELIEF AND EXEMPTION OF HOLDERS OF LISTED SECURITIES

The Directors are not aware of any tax relief and exemption available to the Shareholders by reason of their holding of the Company's securities.

SUBSIDIARIES

Particulars of the Company's subsidiaries are set out in Note 1 to the consolidated financial statements.

PROPERTY, PLANT AND EQUIPMENT

Details of movements in the property, plant and equipment of the Group during the year ended December 31, 2022 are set out in Note 8 to the consolidated financial statements.

None of the Company's properties are held for development and/or sale or for investment purposes.

SHARE CAPITAL AND SHARES ISSUED

Details of movements in the share capital of the Company for the year ended December 31, 2022 are set out in Note 20 to the consolidated financial statements.

THE US ATM OFFERING

On June 28, 2022 (U.S. Eastern Time), the Company announced the US ATM Offering to sell up to US$2,000,000,000 of ADSs, each representing two Class A Ordinary Shares, to the public in the United States. The closing price of the ADS on the Nasdaq on June 28, 2022 was US$37.07. As disclosed in the announcement dated June 29, 2022 issued by the Company in connection with the US ATM Offering, as an estimate, based on the average closing price of the ADS on the Nasdaq for the five trading days preceding June 24, 2022, the Company expected that it would not issue more than 53,835,800 ADSs pursuant to the US ATM Offering, representing 107,671,600 Class A Ordinary Shares with an aggregate nominal value of approximately US$10,767.

As of December 31, 2022, we had sold 9,431,282 ADSs representing 18,862,564 Class A ordinary shares under the US ATM Offering to the public in the United States, raising gross proceeds of US$366.5 million and net proceeds of approximately US$360.5 million, respectively, with the selling price ranging from US$38.00 per ADS to US$39.63 per ADS and average net selling price of US$38.86 per ADS.

As disclosed in the announcement and the listing document of the Company dated June 29, 2022, the Company intends to use the net proceeds from the US ATM Offering for (i) research and development of next-generation electric vehicle technologies including technologies for BEVs, smart cabin, and autonomous driving, (ii) development and manufacture of future platforms and car models, and (iii) working capital needs and general corporate purposes. To the extent that the net proceeds of the US ATM Offering are not immediately required for the above described purposes, we may hold such funds in bank deposits at authorized financial institutions.

DIRECTORS' REPORT

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the Directors as at the Latest Practicable Date, the Company has maintained the prescribed percentage of public float under the Listing Rules.

DONATION

During the year ended December 31, 2022, the Group made charitable donations of RMB5.7 million.

DEBENTURE ISSUED

In April 2021, we issued the US$862.5 million in aggregate principal amount of 0.25% convertible senior notes due 2028, or the 2028 Notes, which may be converted, at an initial conversion rate of 35.2818 ADSs per US$1,000 principal amount of notes (which represents an initial conversion price of US$28.34 per ADS) at each holder's option at any time on or after November 1, 2027, until the close of business on the second scheduled trading day immediately preceding the maturity date of May 1, 2028, or at the option of the holders upon satisfaction of certain conditions and during certain periods prior to the close of business on business day immediately preceding November 1, 2027 based on an initial conversion rate of 35.2818 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2028 Notes bear interest at a rate of 0.25% per year, payable semi-annually in arrears on May 1 and November 1 of each year, beginning on November 1, 2021. Holders of the 2028 Notes may require the Company to repurchase all or part of their notes for cash on May 1, 2024 and on May 1, 2026, in each case, at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the relevant repurchase date. Assuming full conversion of the 2028 Notes at the initial conversion rate of 35.2818 ADSs per US$1,000 principal amount, the 2028 Notes will be convertible into 30,430,552 ADSs, representing 60,861,104 Class A Ordinary Shares. For illustrative purposes only, 60,861,104 Class A Ordinary Shares represent approximately 2.84% of the total issued share capital (as if enlarged by the issue of such shares) of the Company as of the Latest Practicable Date. Other than optional redemption for changes in the tax laws, the 2028 Notes may not be redeemed by us at our option prior to maturity. For further details of the 2028 Notes, please see the section headed "History, Reorganization and Corporate Structure – Convertible Notes" in the Prospectus.

After performing sufficient due diligence work that the Directors consider appropriate and after due and careful consideration, the Directors confirm that, up to the Latest Practicable Date, there had been no material adverse change in our financial or trading position or prospects since December 31, 2022, being the end date of the periods reported on in the consolidated financial statements included in this annual report, and there is no event since December 31, 2022 that would materially affect the information as set out in the consolidated financial statements in this annual report.

EQUITY-LINKED AGREEMENTS

Save as disclosed in the section headed "Share Schemes" in this annual report, no equity-linked agreements were entered into by the Group, or existed during the year ended December 31, 2022.

DIVIDEND

The Board does not recommend the distribution of an annual dividend for the year ended December 31, 2022.

There is no arrangement under which a Shareholder has waived or agreed to waive any dividends.

DIRECTORS' REPORT

PERMITTED INDEMNITY

Pursuant to the Articles of Association and subject to the applicable laws and regulations, every Director shall be indemnified and secured harmless out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain in or about the execution of their duty in their offices. A permitted indemnity provision (as defined in section 469 of the Companies Ordinance) for the benefit of the Directors is currently and was in force for the year ended December 31, 2022.

The Company has also taken out liability insurance to provide additional coverage for the Directors.

RESERVES

Details of movements in the reserves of the Group and the Company during the year ended December 31, 2022 are set out in the consolidated statement of changes in equity on page 73 and in Note 28 to the consolidated financial statements, respectively. The Company did not have any distributable reserve as at December 31, 2022.

LOANS AND BORROWINGS

The Group had 9.6 billion in outstanding loans, overdrafts and borrowings from banks and other financial institutions as of December 31, 2022 (2021: 6.0 billion).

DIRECTORS' SERVICE CONTRACTS

Mr. Li Xiang and Mr. Li Tie, the executive Directors, have entered into an employment agreement with our Company on July 27, 2021. The term of appointment shall be for an initial term of three years from the Listing Date or until the third annual general meeting of our Company after the Listing Date, whichever is sooner (subject to re-election as and when required under the Articles of Association). Either party may terminate the agreement by giving not less than three months' prior written notice.

Mr. Ma Donghui, an executive Director, has entered into an employment agreement with our Company on December 10, 2022. The term of appointment shall be for a term of three years commencing from January 1, 2023, subject to retirement and re-election as and when required under the Listing Rules and the Company's Articles of Association. Either party may terminate the agreement by giving not less than three months' prior written notice.

Each of the non-executive Directors has entered into an appointment letter with our Company on July 27, 2021. The initial term for their appointment letters shall commence from the date of their appointments and shall continue for three years from July 27, 2021 or from the date of the Prospectus of the Company (that is August 3, 2021) until the third annual general meeting of the Company since the Listing Date, whichever is sooner, (subject always to re-election as and when required under the Articles of Association) until terminated in accordance with the terms and conditions of the appointment letter or by either party giving to the other not less than three month's prior notice in writing.

Each of the independent non-executive Directors has entered into an appointment letter with our Company on July 27, 2021. The initial term for their appointment letters shall be three years from the date of the Listing Date or until the third annual general meeting of the Company since the Listing Date, whichever is sooner, (subject always to re-election as and when required under the Articles of Association) until terminated in accordance with the terms and conditions of the appointment letter or by either party giving to the other not less than three months' prior notice in writing.

DIRECTORS' REPORT

None of the Directors proposed for re-election at the forthcoming annual general meeting of the Company has or is proposed to have a service contract with any member of our Group other than contracts expiring or determinable by the employer within one year without the payment of compensation (other than statutory compensation).

DIRECTORS' INTERESTS IN TRANSACTIONS, ARRANGEMENTS OR CONTRACTS OF SIGNIFICANCE

Save as disclosed in the section "Connected Transactions" of this Directors' report, none of the Directors or any entity connected with the Directors had a material interest, either directly or indirectly, in any transactions, arrangements or contracts of significance to which the Company, its holding company, or any of its subsidiaries or fellow subsidiaries was a party subsisting during or at the end of the year ended December 31, 2022.

EMOLUMENTS OF DIRECTORS AND THE FIVE HIGHEST PAID INDIVIDUALS

In compliance with the Corporate Governance Code, the Company has established the compensation Committee of the Company to formulate remuneration policies.

The remuneration is determined and recommended based on each Director's and senior management personnel's qualification, position and seniority. As for the independent non-executive Directors, their remuneration is determined by the Board upon recommendation from the compensation Committee.

The Directors and the senior management personnel are eligible participants of 2019 Plan and 2020 Plan, details of which are set out in the Prospectus and Note 22 to the consolidated financial statements.

Details of the remuneration of the Directors, senior management and the five highest paid individuals are set out in Note 30 and Note 31 to the consolidated financial statements.

None of the Directors waived or agreed to waive any remuneration and there were no emoluments paid by the Group to any of the Directors as an inducement to join, or upon joining the Group, or as compensation for loss of office.

CONTRACTS WITH CONTROLLING SHAREHOLDERS

Save as set out in "Connected Transactions" above, no contract of significance or contract of significance for the provision of services has been entered into among the Company or any of its subsidiaries and the Controlling Shareholders or any of their subsidiaries during the year ended December 31, 2022.

MANAGEMENT CONTRACTS

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year ended December 31, 2022.

AUDITOR

The consolidated financial statements of the Group have been audited by PricewaterhouseCoopers, who will retire and, being eligible, offer themselves for re-appointment at the forthcoming annual general meeting.

DIRECTORS' REPORT

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed in this annual report, at no time during the year ended December 31, 2022 was the Company or any of its subsidiaries, fellow subsidiaries or its holdings companies a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of the Company or any other body corporate; and none of the Directors, or any of their spouse or children under the age of 18, had any right to subscribe for equity or debt securities of the Company or any other body corporate, or had exercised any such right.

DIRECTORS' INTERESTS IN COMPETING BUSINESS

Save as disclosed in this annual report and except for the interests of the Controlling Shareholders in the Group, during the Reporting Period, neither the Controlling Shareholders nor any of the Directors had any interest in a business, apart from the business of the Group, which competes or is likely to compete, directly or indirectly, with the Group's business, which would require disclosure under Rule 8.10 of the Listing Rules.

By order of the Board
Mr. Li Xiang
Chairman

Beijing, China
April 21, 2023

DIRECTORS AND SENIOR MANAGEMENT

The Directors who held office during the year ended December 31, 2022 and up to the Latest Practicable Date are:

Executive Directors
Mr. LI Xiang (李想)
Mr. SHEN Yanan (沈亞楠) *(resigned with effect from January 1, 2023)*
Mr. LI Tie (李鐵)
Mr. MA Donghui (馬東輝) *(appointed with effect from January 1, 2023)*

Non-executive Directors
Mr. WANG Xing (王興)
Mr. FAN Zheng (樊錚)

Independent non-executive Directors
Mr. ZHAO Hongqiang (趙宏強)
Mr. JIANG Zhenyu (姜震宇)
Prof. XIAO Xing (肖星)

EXECUTIVE DIRECTORS

Mr. LI Xiang (李想), aged 41, is the Founder, an executive Director, the Chief Executive Officer and the Chairman of the Board of the Company.

Mr. Li has over 20 years of founding and managing internet technology companies in China, including over 15 years of experience focusing on the automotive industry. Mr. Li is the founder of Autohome Inc., (NYSE: ATHM; HKEX stock code: 2518) ("**Autohome**"), and served as its president from 1999 to June 2015. Autohome is the leading online destination for automobile consumers in China. At Autohome, Mr. Li was primarily responsible for its overall strategy, content creation and product development. From May 2015 to September 2018, Mr. Li served as a director of NIO Inc. (NYSE: NIO; HKEX stock code: 9866). Mr. Li has served as an independent director of Beijing Siwei Tuxin Technology Co., Ltd. (北京四維圖新科技股份有限公司) (Shenzhen Stock Exchange stock code: 002405) from May 2017 to December 2021, and is also on the board of directors of several private companies.

Mr. SHEN Yanan (沈亞楠), aged 45, was an executive Director and had served as our President since November 2015 during the Reporting Period until 1 January 2023.

Prior to joining our Group, Mr. Shen held various positions with Lenovo with his most recent position as vice president in charge of global supply chain operations at Lenovo from October 2014.

Mr. Shen received a bachelor's degree in industrial foreign trade from Shanghai Jiao Tong University in July 1999 and a master's degree in logistics and supply chain management from University of Edinburgh in December 2000. Mr. Shen obtained his EMBA degree from China Europe International Business School in October 2013.

DIRECTORS AND SENIOR MANAGEMENT

Mr. LI Tie (李鐵), aged 45, is an executive Director and has served as our Chief Financial Officer since July 2016.

Prior to joining our Group, Mr. Li worked at Autohome from March 2008 to June 2016 with his last position as a vice president of Autohome. Before joining Autohome, Mr. Li worked at PricewaterhouseCoopers Beijing Office from August 2002 to February 2008. Mr. Li has served as the Independent non-executive Director of Gushengtang Holdings Limited (固生堂) (HKEX Stock Code: 2273) since November 2021.

Mr. Li completed the Senior Executive Leadership Program held by Harvard Business School in July 2019. He received his bachelor's degree in accounting and master's degree in management from Tsinghua University in July 1999 and June 2002 respectively.

Mr. MA Donghui (馬東輝), aged 48, has served as our executive Director and the President of the Company since January 1, 2023. Previously, he served as the chief engineer since September 2015. Mr. Ma worked as dean of research institute at SANY Heavy Vehicle Body Co., Ltd. since June 2011. Prior to that, Mr. Ma worked at IAT Automobile Technology Co., Ltd. and Jianshi International Automotive Design (Beijing) Co., Ltd.

Mr. Ma received a bachelor's degree in power engineering from Wuhan University of Technology in 1995 and a master's degree in mechanical manufacturing and automation from Shanghai University in 2003.

NON-EXECUTIVE DIRECTORS

Mr. WANG Xing (王興), aged 44, has served as our non-executive Director of the Company since July 2019. Mr. Wang is a co-founder, an executive director, the chief executive officer and chairman of the board of Meituan (HKEX stock code: 3690), a leading e-commerce platform for goods and services in China which was listed on the Main Board of the Stock Exchange in September 2018. Mr. Wang is responsible for the overall strategic planning, business direction and management of Meituan. He also holds directorship in various subsidiaries of Meituan. Prior to founding meituan.com in 2010, he co-founded xiaonei. com, China's first college social network website, in 2005. xiaonei.com was later renamed as Renren Inc. (NYSE: RENN). Mr. Wang also co-founded fanfou.com, a social media company specializing in microblogging, in May 2007 and was responsible for the management and operation of this company from May 2007 to July 2009.

Mr. Wang received his bachelor's degree in electronic engineering from Tsinghua University in July 2001 and his master's degree in electrical engineering from University of Delaware in January 2005.

Mr. FAN Zheng (樊錚), aged 44, has served as our non-executive Director (under the Hong Kong Listing Rules) of the Company since July 2019 and has served as our independent director (under applicable U.S. regulations) since October 2020. Prior to joining us, Mr. Fan served as co-founder and vice president of Autohome from June 1999 to October 2016. At Autohome, Mr. Fan was primarily responsible for its technological operations.

Mr. Fan graduated with a college diploma in computer science from Hebei University of Science and Technology in July 2000.

DIRECTORS AND SENIOR MANAGEMENT

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. ZHAO Hongqiang (趙宏強), aged 46, has served as an independent director of our Company since July 2020 and was re-designated as an independent non-executive Director with effect from the Listing Date.

Mr. Zhao serves as an independent non-executive director of Gogox Holdings Limited (HKEX stock code: 2246) on August 2021. Gogox Holdings Limited has been listed on the Stock Exchange since June 2022. Mr. Zhao serves as an executive director and chief financial officer of Bairong Inc. (HKEX stock code: 6608) ("BaiRong"), a leading big-data application platform in financial sector in China, since June 2018. Mr. Zhao also currently serves as an independent director of HUYA Inc. (NYSE: HUYA), a leading China-based game live streaming company since May 2018. Previously, Mr. Zhao served as chief financial officer of NetEase Lede Technology Co., Ltd. Beijing Branch from October 2014. Mr. Zhao previously held the position of assistant chief auditor at the Public Company Accounting Oversight Board, a regulatory oversight agency under the SEC. He was also employed with KPMG LLP in the United States from August 2001 to February 2009, with the most recent position being Manager Audit. Mr. Zhao accumulated corporate governance knowledge and experience through his aforementioned positions and directorships at BaiRong, NetEase Lede Technology Co., Ltd. Beijing Branch and the Public Company Accounting Oversight Board of the SEC.

Mr. Zhao received a bachelor's degree in accounting from Tsinghua University in July 1999 and a master's degree in accountancy from the George Washington University in May 2001.

Mr. JIANG Zhenyu (姜震宇), aged 49, was appointed as an independent non-executive Director with effect from the Listing Date.

Mr. Jiang has more than 13 years of experience in financial management and legal practices. Mr. Jiang has served as the chief financial officer and a joint company secretary of Dida Inc. since May 2020 and September 2020, respectively. At Dida Inc, Mr. Jiang is primarily responsible for finance, investments and capital market activities and corporate governance related matters. Prior to joining Dida Inc., Mr. Jiang served as the chief financial officer of Cheetah Mobile Inc., a company listed on the New York Stock Exchange (NYSE: CMCM), from April 2017 to January 2020. Prior to that, Mr. Jiang founded and operated a startup tech company. From February 2014 to October 2015, Mr. Jiang served as the chief financial officer at 9F Inc., a company listed on Nasdaq (Nasdaq: JFU). From September 2008 to March 2014, he worked as an associate at Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Jiang also served as an engineer at BorgWarner, Inc., a company listed on the New York Stock Exchange (NYSE: BWA) from January 2000 to July 2006. Mr. Jiang accumulated corporate governance knowledge and experience through his aforementioned senior management positions at Dida Inc, Cheetah Mobile Inc. and 9F Inc..

Mr. Jiang graduated from Tsinghua University with a bachelor's degree and a master's degree in automotive engineering in July 1995 and June 1998, respectively. He further obtained a master's degree from Pennsylvania State University in December 1999 and a juris doctor degree from Cornell Law School in May 2008. Mr. Jiang qualified as a registered attorney at law in the State of New York in January 2009 and was also recognized as a chartered financial analyst by CFA Institute in the USA in April 2013.

DIRECTORS AND SENIOR MANAGEMENT

Prof. XIAO Xing (肖星), aged 52, was appointed as an independent non-executive Director with effect from the Listing Date.

Prof. Xiao is a Professor and the Head of the Accounting Department of the School of Economics and Management of Tsinghua University, where she has taught classes since April 1997. During her time at the Tsinghua University, Prof. Xiao visited Harvard University, Massachusetts Institute of Technology, University of Wisconsin as a senior visiting scholar and received the Fulbright Scholar award in 2011. Prof. Xiao's main research areas are corporate governance, financial management, financial statement analysis and financial accounting.

Prof. Xiao has served as an independent director of Mango Excellent Media Co., Ltd. (Shenzhen Stock Exchange stock code: 300413) since January 2019; an independent director of Bloomage Biotechnology Corporation Limited (Shanghai Stock Exchange stock code: 688363) from March 2019 to April 2022; and an independent non-executive director of Agricultural Bank of China Limited (Shanghai Stock Exchange stock code: 601288 and HKEX stock code: 1288) from March 2015 to July 2021; independent director of Goertek Inc. (Shenzhen Stock Exchange stock code: 002241) from September 2013 to November 2019; an independent director of Beijing Thunisoft Corporation Limited (Shenzhen Stock Exchange stock code: 300271) from June 2019 to March 2020; and an independent director of Aixin Life Co., Ltd. since August 2017. Prof. Xiao accumulated corporate governance knowledge and experience through her academic research and the foregoing directorships.

Prof. Xiao received a bachelor's degree in mechanical engineering and a second bachelor's degree in business management from Tsinghua University in July 1994 and a master's degree in industrial foreign trade (accounting) from Tsinghua University in March 1997. Prof. Xiao obtained her doctorate degree in accounting from Tsinghua University in January 2004.

SENIOR MANAGEMENT

Our senior management team comprises Mr. LI Xiang, Mr. LI Tie and Mr. MA Donghui, who are each an executive Director of our Company, and Mr. XIE Yan. See "– Executive directors" for biographies of Mr. LI Xiang, Mr. LI Tie and Mr. MA Donghui.

Mr. XIE Yan (謝炎), aged 44, has served as the Company's Chief Technology Officer since December 12, 2022. Previously, he served as the Company's senior vice president since July 18, 2022. Mr. Xie has extensive work experience in the technology sector. Prior to joining the Company, Mr. Xie served as a vice president of software engineering at the consumer business group and the head of the device OS department at Huawei Technologies for three years, chief architect of AliOS system, and a general manager at Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988) for five years, and worked at Intel Corporation for six years.

Mr. Xie received a bachelor's degree in information electrical engineering from Zhejiang University in 2001 and a master's degree in computer engineering from the University of Delaware in 2003.

DIRECTORS AND SENIOR MANAGEMENT

JOINT COMPANY SECRETARIES

Mr. WANG Yang (王揚), is our joint company secretary. Mr. Wang joined our Group in July 2020 as the director of capital markets. Prior to joining our Group, Mr. Wang was a founding partner of Winning Capital (盈嘉資本) from January 2018 to July 2020. At Winning Capital, he oversaw all departments and was responsible for the fund raising, investment, management and exit activities of the fund. From June 2012 to December 2017, Mr. Wang worked at Noah China Holdings Group (諾亞中國控股集團) with his last position as the deputy general manager of the Shanghai wealth management center.

Mr. Wang received his master's degree in business administration in August 2010 from Northwood University.

Ms. LAU Yee Wa (劉綺華), is our joint company secretary. Ms. Lau is an Associate Director of Corporate Services of Tricor Services Limited ("**Tricor**"), Asia's leading business expansion specialist. Ms. Lau has over 20 years of experience in the corporate secretarial field and has been providing professional corporate services to Hong Kong listed companies as well as multinational, private and offshore companies. Ms. Lau is currently the company secretary of five listed companies on the Main Board of the Hong Kong Stock Exchange, namely, BAIOO Family Interactive Limited (百奧家庭互動有限公司) (stock code: 2100), Meituan (美團) (stock code: 3690), Transmit Entertainment Limited (傳遞娛樂有限公司) (stock code: 1326), Jiayuan International Group Limited (佳源國際控股有限公司) (stock code: 2768) and Everest Medicines Limited (雲頂新耀有限公司) (stock code: 1952). Ms. Lau is a Chartered Secretary, a Chartered Governance Professional and an Associate of both The Hong Kong Chartered Governance Institute (formerly known as "The Hong Kong Institute of Chartered Secretaries") and The Chartered Governance Institute.

Ms. Lau obtained her bachelor's degree in administrative management from University of South Australia in April 2003.

CHANGES TO DIRECTORS' INFORMATION

Mr. SHEN Yanan (沈亞楠) resigned as an executive Director and the President of the Company with effect from January 1, 2023.

Mr. MA Donghui (馬東輝) was appointed as an executive Director and the President of the Company with effect from January 1, 2023.

Save as disclosed above, the Company is not aware of other changes in the Directors' information which are required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

CHANGES IN SENIOR MANAGEMENT

Mr. XIE Yan (謝炎) has been appointed as the chief technology officer of the Company with effect from December 12, 2022.

Disclosure under Rule 8.10 of the Listing Rules

Save and except for the interests of our Controlling Shareholders in our Company and its subsidiaries, during the year ended December 31, 2022, neither our Controlling Shareholders nor any of our Directors had any interest in a business, apart from the business of our Group, which competes or is likely to compete, directly or indirectly, with our business, which would require disclosure under Rule 8.10 of the Listing Rules.

CORPORATE GOVERNANCE

The Board is pleased to present the corporate governance report for the Company for the year ended December 31, 2022.

The Board is committed to achieve high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Group to safeguard the interests of Shareholders, enhance corporate value, formulate its business strategies and policies, and enhance its transparency and accountability.

The Board is committed to maintaining and developing robust corporate governance practices that are intended to ensure:

•   satisfactory and sustainable returns to Shareholders;

•   that the interests of those who deal with the Company are safeguarded;

•   that overall business risk is understood and managed appropriately;

•   the delivery of high-quality products and services to the satisfaction of customers; and

•   that high standards of ethics are maintained.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company has adopted the principles and code provisions of the Corporate Governance Code set forth in Appendix 14 of the Listing Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited as the basis of the Company's corporate governance practices.

During the Reporting Period, we have complied with all of the applicable code provisions of the Corporate Governance Code set forth in Appendix 14 to the Listing Rules, save for the following.

Code provision C.2.1 of the Corporate Governance Code, recommends, but does not require, that the roles of chairperson and chief executive officer should be separate and should not be performed by the same person. The Company deviates from this provision because Mr. Li performs both the roles of the chairperson of the Board and the chief executive officer of the Company. Mr. Li is our founder and has extensive experience in our business operations and management. Our Board believes that vesting the roles of both chairperson and chief executive officer to Mr. Li has the benefit of ensuring consistent leadership within our Company and enables more effective and efficient overall strategic planning. This structure will enable our Company to make and implement decisions promptly and effectively.

Our Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and three independent non-executive Directors. Our Board will reassess the division of the roles of chairperson and the chief executive officer from time to time, and may recommend dividing the two roles between different people in the future, taking into account our circumstances as a whole. The Company will continue to regularly review and monitor its corporate governance practices to ensure compliance with the Corporate Governance Code, and maintain a high standard of corporate governance practices of the Company.

CORPORATE GOVERNANCE

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Class A Ordinary Shares of the Company were listed on the Stock Exchange on August 12, 2021, since which time the Model Code has been applicable to the Company.

The Company has adopted the Management Trading of Securities Policy (the "**Code**"), with terms no less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code during the Reporting Period.

BOARD OF DIRECTORS

The Company is headed by an effective Board which assumes responsibility for its leadership and control and be collectively responsible for promoting the Company's success by directing and supervising the Company's affairs. Directors take decisions objectively in the best interests of the Company.

The Board has a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Company's business and regularly reviews the contribution required from a Director to perform his responsibilities to the Company and whether the Director is spending sufficient time performing them that are commensurate with their role and the Board responsibilities. The Board includes a balance composition of Executive Directors and Non-executive Directors (including Independent Non-executive Directors) so that there is a strong independent element on the Board, which can effectively exercise independent judgement.

BOARD COMPOSITION

The Board currently comprises eight members consisting of three executive Directors, two non-executive Directors and three independent non-executive Directors.

During the year ended December 31, 2022 and up to the Latest Practicable Date, the composition of the Board comprised the following Directors:

Executive Directors
Mr. LI Xiang *(Chairman and chief executive officer, member of compensation committee)*
Mr. SHEN Yanan *(resigned with effect from January 1, 2023)*
Mr. LI Tie *(Chief financial officer)*
Mr. MA Donghui *(President) (appointed with effect from January 1, 2023)*

Non-executive Directors
Mr. WANG Xing
Mr. FAN Zheng

CORPORATE GOVERNANCE

Independent non-executive Directors
Mr. ZHAO Hongqiang *(Chairman of audit committee and compensation committee, member of nominating and corporate governance committee)*
Mr. JIANG Zhenyu *(Chairman of nominating and corporate governance committee, member of audit committee and compensation committee)*
Prof. XIAO Xing *(member of audit committee and nominating and corporate governance committee)*

The biographical information of the Directors is disclosed under "Directors and Senior Management" on pages 29 to 33 of this annual report.

There are no material/relevant relationships (including financial, business, family) between members of the Board.

BOARD MEETINGS AND COMMITTEE MEETINGS

Code provision C.5.1 of the Corporate Governance Code stipulates that the board should meet regularly and board meetings should be held at least four times a year at approximately quarterly intervals. The board meeting will involve active participation of a majority of Directors, either in person or through electronic means of communication, at approximately quarterly intervals. Schedules for regular Board meetings are normally agreed with Directors in advance to facilitate their attendance. At least 14 days' notice for all regular Board meetings will be given to all Directors and all Directors are given the opportunity to include items or businesses for discussion in the agenda. For all other Board meetings, reasonable notice will be given. Relevant agenda and accompanying meeting papers will be sent to all Directors in a timely manner and at least three days in advance of every regular Board meeting.

During the year ended December 31, 2022, the Board held four meetings. An annual general meeting and nine committee meetings were held. The forthcoming annual general meeting of the Company is expected to be held no later than June 30, 2023.

CORPORATE GOVERNANCE

A summary of the attendance record of the Directors at Board meetings, committee meetings and the annual general meeting of the Company held during the Reporting Period is set out in the following table below:

	Number of meeting(s) attended/Number of meeting(s) held				
Director	Annual general meeting	Board meeting	Audit committee	Compensation committee	Nominating and corporate governance committee
LI Xiang	1/1	4/4	N/A	2/2	N/A
SHEN Yanan [1]	0/1				
LI Tie	0/1	4/4	N/A	N/A	N/A
MA Donghui [1]	N/A	N/A	N/A	N/A	N/A
WANG Xing	0/1	4/4	N/A	N/A	N/A
FAN Zheng	0/1	4/4	N/A	N/A	N/A
ZHAO Hongqiang	1/1	4/4	4/4	2/2	3/3
JIANG Zhenyu	0/1	4/4	4/4	2/2	3/3
XIAO Xing	0/1	4/4	4/4	N/A	3/3

Note:

(1)   Mr. Ma Donghui was only appointed as an executive Director with effect from January 1, 2023.

Apart from regular Board meetings, the Chairman of the Board also held meetings with the independent non-executive Directors without the presence of other Directors during the Reporting Period.

INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received from each of the independent non-executive Directors an annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules and considers each of the independent non-executive Directors to be independent.

During the Reporting Period, the Board had at all times met the requirements of the Listing Rules relating to the appointment of at least three independent non-executive Directors, representing one-third of the Board with one of whom possessing appropriate professional qualifications or accounting or related financial management expertise.

BOARD INDEPENDENCE EVALUATION

The Company has adopted the Policy on Obtaining Independent Views and Input to ensure independent views and inputs are available to the Board. The Board, Board committees or individual Directors may seek such independent professional advice, views and input as considered necessary to fulfil their responsibilities and in exercising independent judgement when making decisions in furtherance of their Directors' duties at the Company's expense according to such policy. The Board will review the implementation and effectiveness of such mechanism on an annual basis.

CORPORATE GOVERNANCE

APPOINTMENT AND RE-ELECTION OF DIRECTORS

Code provision B.2.2 of the Corporate Governance Code states that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

At each annual general meeting, one third of the Directors for the time being shall retire from office by rotation. However, if the number of Directors is not a multiple of three, then the number nearest to but not less than one third shall be the number of retiring Directors. The Directors to retire in each year shall be those who have been in office longest since their last re-election or appointment but, as between persons who became or were last re-elected Directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot.

Each of our executive Directors has entered into a service contract with our Company. The term of office of our executive Directors is three years from the Listing Date or until the third annual general meeting of our Company since the Listing Date (whichever is sooner).

Each of our non-executive Directors entered into an appointment letter with our Company. The term of office of our non-executive Directors is three years from July 27, 2021 or until the third annual general meeting of our Company since the Listing Date (whichever is sooner).

Each of our independent non-executive Directors has entered into an appointment letter with our Company. The term of office of our independent non-executive Directors is three years from the Listing Date or until the third annual general meeting of our Company since the Listing Date (whichever is sooner).

RESPONSIBILITIES, ACCOUNTABILITIES AND CONTRIBUTIONS OF THE BOARD AND MANAGEMENT

The Board is the primary decision-making body of the Company and is responsible for overseeing the Group's businesses, strategic decisions and performance and is collectively responsible for promoting the success of the Company by directing and supervising its affairs. The Board makes decisions objectively in the interests of the Company. All Directors, including independent non-executive Directors, have brought a wide spectrum of valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning. In particular, the role of an independent non-executive director of a listed issuer with a WVR structure include but is not limited to the functions described in code provisions C. 1.2, C. 1.6 and C. 1.7 in Part 2 of Appendix 14 to the Listing Rules. The Group's senior management is responsible for the day-to-day management of the Group's business and is responsible for overseeing the general operation, business development, finance, marketing, and operations.

The Board reserves for its decision all major matters relating to policy matters, strategies and budgets, internal control and risk management, material transactions (in particular those that may involve conflict of interests), financial information, appointment of directors and other significant operational matters of the Company. Responsibilities relating to implementing decisions of the Board, directing and coordinating the daily operation and management of the Company are delegated to the management.

All Directors have full and timely access to all the information of the Company and may, upon request, seek independent professional advice in appropriate circumstances, at the Company's expenses for discharging their duties to the Company.

The Directors shall disclose to the Company details of other offices held by them.

CORPORATE GOVERNANCE

BOARD COMMITTEES

The Board has established three committees, namely, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. Each of these committees is established with defined written terms of reference (the charter). The terms of reference (the charter) of the Board committees are available on the websites of the Company and the Stock Exchange.

Audit Committee

The Company has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Audit Committee are to review and supervise the financial reporting process and the risk management and internal control systems of the Group, review and approve connected transactions and provide advice and comments to the Board.

The Audit Committee comprises three independent non-executive Directors, being Mr. ZHAO Hongqiang, Prof. XIAO Xing, and Mr. JIANG Zhenyu, with Mr. ZHAO (being our independent non-executive Director with the appropriate professional qualifications) as the chairman of the Audit Committee.

During the Reporting Period, the Audit Committee met four times. The Audit Committee has reviewed the 2022 interim report, quarterly result announcements for the fourth quarter and full year ended December 31, 2021, first quarter ended March 31, 2022 and the third quarter ended September 30, 2022, and the consolidated financial statements of the Group for the Reporting Period, including the audited condensed consolidated annual results of the Group for the Reporting Period, and has met with the independent Auditor four times without the presence of the executive Directors. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

In addition, the consolidated financial statements of the Group have been audited by the independent Auditor.

Other Board Committees

In addition to the Audit Committee, the Company has also established a Compensation Committee and a Nominating and Corporate Governance Committee.

Compensation Committee

The Company has established a Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Compensation Committee are to review the performance of our Directors and review and make recommendations to the Board with respect to director compensation and their service contracts, evaluate the performance of our chief executive officer and chief financial officer and review and make recommendations to the Board regarding the terms of their compensation, review and approve the compensation and employee benefit plans of our other executive officers and senior management, and to review and/or approve matters relating to share schemes under Chapter 17 of the Listing Rules and make relevant disclosures in the Company's corporate governance report on the material matters reviewed and/or approved. The Compensation Committee comprises three Directors, being Mr. LI Xiang, Mr. ZHAO Hongqiang and Mr. JIANG Zhenyu, with Mr. ZHAO as the chairman of the Compensation Committee.

CORPORATE GOVERNANCE

The Compensation Committee met twice during the year to review and make recommendation to the Board on the terms of the director compensation and the compensation of the executive officers and senior management.

The Company's compensation policy is to ensure that the compensation offered to employees, including Directors and senior management, is based on skill, knowledge, responsibilities and involvement in the Company's affairs. The compensation packages of executive Directors are also determined with reference to the Company's performance and profitability, the prevailing market conditions and the performance or contribution of each executive Director. The compensation policy for non-executive Directors and independent non-executive Directors is to ensure that non-executive Directors and independent non-executive Directors are adequately compensated for their efforts and time dedicated to the Company's affairs, including their participation in Board committees. The compensation for the non-executive Directors and independent non-executive Directors mainly comprises Director's fee which is determined with reference to their duties and responsibilities by the Board. Individual Directors and senior management have not been involved in deciding their own compensation.

Nominating and Corporate Governance Committee
The Company has established a Nominating and Corporate Governance Committee in compliance with the Corporate Governance Code and Rule 3.27A and Rule 8A.30 of the Listing Rules.

The primary duties of the Nominating and Corporate Governance Committee were, among other things, in respect of its nomination functions, to review annually with the Board the structure, size and composition of the Board as a whole and to recommend, if necessary, measures to be taken so that the Board reflects the appropriate balance of independence, knowledge, experience, skills, expertise and diversity required for the Board as a whole and contains at least the minimum number of independent directors required by the Nasdaq Stock Market and the Hong Kong Stock Exchange, and to make recommendations on any proposed changes to the Board to complement the Company's corporate strategy, to assess the independence of independent non-executive directors to develop and recommend to the Board criteria for board and committee membership, recommend to the Board the persons to be nominated for election as Directors and to each of the Board's committees, and develop and recommend to the Board a set of corporate governance guidelines; and in respect of its corporate governance functions, to ensure that the Company is operated and managed for the benefit of all shareholders and to ensure the Company's compliance with the Listing Rules and safeguards relating to the weighted voting rights structures of the Company.

The Nominating and Corporate Governance Committee comprises three independent non-executive Directors, namely Mr. ZHAO Hongqiang, Mr. JIANG Zhenyu and Prof. XIAO Xing, Mr. JIANG as the chairman of the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee is required to confirm to the Board it is of the view that the Company has adopted sufficient corporate governance measures to manage the potential conflict of interest between the Group and the beneficiaries of weighted voting rights in order to ensure that the operations and management of the Company are in the interests of the Shareholders as a whole indiscriminately.

The Nominating and Corporate Governance Committee is required to review the compensation and terms of engagement of the Compliance Advisor, and to confirm to the Board that it is not aware of any factors that would require it to recommend either the removal of the current Compliance Advisor or the appointment of a new compliance advisor.

CORPORATE GOVERNANCE

The Nominating and Corporate Governance Committee held three meetings during the Reporting Period and reviewed the following matters:

(a)   the training and continuous professional development of Directors and senior management;

(b)   the code of conduct applicable to employees and Directors;

(c)   the Company's compliance with the Corporate Governance Code and disclosure in this corporate governance report;

(d)   the Conflict of Interest Declaration Policy of the Company and any potential conflict of interest between the Company and the WVR beneficiary;

(e)   all risks related to the Company's WVR structure, including connected transactions between the Company and its subsidiaries or Consolidated Affiliated Entity on the one hand and any WVR beneficiary;

(f)   written confirmation provided by the WVR beneficiary that he has completed with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules throughout the Listing Date to end of the Reporting Period;

(g)   effective and on-going communication between the Company and the Shareholders, particularly with regards to the requirements of Rule 8A.35;

(h)   the Company's various policies and practices on corporate governance;

(i)   the Company's policies and practices on compliance with legal and regulatory requirements; and

(j)   the matters covered in Rule 8A.30 of the Listing Rules.

The Corporate Governance Committee has confirmed that (i) the WVR beneficiary has been a member of the Board throughout the Reporting Period; (ii) no matter under Rule 8A. 17 and 8A.30(4)-(6) has occurred during the Reporting Period; and (iii) the WVR beneficiary has complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules during the Reporting Period.

BOARD DIVERSITY POLICY

Our Company adopted a board diversity policy on January 27, 2021 which sets out the approach to achieve diversity of the Board. Our Company recognises and embraces the benefits of having a diverse Board and sees increasing diversity at the Board level, including gender diversity, as an essential element in maintaining the Company's competitive advantage and enhancing its ability to attract, retain and motivate employees from the widest possible pool of available talent.

CORPORATE GOVERNANCE

Pursuant to the board diversity policy, the Nominating and Corporate Governance Committee shall regularly review the structure, size and composition of the Board and where appropriate, make recommendations on changes to the Board to complement the Company's corporate strategy and to ensure that the Board maintains a balanced diverse profile. In relation to reviewing and assessing suitable candidates to serve as a director of the Company, the Nominating and Corporate Governance committee is committed to diversity at all levels and considers a number of aspects, including but not limited to gender, age, cultural and educational background, professional qualifications, skills, knowledge, and industry experience. Pursuant to the board diversity policy, the Nominating and Corporate Governance committee discusses periodically and when necessary, agree on the measurable objectives for achieving diversity, including gender diversity, on the Board and recommend them to the Board for formal adoption.

The Company aims to maintain an appropriate balance of diversity perspectives that are relevant to the Company's business growth and is also committed to ensuring that recruitment and selection practices at all levels (from the Board downwards) are appropriately structured so that a diverse range of candidates are considered.

As of the Latest Practicable Date, the Company had a total of eight Directors. There is a diverse mix of educational background and professional experience. In terms of gender diversity of the Board, the Company targets to maintain at least the current level of female representation in its Board and will continue to seek opportunities to increase the proportion of female members of the Board over time as and when suitable candidates are identified. The Board will consider setting measurable objectives to implement the board diversity policy and review such objectives from time to time to ensure their appropriateness and ascertain the progress made towards achieving those objectives. In addition, the Company will continue to ensure that there is gender diversity when recruiting staff at mid to senior management level so that there will be a pipeline of female senior management and potential successors to the Board in due course. The Group will also continue to emphasize training of female talent and provide long-term development opportunities for female staff.

The Nominating and Corporate Governance Committee will review the board diversity policy, as appropriate, to ensure its effectiveness.

The Nominating and Corporate Governance committee reviews the board diversity policy on an annual basis. As of December 31, 2022, the Nominating and Corporate Governance committee had reviewed the board diversity policy and considers that, appropriate balance has been stricken among the Board members in terms of skills, experience and perspectives.

GENDER DIVERSITY

The Company values gender diversity across all levels of the Group. The following table sets out the gender ratio in the workforce of the Group, including the Board and senior management as at the date of this annual report:

	Female	Male
Board	12.5% (1)	87.5% (7)
Senior Management[1]	0% (0)	100% (4)
Other employees	18.23% (3,536)	81.77% (15,856)
Overall workforce	18.23% (3,536)	81.77% (15,860)

Note:

(1)   Includes 3 members of the board of directors

CORPORATE GOVERNANCE

The Company considers the current gender ratio in the workforce to be appropriate and will continue to ensure that recruitment and selection practices at all levels are appropriately structured so that a diverse range of candidates are considered and gender diversity across the workforce is maintained.

Details on the gender ratio of the Group together with relevant data can be found in the Environmental, Social and Governance Report on pages 45 and 80 of our Environmental, Social and Governance Report.

DIVIDEND POLICY

In accordance with code provision F.1.1 of the Corporate Governance Code, the Company adopted a dividend policy on July 27, 2021, which outlines the principles and guidelines that the Company intends to apply in relation to the declaration, payment and distribution of dividends to the Shareholders.

The Company does not have a fixed dividend payout ratio. The Company currently intends to retain most, if not all, of the available funds and any future earnings to operate and expand its business.

DIRECTOR NOMINATION POLICY

In accordance with paragraph J(a) of the Corporate Governance Code, the Company adopted a nomination policy for nomination of directors (the "**Director Nomination Policy**") on February 25, 2021. Such policy ensures that the Board has a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Company's business.

The Board has delegated its responsibilities and authority for selection and appointment of Directors to the Nominating and Corporate Governance Committee.

According to the Director Nomination Policy:

(i)   the ultimate responsibility for selection and appointment of Directors rests with the entire Board;

(ii)   the Nomination and Corporate Governance committee shall identify, consider and recommend suitable individuals to the Board to consider and to make recommendations to the Shareholders for election of Directors at a general meeting either to fill a casual vacancy or as an addition to the Board;

(iii)   in assessing the suitability and the potential contribution to the Board of a proposed candidate, the Nomination and Corporate Governance committee would reference, among others, the candidates' reputation for integrity, professional qualifications and skills, accomplishment and experience in the private education sector, commitment in respect of available time and relevant interest, independence of proposed independent non-executive Directors; and diversity in all aspects; and

(iv)   the Nomination and Corporate Governance committee shall make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors.

CORPORATE GOVERNANCE

The Director Nomination Policy sets out the non-exhaustive factors for assessing the suitability and the potential contribution to the Board of a proposed candidate, including but not limited to the following:

• Character and integrity;

• Qualifications including professional qualifications, skills, knowledge and experience that are relevant to the Company's business and corporate strategy;

• Any measurable objectives adopted for achieving diversity on the Board;

• Requirement for the Board to have independent directors in accordance with the Listing Rules and whether the candidate would be considered independent with reference to the independence guidelines set out in the Listing Rules;

• Any potential contributions the candidate can bring to the Board in terms of qualifications, skills, experience, independence and gender diversity;

• Willingness and ability to devote adequate time to discharge duties as a member of the Board and/or Board committee(s) of the Company;

• Other perspectives that are appropriate to the Company's business and succession plan and where applicable, may be adopted and/or amended by the Board and/or the Nominating and Corporate Governance Committee from time to time for nomination of directors and succession planning.

During the year ended December 31, 2022, there was no change in the composition of the Board, save for the changes disclosed under the section headed "CHANGES TO DIRECTORS' INFORMATION" of this annual report.

The Nominating and Corporate Governance Committee will review the Director Nomination Policy, from time to time and as appropriate, to ensure its effectiveness.

CONTINUOUS PROFESSIONAL DEVELOPMENT OF DIRECTORS

Directors shall keep abreast of regulatory developments and changes in order to effectively perform their responsibilities and to ensure that their contribution to the Board remains informed and relevant.

Every newly appointed Director should receive formal, comprehensive and tailored induction on the first occasion of his/her appointment to ensure appropriate understanding of the business and operations of the Company and full awareness of Director's responsibilities and obligations under the Listing Rules and relevant statutory requirements.

Directors should participate in continuous professional development to develop and refresh their knowledge and skills. Internally-facilitated briefings for the Directors would be arranged and reading material on relevant topics would be provided to the Directors where appropriate. All Directors are encouraged to attend relevant training courses at the Company's expenses.

CORPORATE GOVERNANCE

During the year ended December 31, 2022, the key methods of attaining continuous professional development by each of the Directors are recognised as follows:

Director	Attended training session	Reading materials
LI Xiang	✓	✓
SHEN Yanan[1]	✓	✓
LI Tie	✓	✓
MA Donghui[1]	N/A	N/A
WANG Xing	✓	✓
FAN Zheng	✓	✓
ZHAO Hongqiang	✓	✓
JIANG Zhenyu	✓	✓
XIAO Xing	✓	✓

(1)   Note: Mr. Shen Yanan was resigned as an executive Director with effect from January 1, 2023 and Mr. Ma Donghui was only appointed as an executive Director with effect from January 1, 2023.

DIRECTORS' RESPONSIBILITY IN RESPECT OF THE FINANCIAL STATEMENTS

The Directors acknowledge their responsibility for preparing the financial statements of the Company for the year ended December 31, 2022. The Directors are not aware of any material uncertainties relating to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern.

The statement of the Independent Auditor about their reporting responsibilities on the financial statements is set out in the Independent Auditor's Report on pages 65 to 68 of this annual report.

RISK MANAGEMENT AND INTERNAL CONTROL

The Board acknowledges that it is responsible for the risk management and internal control systems and reviewing their effectiveness. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Board is responsible for evaluating and determining the nature and extent of the risks it is willing to take in achieving the Company's strategic objectives, and ensuring that the Company establishes and maintains appropriate and effective risk management and internal control systems. The Board oversees risk management functions directly and also through the audit committee and the senior management.

The senior management is responsible for the overall implementation of risk management and internal control plans and policies determined by the Board and managing the risks in connection with all of the Company's business operations. The senior management identifies, assess and take measures against any significant risks that the Company is facing, and reviews the risk assessment report on a regular basis and reports to the Board on a regular basis.

The audit committee assists the Board in leading the management and monitoring and overseeing the risk management and internal control systems through the internal audit department, and reporting and making recommendations to the Board where appropriate.

CORPORATE GOVERNANCE

The Board, supported by the Audit Committee and management, reviewed the management reports and the internal audit reports. For the Reporting Period, the Board considered the risk management (including ESG risks) and internal control systems of the Company effective and adequate. The annual review also covered the financial reporting, internal audit function, adequacy of resources, staff qualifications and experiences, as well as the adequacy of training programmes and budget of the Company's accounting, internal audit and financial reporting functions.

The Board is responsible for the handling and dissemination of inside information. In order to ensure the market and stakeholders are timely and fully informed about the material developments in the Company's business, the Board has adopted the inside information disclosure policy regarding the procedures of proper information disclosure. As such, the inside information will not be passed on to any external party.

JOINT COMPANY SECRETARIES

Ms. Lau Yee Wa and Mr. Wang Yang are the Company's joint company secretaries. Ms. Lau Yee Wa is currently an associate director of corporate services of Tricor defined above, a global professional services provider specializing in integrated business, corporate and investor services.

All Directors have access to the advice and services of the joint company secretaries on corporate governance and board practices and matters. Mr. Wang Yang, a joint company secretary of the Company, has been designated as the primary contact person at the Company who would work and communicate with Ms. Lau, also a joint company secretary of the Company on the Company's corporate governance and secretarial and administrative matters.

For the Reporting Period, each of Ms. Lau and Mr. Wang has undertaken not less than 15 hours of relevant professional training respectively in compliance with Rule 3.29 of the Listing Rules.

AUDITOR'S SCOPE OF WORK

The Auditor's statement in respect of their reporting responsibilities is set out in the "Independent Auditor's Report" of this annual report.

AUDITOR'S REMUNERATION

A breakdown of the remuneration in respect of audit and non-audit services provided by the auditor to the Company for the year ended December 31, 2022 is set out below:

Service category	Fees paid (RMB'000)
Audit services	18,758
Non-audit services (internal control consulting and tax consulting)	13

SHAREHOLDERS' RIGHTS

To safeguard Shareholders' interests and rights, a separate resolution is proposed for each substantially separate issue at general meetings, including the election of individual Directors. All resolutions put forward at general meetings will be voted on by poll pursuant to the Listing Rules and poll results will be posted on the websites of the Company and of the Stock Exchange after each general meeting.

CORPORATE GOVERNANCE

CONVENING AN EXTRAORDINARY GENERAL MEETING AND PUTTING FORWARD PROPOSALS BY SHAREHOLDERS

Shareholders may put forward proposals for consideration at a general meeting of the Company according to the Articles of Association. Pursuant to Article 68 of the Articles of Association, extraordinary general meetings shall be convened on the written requisition of any one or more members holding together, as of the date of deposit of the requisition, shares representing not less than one-tenth of the paid up capital of the Company on a one vote per share basis, which carry the right of voting at general meetings of the Company. The written requisition shall be deposited at the registered office of the Company, specifying the objects of the meeting and the resolutions to be added to the meeting agenda and signed by the requisitionists. If the Directors do not within 21 calendar days from the date of deposit of the requisition proceed duly to convene the meeting to be held within a further 21 calendar days, the requisitionists or any of them representing more than one-tenth of the paid up capital of the Company, on a one vote per share basis, which carry the right to vote at general meetings, may themselves convene a general meeting in the same manner, as nearly as possible, as that in which meetings may be convened by the Directors provided that any meeting so convened shall not be held after the expiration of three months after the expiration of the said 21 calendar days.

PROCEDURE FOR SHAREHOLDERS TO PROPOSE A PERSON FOR ELECTION AS A DIRECTOR

Shareholders may propose a person for election as a director, the procedures for which are available on the Company's website.

PUTTING FORWARD ENQUIRIES TO THE BOARD

For putting forward any enquiries to the Board, Shareholders may send written enquiries to the Company. The Company will not normally deal with verbal or anonymous enquiries.

CONTACT DETAILS

Shareholders may send their enquiries or requests as mentioned above to the following for the attention of the Joint Company Secretaries:

Address: 11 Wenliang Street, Shunyi District, Beijing 101399, the PRC

Telephone: 010-87427209

Email: ir@lixiang.com

For the avoidance of doubt, Shareholder(s) must deposit and send the original duly signed written requisition, notice or statement, or enquiry (as the case may be) to the above address and provide their full name, contact details and identification in order to give effect thereto. The information of the Shareholder(s) may be disclosed as required by law.

COMMUNICATION WITH SHAREHOLDERS AND INVESTOR RELATIONS

The Company considers effective communication with Shareholders is essential for enhancing investor relations and investor understanding of the Group's business performance and strategies. The Company endeavors to maintain an on-going dialogue with Shareholders and in particular, through annual general meetings and other general meetings. At annual general meetings, Directors (or their delegates as appropriate) are available to meet Shareholders and answer their enquiries.

The Board adopted a shareholders' communication policy on July 27, 2021, with reference to Corporate Governance Code.

CORPORATE GOVERNANCE

The Company discloses information and publishes periodic reports and announcements to the public in accordance with the Listing Rules, the relevant laws and regulations. The primary focus of the Company is to ensure information disclosure is timely, fair, accurate, truthful and complete, thereby enabling Shareholders, investors as well as the public to make rational and informed decisions.

Shareholders' Communication Policy

The Company has in place a shareholders' communication policy, which sets out the Board's approach to provide Shareholders and other stakeholders (including potential investors) with balanced and understandable information about the Company.

Pursuant to the shareholders' communication policy, the Company has established a number of channels for maintaining an on-going dialogue with its Shareholders as follows:

(a)   **Corporate Communication**

"Corporate Communication" as defined under the Listing Rules refers to any document issued or to be issued by the Company for the information or action of holders of any of its securities, including but not limited to the following documents of the Company: (a) the Directors' report, annual accounts together with a copy of the auditor's report and, where applicable, its summary financial report; (b) the interim report and, where applicable, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form. The Corporate Communication of the Company will be published on the Stock Exchange's website (www.hkex.com.hk) in a timely manner as required by the Listing Rules. Corporate Communication will be provided to Shareholders and non-registered holders of the Company's securities in both English and Chinese versions or where permitted, in a single language, in a timely manner as required by the Listing Rules.

(b)   **Announcements and Other Documents pursuant to the Listing Rules**

The Company shall publish announcements (on inside information, corporate actions and transactions etc.) and other documents (e.g. Memorandum and Articles of Association) on the Stock Exchange's website in a timely manner in accordance with the Listing Rules.

(c)   **Corporate Website**

Any information or documents of the Company posted on the Stock Exchange's website will also be published on the Company's website (https://ir.lixiang.com/).

(d)   **Shareholders' Meetings**

The annual general meeting and other general meetings of the Company are the primary forum for communication between the Company and its Shareholders. The Company shall provide Shareholders with relevant information on the resolutions(s) proposed at a general meeting in a timely manner in accordance with the Listing Rules. The information provided shall be reasonably necessary to enable Shareholders to make an informed decision on the proposed resolution(s). Shareholders are encouraged to participate in general meetings or to appoint proxies to attend and vote at the meetings for and on their behalf if they are unable to attend the meetings. Where appropriate or required, the Chairman of the Board and other Board members, the chairmen of board committees or their delegates, and the external auditors should attend general meetings of the Company to answer Shareholders' questions (if any).

CORPORATE GOVERNANCE

(e)   Shareholders' Enquiries

Enquiries about shareholdings

Shareholders should direct their enquiries about their shareholdings to the Company's Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited, by sending an email to ipoteam@computershare.com.hk or calling its hotline at +852 2862 8555, or going in person to its address at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

Enquiries about Corporate Governance or Other Matters to be put to the Board and the Company

The Company will not normally deal with verbal or anonymous enquiries. Shareholders may send written enquiries to the Company, for the attention of the Board by mail to 11 Wenliang Street, Shunyi District, Beijing 101399, the PRC.

SIGNIFICANT CHANGES TO CONSTITUTIONAL DOCUMENTS

During the year ended December 31, 2022, there was no significant change in the memorandum and articles of association of the Company.

OTHER INFORMATION

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY OF ITS ASSOCIATED CORPORATIONS

As at December 31, 2022, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

Name	Nature of interest	Number of Shares	Approximate % of interest in each class of Share[1]
Mr. Li Xiang [2]	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust	108,557,400 Class A Ordinary Shares	6.28%
	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	355,812,080 Class B Ordinary Shares	100.00%
Mr. SHEN Yanan	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	15,000,000 Class A Ordinary Shares[3]	0.87%
	Beneficial interest	14,000,000 Class A Ordinary Shares[4]	0.81%
Mr. Li Tie	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	14,373,299 Class A Ordinary Shares[5]	0.83%
	Beneficial interest	10,000,000 Class A Ordinary Shares[6]	0.58%
	Beneficial interest	2,000,000 Class A Ordinary Shares[6]	0.12%
Mr. Wang Xing	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	132,082,166 Class A Ordinary Shares[7]	7.64%
	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	258,171,601 Class A Ordinary Shares[8]	14.93%
	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	603,290 Class A Ordinary Shares[9]	0.03%
Mr. Fan Zheng	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	83,078,960 Class A Ordinary Shares[10]	4.81%

OTHER INFORMATION

Notes:

(1) The calculation is based on the total number of 1,728,765,894 Class A Ordinary Shares and 355,812,080 Class B Ordinary Shares in issue as of December 31, 2022.

(2) The 355,812,080 Class B Ordinary Shares and the 108,557,400 CEO Award Shares (which are Class A Ordinary Shares with one vote per share) are held by Amp Lee Ltd., a company incorporated in British Virgin Islands and is wholly owned by Cyric Point Enterprises Limited. The entire interest in Cyric Point Enterprises Limited is held by a trust that was established by Mr. Li (as the settlor) for the benefit of Mr. Li and his family. Mr. Li is deemed to be interested in the Class A Ordinary Shares and the Class B Ordinary Shares held by Amp Lee Ltd..

(3) This includes 15,000,000 Class A Ordinary Shares held by Da Gate Limited. Da Gate Limited is a company incorporated in British Virgin Islands and is wholly owned by Brave City Group Limited. The entire interest in Brave City Group Limited is held by a trust that was established by Mr. SHEN Yanan (as the settlor) for the benefit of Mr. SHEN Yanan and his family. Mr. SHEN Yanan is deemed to be interested in the Class A Ordinary Shares held by Da Gate Limited.

(4) Represents Mr. SHEN Yanan's entitlement to receive up to 14,000,000 Class A Ordinary Shares pursuant to the exercise of options granted to him under the Share Incentive Plans, subject to the conditions (including vesting conditions) of those options.

(5) This includes 14,373,299 Class A Ordinary Shares held by Sea Wave Overseas Limited. Sea Wave Overseas Limited is a company incorporated in British Virgin Islands and is wholly owned by Day Express Group Limited. The entire interest in Day Express Group Limited is held by a trust that was established by Mr. LI Tie (as the settlor) for the benefit of Mr. LI Tie and his family. Mr. LI Tie is deemed to be interested in the Class A Ordinary Shares held by Sea Wave Overseas Limited.

(6) Represents Mr. LI Tie's entitlement to receive up to 10,000,000 Class A Ordinary Shares pursuant to the exercise of options granted to him under the Share Incentive Plans and 2,000,000 RSUs granted to him under the Share Incentive Plans, subject to the conditions (including vesting conditions) of those options and RSUs.

(7) This includes 132,082,166 Class A Ordinary Shares held by Zijin Global Inc.. Zijin Global Inc. is a company incorporated in British Virgin Islands which is wholly owned by Songtao Limited. The entire interest in Songtao Limited is held by a trust that was established by Mr. WANG Xing (as the settlor) for the benefit of Mr. WANG Xing and his family, with the trustee being TMF (Cayman) Ltd. As such, Mr. WANG Xing is deemed to be interested in the Class A Ordinary Shares held by Zijin Global Inc..

(8) This includes 258,171,601 Class A Ordinary Shares held by Inspired Elite Investments Limited, a company incorporated in British Virgin Islands. Inspired Elite Investments Limited is a wholly owned subsidiary of Meituan, a company incorporated in the Cayman Islands and listed on the Stock Exchange (stock code: 3690). Mr. WANG Xing is a director and the controlling shareholder of Meituan. As such, Mr. WANG Xing is deemed to be interested in the Class A Ordinary Shares held by Inspired Elite Investments Limited.

(9) Zijin Global Inc. holds 603,290 Class A Ordinary Shares represented by 301,645 ADSs as the beneficial owner.

(10) This includes (i) 77,978,960 Class A Ordinary Shares held by Rainbow Six Limited and (ii) 5,100,000 Class A ordinary shares held by Future Power Holdings Limited. Rainbow Six Limited is a company incorporated in British Virgin Islands and is wholly owned by Star Features Developments Limited. The entire interest in Star Features Developments Limited is held by a trust that was established by Mr. FAN Zheng (as the settlor) for the benefit of Mr. FAN Zheng and his family. As such, Mr. FAN Zheng is deemed to be interested in the Class A Ordinary Shares held by Rainbow Six Limited. Future Power Holdings Limited is a company incorporated in the British Virgin Islands and wholly owned by Mr. FAN Zheng.

OTHER INFORMATION

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As at December 31, 2022, the following persons (other than the Directors and chief executives whose interests have been disclosed in this annual report), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name	Capacity/Nature of interest	Number of Shares	Approximate % of interest in each class of Share[1]
Class A Ordinary Shares			
Inspired Elite Investments Limited[2]	Beneficial interest	258,171,601 (L)	14.93%
Meituan[2]	Interest in controlled corporations	258,171,601 (L)	14.93%
Zijin Global Inc.[3]	Beneficial interest	132,082,166 (L)	7.64%
Mr. Wang Xing[2][3]	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust	390,253,767 (L)	22.57%
Amp Lee Ltd.[4]	Beneficial interest	108,557,400 (L)	6.28%
Mr. Li Xiang[4]	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust	108,557,400 (L)	6.28%
Class B Ordinary Shares			
Amp Lee Ltd.[4]	Beneficial interest	355,812,080 (L)	100.00%
Mr. Li[4]	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust	355,812,080 (L)	100.00%

Notes:

(1)   The calculation is based on the total number of 1,728,765,894 Class A Ordinary Shares and 355,812,080 Class B Ordinary Shares in issue as of December 31, 2022. The letter "L" stands for long position.

(2)   Inspired Elite Investments Limited is a company incorporated in British Virgin Islands. Inspired Elite Investments Limited is a wholly owned subsidiary of Meituan, a company incorporated in the Cayman Islands and listed on the Stock Exchange (stock code: 3690). As such, Meituan is deemed to be interested in the Class A Ordinary Shares held by Inspired Elite Investments Limited.

OTHER INFORMATION

(3)   Zijin Global Inc. is a company incorporated in British Virgin Islands. Zijin Global Inc. is wholly owned by Songtao Limited. The entire interest in Songtao Limited is held by a trust that was established by Mr. WANG Xing (as the settlor), our non-executive Director, for the benefit of Mr. WANG Xing and his family, with the trustee being TMF (Cayman) Ltd. As such, Mr. WANG Xing is deemed to be interested in the Class A Ordinary Shares held by Zijin Global Inc. Further, Mr. WANG Xing is a director and the controlling shareholder of Meituan and is therefore deemed to be interested in the Shares held by Inspired Elite Investments Limited.

(4)   Amp Lee Ltd. is a company incorporated in British Virgin Islands and is wholly owned by Cyric Point Enterprises Limited. The entire interest in Cyric Point Enterprises Limited is held by a trust that was established by Mr. Li (as the settlor), our executive Director and controlling shareholder, for the benefit of Mr. Li and his family. As such, Mr. Li is deemed to be interested in the Class A Ordinary Shares and the Class B Ordinary Shares held by Amp Lee Ltd.

Save as disclosed above, as at December 31, 2022, no person, other than the Directors whose interests are set out in the section headed "Directors' and Chief Executives' Interests and Short Positions in Shares and Underlying Shares and Debentures of the Company or any of its Associated Corporations" had an interest or short position in the shares and underlying shares which would fall to be recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

SHARE INCENTIVE PLANS

The Company has the 2019 Plan, the 2020 Plan and the 2021 Plan. From January 1, 2023, the Company will rely on the transitional arrangements provided for the existing share schemes and will comply with the new Chapter 17 accordingly (effective from January 1, 2023).

As of December 31, 2022, 21,666,682 Class A Ordinary Shares were issued to the Deutsche Bank Trust Company Americas, the depositary of the Company's ADSs, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Company's share incentive plans (the "**Bulk Issuance Shares**").

The details of each share scheme are set out below.

1.   **The 2019 Plan**

The principal terms of the 2019 Plan, as amended, are as described below.

Purpose. The purpose of the 2019 Plan is to secure and retain the services of valuable employees, directors, or consultants and provide incentives for such persons to exert their best efforts for the success of our business.

Eligible participants. We may grant awards to employees, consultants and directors of our Company.

Awards. The 2019 Plan permits the awards of options, restricted shares, restricted share unit awards and share appreciation rights or other types of awards approved by the Board.

OTHER INFORMATION

<u>Number of new Class A Ordinary Shares available for issue.</u> The overall limit on the number of underlying Shares pursuant to the 2019 Plan is 141,083,452 Class A Ordinary Shares, of which only up to 123,349,000 may be issued pursuant to awards granted in the form of options. As the awards under the 2019 Plan would be satisfied by the Bulk Issuance Shares upon vesting, no new Class A Ordinary Shares (representing 0% of the total number of issued Shares as at the Latest Practicable Date) are available for issue thereunder.

<u>Maximum entitlement of each participant.</u> Unless approved by the Shareholders in general meeting, the total number of Class A Ordinary Shares issued and to be issued upon the exercise of options granted and to be granted under the 2019 Plan and any other plan of the Company to an eligible participant within any 12-month period shall not exceed 1% of the Class A Ordinary Shares issued and outstanding at the date of any grant.

<u>Consideration and purchase price.</u> The committee or the Board determines, among other things, the participants eligible to receive awards, the type or types of awards to be granted to each eligible participant, the number of awards to be granted to each eligible participant, and the terms and conditions of each award grant.

<u>Option exercise price.</u> The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement and shall not be lower than the fair market value of the Shares on the date of grant, which shall be the higher of: (i) the closing sales price for such Shares or securities as quoted on the principal exchange or system on which the Shares or securities of the Company are listed (as determined by the Board or the committee delegated with the authority to administer the plan) on the date of grant, and (ii) average closing sales price as quoted on the principal exchange or system on which the Shares or securities of the Company are listed for the five business days immediately preceding the date of grant.

<u>Option exercise period.</u> The maximum exercisable term is ten years from the date of grant.

<u>Vesting period.</u> In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

<u>Duration and remaining life.</u> Unless terminated earlier, the 2019 Plan has a term of ten years. The remaining life of the 2019 Plan is approximately six years.

OTHER INFORMATION

As of December 31, 2022, we had conditionally granted options to 253 eligible participants under the 2019 Plan. Details of the outstanding options under the 2019 Plan are as follows:

Name	Date of Grant	Vesting Period	Exercise Period	Exercise Price (US$)	Outstanding as at 1 January 2022	Granted during the Reporting Period	Vested during the Reporting Period	Exercised during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Outstanding as at 31 December 2022	Closing price of the Class A Ordinary Shares immediately before the Date of Grant
Directors												
Yanan Shen[3]	2019/12/01	5 years	Within 3 years after the date following his termination of service[3]	0.1	13,000,000	0	0	600,000	0	0	12,400,000	N/A
Donghui Ma	2019/12/01	5 years	10 years	0.1	8,000,000	0	0	0	0	0	8,000,000	N/A
Tie Li	2019/12/01	5 years	10 years	0.1	10,000,000	0	2,000,000	0	0	0	10,000,000	N/A
Five highest paid individuals (excluding directors) during the Reporting Period in aggregate	2019/12/01	5 years	10 years	0.1	100,000	0	20,000	0	0	0	100,000	N/A
Other employee grantees in aggregate	Between December 1, 2019 to January 1, 2021	1-5 years	10 years	0.1	18,639,584	0	3,003,000	2,636,144	0	708,800	15,294,640	N/A

Notes:

1. No options were granted during the Reporting Period.

2. In respect of the options exercised during the Reporting Period, the weighted average closing price of the Class A Ordinary Shares immediately before the dates on which the options were exercised is HKD112.90.

3. Mr. SHEN Yanan resigned as an executive Director and the President of the Company with effect from January 1, 2023. Mr. SHEN Yannan would cease to be an employee of the Company on June 30, 2023 or a later date as otherwise agreed by and between Mr. SHEN Yanan and the Company, which constitutes a termination of service.

OTHER INFORMATION

As of December 31, 2022, we had conditionally granted RSUs to 1,147 eligible participants under the 2019 Plan. Details of the outstanding restricted share units granted under the 2019 Plan are as follows:

Name	Date of Grant	Vesting Period	Exercise Period	Outstanding as at 1 January 2022	Granted during the Reporting Period	Vested during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Outstanding as at 31 December 2022	Closing price of the Class A Ordinary Shares immediately before the Date of Grant (HK$)
Five highest paid individuals (excluding directors) during the Reporting Period in aggregate	July 1, 2022	1-5 years	N/A	0	1,100,000	120,000	0	500,000	480,000	152.9
Other employee grantees in aggregate	July 1, 2022	1-5 years	N/A	0	14,180,700	0	0	762,400	13,418,300	152.9

Notes:

1. No consideration was payable in respect of and no performance targets were attached to the RSUs granted during the Reporting Period.

2. The fair values of the RSUs granted during the Reporting Period are calculated in accordance with the accounting standards and policies adopted for preparing the Company's financial statements and represents the closing price of the Class A Ordinary Shares on the date of grant. Please see Notes 2(y) and 22 to the consolidated financial statements for details on the fair value, accounting standard and policy adopted for the calculation of the fair value of the underlying Class A ordinary shares.

3. In respect of the RSUs vested during the Reporting Period, the weighted average closing price of the Class A Ordinary Shares immediately before the dates on which the RSUs vested is HKD147.60.

4. There was no purchase price in respect of the RSUs cancelled during the Reporting Period.

5. There were no RSUs granted to Directors under the 2019 Plan.

OTHER INFORMATION

2. **The 2020 Plan**
    The principal terms of the 2020 Plan, as amended, are as described below.

    Purpose. The purpose of the 2020 Plan is to secure and retain the services of valuable employees, directors, or consultants and provide incentive for such persons to exert their best efforts for the success of our business.

    Eligible participants. We may grant awards to directors, consultants, and employees of our Company.

    Awards. The 2020 Plan permits the awards of options, restricted shares, restricted share unit awards or other types of awards approved by the Board.

    Maximum number of Class A Ordinary Shares available for issue. The overall limit on the number of underlying Shares pursuant to the 2020 Plan is 165,696,625 Class A Ordinary Shares, of which only up to 138,473,500 may be issued pursuant to Awards granted in the form of options. As the awards under the 2020 Plan would be satisfied by the Bulk Issuance Shares upon vesting, no new Class A Ordinary Shares (representing 0% of the total number of issued Shares as at the Latest Practicable Date) are available for issue thereunder.

    Maximum entitlement of each participant. Unless approved by the Shareholders in general meeting, the total number of Class A Ordinary Shares issued and to be issued upon the exercise of options granted and to be granted under the 2020 Plan and any other plan of the Company to an eligible participant within any 12-month period shall not exceed 1% of the Class A Ordinary Shares issued and outstanding at the date of any grant.

    Option exercise price. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement shall not be lower than the fair market value of the Shares on the date of grant, which shall be the higher of: (i) the closing sales price for such Shares or securities as quoted on the principal exchange or system on which the Shares or securities of the Company are listed (as determined by the Board or the committee delegated with the authority to administer the plan) on the date of grant, and (ii) average closing sales price as quoted on the principal exchange or system on which the Shares or securities of the Company are listed for the five business days immediately preceding the date of grant.

    Consideration and purchase price. The committee or the Board determines, among other things, the participants eligible to receive awards, the type or types of awards to be granted to each eligible participant, the number of awards to be granted to each eligible participant, and the terms and conditions of each award grant.

    Option exercise period. The maximum exercisable term is ten years from the date of grant.

    Vesting period. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

    Duration and remaining life. Unless terminated earlier, the 2020 Plan has a term of ten years. The remaining life of the 2020 Plan is approximately seven years.

OTHER INFORMATION

As of the December 31, 2022, we had conditionally granted options to 1,520 eligible participants under the 2020 Plan. Details of the outstanding options under the 2020 Plan are as follows:

Name	Date of Grant	Vesting Period	Exercise Period	Exercise Price (US$)	Outstanding as at 1 January 2022	Granted during the Reporting Period	Vested during the Reporting Period	Exercised during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Outstanding as at 31 December 2022	Closing price of the Class A Ordinary Shares immediately before the Date of Grant
Directors												
Yanan Shen[4]	2021/01/01	5 years	Within 3 years after the date following his termination of service[4]	0.1	2,000,000	0	400,000	400,000	0	0	1,600,000	N/A
Donghui Ma	2021/01/01	5 years	10 years	0.1	1,000,000	0	200,000	0	0	0	1,000,000	N/A
Five highest paid individuals (excluding directors) during the Reporting Period in aggregate	January 1, 2021 and July 1, 2021	1-5 years	10 years	0.1	1,400,000	0	310,000	200,000	0	800,000	400,000	N/A
Other employee grantees in aggregate	January 1, 2021 and July 1, 2021	1-5 years	10 years	0.1	29,104,100	0	5,888,700	1,965,696	0	2,483,000	24,655,404	N/A

Notes:

1. No performance targets were attached to the options granted during the Reporting Period.

2. In respect of the options exercised during the Reporting Period, the weighted average closing price of the Class A Ordinary Shares immediately before the dates on which the options were exercised is HKD115.45.

3. The Class A Ordinary Shares were listed on the Stock Exchange on August 12, 2021. As such, there is no closing price of the Class A Ordinary Shares immediately before the date of grant in respect of the options granted before such date.

4. Mr. SHEN Yanan resigned as an executive Director and the President of the Company with effect from January 1, 2023. Mr. SHEN Yannan would cease to be an employee of the Company on June 30, 2023 or a later date as otherwise agreed by and between Mr. SHEN Yanan and the Company, which constitutes a termination of service.

OTHER INFORMATION

As of December 31, 2022, we had conditionally granted RSUs to 1,173 eligible participant under the 2020 Plan. Details of the outstanding RSUs granted under the 2020 Plan are as follows:

Name	Date of Grant	Vesting Period	Exercise Period	Outstanding as at 1 January 2022	Granted during the Reporting Period	Vested during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Outstanding as at 31 December 2022	Closing price of the Class A Ordinary Shares immediately before the Date of Grant (HK$)
Directors										
Tie Li	01/01/2022	5 years	N/A	2,000,000	2,000,000	0	0	0	2,000,000	122.7
Five highest paid individuals (excluding directors) during the Reporting Period in aggregate	01/01/2022	5 years	N/A	240,000	240,000	0	0	0	240,000	122.7
Other employee grantees in aggregate[3]	January 1, 2022 and July 1, 2021	1-5 years	N/A	20,087,200	20,078,614	4,200	0	3,825,400	16,257,600	122.7
One grantee who is a consultant of our Group	July 1, 2021	3 years	N/A	8,586	0	2,862	0	0	5,724	N/A

Notes:

1.   No consideration was payable in respect of and no performance targets were attached to the RSUs granted during the Reporting Period.

2.   The fair values of the RSUs granted during the Reporting Period are calculated in accordance with the accounting standards and policies adopted for preparing the Company's financial statements and represents the closing price of the Class A Ordinary Shares on the date of grant. Please see Notes 2(y) and 22 to the consolidated financial statements for details on the fair value, accounting standard and policy adopted for the calculation of the fair value of the underlying Class A ordinary shares.

3.   The Class A Ordinary Shares were listed on the Stock Exchange on August 12, 2021. As such, there is no closing price of the Class A Ordinary Shares immediately before the date of grant in respect of the RSUs granted on July 1, 2021.

4.   In respect of the RSUs that were vested during the Reporting Period, the weighted average closing price of the Shares immediately before the dates on which the RSUs were vested is HKD147.60.

OTHER INFORMATION

3. **The 2021 Plan**

   The following is a summary of the principal terms of the 2021 Plan of the Company as approved by the Board on March 8, 2021.

   Purpose. The purpose of the 2021 Plan is to secure and retain the services of valuable employees, directors, or consultants and provide incentive for such persons to exert their best efforts for the success of our business.

   Eligible participants. We may grant awards to directors, consultants, and employees of our Company.

   Maximum number of Class B Ordinary Shares available for issue. The maximum aggregate number of Class B Ordinary Shares which may be issued pursuant to all awards under the 2021 Plan is 108,557,400 Class B Ordinary Shares. Taking into account the CEO Award, details of which are set out below, no new Class B Ordinary Shares (representing 0% of the total number of issued Shares as at the Latest Practicable Date) are available for issue thereunder.

   Maximum entitlement of each participant. Under the 2021 Plan, there is no specific limit on the maximum number of shares which may be granted to a single eligible participant but unvested under the 2021 Plan.

   Option exercise period. The maximum exercisable term is ten years from the date of grant.

   Vesting period. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

   Consideration and purchase price. The committee or the Board determines, among other things, the participants eligible to receive awards, the type or types of awards to be granted to each eligible participant, the number of awards to be granted to each eligible participant, and the terms and conditions of each award grant.

   Duration and remaining life. Unless terminated earlier, the 2021 Plan has a term of ten years. The remaining life of the 2021 Plan is approximately eight years.

   During the Reporting Period, no award was granted under the 2021 Plan and as at January 1, 2022 and December 31, 2022, there were no outstanding grants under the 2021 Plan. Please refer to the below paragraph for details of the CEO Award.

OTHER INFORMATION

4. **CEO Award**

    The overall limit on the number of underlying Shares pursuant to the 2021 Plan is 108,557,400 Class B Ordinary Shares.

    On March 8, 2021, our Company granted an option to purchase 108,557,400 Class B Ordinary Shares to Mr. Li, our Chairman of the Board, executive Director and Chief Executive Officer, under the 2021 Plan. The date of expiration for the CEO Award was March 8, 2031.

    The exercise price of the options was US$14.63 per share, which was the average per-share closing price of our ADSs, each representing two Class A Ordinary Shares, in the thirty trading days immediately prior to the grant date, as reported by the Nasdaq Global Select Market. The options were divided into six equal tranches of 18,092,900 each and subject to the same vesting conditions as the Performance Conditions described below.

    On May 5, 2021, the Board resolved to change the form of CEO Award from options to an award of 108,557,400 Class B Ordinary Shares, or the CEO Award Shares. The CEO Award Shares were duly issued fully paid to Amp Lee Ltd. (a company legally and beneficially wholly-owned by Mr. Li) as registered legal and beneficial owner on May 5, 2021. On the same day, all of the options granted under the CEO Award (none of which vested or were exercised) were terminated and cancelled. Under the terms of the CEO Award, Mr. Li has agreed that the CEO Award Shares shall be held subject to certain restrictions, terms and conditions. Pursuant to a conversion notice submitted by Mr. Li to the Board dated July 26, 2021 and the written resolutions passed by the Board on July 27, 2021, all CEO Award Shares were converted from Class B Ordinary Shares to Class A Ordinary Shares on one-to-one basis with effect immediately upon the Listing. For details please see the section headed "Directors and Senior Management – Grant of CEO Award" in the Prospectus.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company's securities listed on the Stock Exchange during the Reporting Period.

OTHER INFORMATION

USE OF PROCEEDS

(a)   **Use of proceeds from the Global Offering**

On August 12, 2021, the Class A Ordinary Shares were listed on the Main Board of the Stock Exchange. The net proceeds received by the Company from the Global Offering were approximately HK$13.3 billion. As of the Latest Practicable Date, there had been no change in the intended use of net proceeds as previously disclosed in the section headed "Future Plans and Use of Proceeds" in the Prospectus. The Company expects to fully utilize the residual amount of the net proceeds in accordance with such intended purposes within 3 years.

As of December 31, 2022, the Group had utilized the net proceeds as set out in the table below:

	% of use of proceed	Net proceeds (HK$ million)	Unutilized amount as at December 31, 2021 (HK$ million)	Utilized amount for the year ended December 31, 2022 (HK$ million)	Unutilized amount as at December 31, 2022 (HK$ million)
Fund the research and development of HPC BEV technologies, platforms, and future models, including to fund (a) the development of high C-rate battery, high-voltage platform, and ultra-fast charging technologies, (b) the development of our HPC BEV platforms, including Whale and Shark platforms, and (c) the development and launch of HPC BEV models planned for 2023	20%	2,653.5	2,653.5	1,597.5	1,056.0
Fund the research and development of intelligent vehicle and autonomous driving technologies, including to fund (a) the enhancement of intelligent vehicle systems, (b) the enhancement of the current Level 2 autonomous driving technology and the development of the Level 4 autonomous driving technology	15%	1,990.1	1,990.1	1,329.4	660.7
Fund the research and development of future EREV models, including to fund (a) the development of a next-generation EREV platform, and (b) the development and launch of a new EREV model planned for 2022 and two more planned for 2023	10%	1,326.8	1,326.8	886.3	440.5
Fund the expansion of production capacity	25%	3,316.9	3,316.9	–	3,316.9
Fund the expansion of retail stores and delivery and servicing centers	10%	1,326.8	1,166.1	217.5	948.6
Fund the roll-out of HPC network	5%	663.4	663.4	606.9	56.5
Fund marketing and promotion	5%	663.4	663.4	–	663.4
Working capital and other general corporate purposes to support our business operation and growth in the next 12 months	10%	1,326.7	1,326.7	–	1,326.7
Total	100%	13,267.6	13,106.9	4,637.6	8,469.3

OTHER INFORMATION

(b)   Use of proceeds from the US ATM Offering

On June 28, 2022 (U.S. Eastern Time), the Company announced the US ATM Offering to sell up to US$2,000,000,000 of ADSs, each representing two Class A Ordinary Shares, to the public in the United States. The closing price of the ADS on the Nasdaq on June 28, 2022 was US$37.07. As disclosed in the announcement dated June 29, 2022 issued by the Company in connection with the US ATM Offering, as an estimate, based on the average closing price of the ADS on the Nasdaq for the five trading days preceding June 24, 2022, the Company expected that it would not issue more than 53,835,800 ADSs pursuant to the US ATM Offering, representing 107,671,600 Class A Ordinary Shares with an aggregate nominal value of approximately US$10,767.

As of December 31, 2022, we had sold 9,431,282 ADSs representing 18,862,564 Class A ordinary shares under the US ATM Offering to the public in the United States, raising gross proceeds of US$366.5 million and net proceeds of approximately US$360.5 million, respectively, with the selling price ranging from US$38.00 per ADS to US$39.63 per ADS and average net selling price of US$38.86 per ADS.

As disclosed in the announcement and the listing document of the Company dated June 29, 2022, the Company intends to use the net proceeds from the US ATM Offering for (i) research and development of next-generation electric vehicle technologies including technologies for BEVs, smart cabin, and autonomous driving, (ii) development and manufacture of future platforms and car models, and (iii) working capital needs and general corporate purposes. As of December 31, 2022, we had utilized (i) nil for research and development of next-generation electric vehicle technologies including technologies for BEVs, smart cabin, and autonomous driving, (ii) nil for development and manufacture of future platforms and car models, and (iii) US$165.9 million for working capital needs and general corporate purposes.

DIVIDEND

The Company has not opted to pay any dividends for the year ended December 31, 2022.

DIFFERENCES BETWEEN U.S. GAAP AND IFRSS

The consolidated financial statements for the year ended December 31, 2022 is prepared by the Directors of the Company under U.S. GAAP, and the differences between U.S. GAAP and IFRSs has been disclosed in the Note 33 to such annual financial statements.

OTHER INFORMATION

MATERIAL LITIGATION

Saved as disclosed in this annual report, the Company was not involved in any material litigation or arbitration during the year ended December 31, 2022. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Company since the Listing Date and up to December 31, 2022.

EVENTS AFTER DECEMBER 31, 2022

Mr. Shen Yanan resigned as an executive Director and the President and Mr. Ma Donghui was appointed as an executive Director and the President, each with effect from January 1, 2023. For further details of the above, please refer to the announcement of the Company dated December 9, 2022.

Save as disclosed in this annual report, there was no other significant events that might adversely affect the Group after December 31, 2022, and up to the Latest Practicable Date.

APPROVAL OF ANNUAL REPORT

The annual report and the consolidated financial statements of the Group for the year ended December 31, 2022 were approved and authorized for issue by the Board on April 21 2023.

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Li Auto Inc.
(incorporated in the Cayman Islands with limited liability)

OPINION

What we have audited
The consolidated financial statements of Li Auto Inc. (the "Company") and its subsidiaries (the "Group"), which are set out on pages 69 to 162, comprise:

- the consolidated balance sheets as at December 31, 2022;

- the consolidated statements of comprehensive loss for the year then ended;

- the consolidated statements of changes in shareholders' equity for the year then ended;

- the consolidated statements of cash flows for the year then ended; and

- the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information.

Our opinion
In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2022, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

BASIS FOR OPINION

We conducted our audit in accordance with International Standards on Auditing ("ISAs"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence
We are independent of the Group in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants ("IESBA Code"), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code.

INDEPENDENT AUDITOR'S REPORT

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

The key audit matter identified in our audit is related to accrual of product warranties.

Key Audit Matter	How our audit addressed the Key Audit Matter
Accrual of product warranties Refer to note 2(q) to the consolidated financial statements. For the year ended December 31, 2022, the Company accrued a provision for warranties of RMB800.9 million. As of December 31, 2022, the accrued warranty liability balance was RMB1,594.3 million. A warranty reserve is accrued for the vehicles sold, by considering the expected unit cost for warranty service, which includes the Company's best estimate of the projected costs to repair or replace items under warranty. These estimates are based on the estimate of the nature, frequency and average costs of future claims. We focused on this area since the accrual of product warranties is subject to high degree of estimation uncertainty. The inherent risks in relation to the accrual of product warranties are considered significant due to the complexity of models, subjectivity of significant assumptions used, and significant judgments involved in selecting data.	We understood and evaluated the key internal controls and assessment process in relation to management's estimate of the product warranties; We assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty and level of other inherent risk factors such as complexity, subjectivity, changes and susceptibility to management bias or fraud; We evaluated the appropriateness of the model applied by management for the accrual of warranty liabilities; We evaluated the reasonableness of significant assumptions related to the nature and frequency of future claims and the related projected costs to repair or replace items under products warranties, considering current and past performance, including a lookback analysis comparing prior period forecasted claims to actual claims incurred; We tested, on a sample basis, the completeness, accuracy and relevance of management's data by tracing to supporting documents such as supplier invoices, and that such data was appropriately used by management in the estimation of future claims; and We tested the calculation of accrual of product warranties prepared by management. Based on the procedures performed, we found the key assumptions and judgments adopted by management in the estimation of accrual of product warranties were supported by available evidence.

INDEPENDENT AUDITOR'S REPORT

OTHER INFORMATION

The directors of the Company are responsible for the other information. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF DIRECTORS AND THE AUDIT COMMITTEE FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with U.S. GAAP and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

The Audit Committee is responsible for overseeing the Group's financial reporting process.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. We report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

INDEPENDENT AUDITOR'S REPORT

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Yuen Kwok Sun.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, April 21, 2023

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of December 31,		
		2021	**2022**	**2022**
	Note	RMB	**RMB**	**US$**
				Note 2(e)
ASSETS				
Current assets:				
Cash and cash equivalents	*2(f)*	27,854,224	**38,478,016**	**5,578,788**
Restricted cash	*2(f)*	2,638,840	**1,940,142**	**281,294**
Time deposits and short-term investments		19,668,239	**18,031,395**	**2,614,307**
Trade receivable, net of allowance for credit losses of RMB467, and RMB327 as of December 31, 2021 and 2022, respectively	*6*	120,541	**48,381**	**7,015**
Inventories	*7*	1,617,890	**6,804,693**	**986,588**
Prepayments and other current assets, net of allowance for credit losses of RMB2,192, and RMB4,427 as of December 31, 2021 and 2022, respectively		480,680	**1,689,860**	**245,007**
Total current assets		52,380,414	**66,992,487**	**9,712,999**
Non-current assets:				
Long-term investments	*12*	156,306	**1,484,491**	**215,231**
Property, plant and equipment, net	*8*	4,498,269	**11,187,898**	**1,622,093**
Operating lease right-of-use assets, net	*10*	2,061,492	**3,538,911**	**513,094**
Intangible assets, net	*9*	751,460	**832,620**	**120,719**
Goodwill		–	**5,484**	**795**
Deferred tax assets	*23*	19,896	**74,767**	**10,840**
Other non-current assets, net of allowance for credit losses of RMB3,757, and RMB4,572 as of December 31, 2021 and 2022, respectively	*11*	1,981,076	**2,421,293**	**351,054**
Total non-current assets		9,468,499	**19,545,464**	**2,833,826**
Total assets		61,848,913	**86,537,951**	**12,546,825**
LIABILITIES				
Current liabilities:				
Short-term borrowings	*13*	37,042	**390,750**	**56,653**
Trade and notes payable	*14*	9,376,050	**20,024,329**	**2,903,255**
Amounts due to related parties	*26*	37,455	**7,190**	**1,042**
Deferred revenue, current	*17*	305,092	**569,234**	**82,531**
Operating lease liabilities, current	*10*	473,245	**696,454**	**100,976**
Accruals and other current liabilities	*15*	1,879,368	**5,684,644**	**824,198**
Total current liabilities		12,108,252	**27,372,601**	**3,968,655**

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	Note	2021 RMB	2022 RMB	2022 US$ Note 2(e)
			As of December 31,	
Non-current liabilities:				
Long-term borrowings	13	5,960,899	**9,230,807**	**1,338,341**
Deferred revenue, non-current	17	389,653	**581,598**	**84,324**
Operating lease liabilities, non-current	10	1,369,825	**1,946,367**	**282,197**
Deferred tax liabilities	23	153,723	**77,809**	**11,281**
Other non-current liabilities		802,259	**2,142,462**	**310,628**
Total non-current liabilities		8,676,359	**13,979,043**	**2,026,771**
Total liabilities		20,784,611	**41,351,644**	**5,995,426**
Commitments and contingencies	25			
SHAREHOLDERS' EQUITY				
Class A ordinary shares				
(US$0.0001 par value; 4,500,000,000 shares authorized, 1,709,903,330 shares issued and 1,573,750,346 shares outstanding as of December 31, 2021; 4,500,000,000 shares authorized, 1,728,765,894 shares issued and 1,598,541,812 shares outstanding as of December 31, 2022)	20	1,176	**1,188**	**172**
Class B ordinary shares				
(US$0.0001 par value; 500,000,000 shares authorized, 355,812,080 shares issued and outstanding as of December 31, 2021 and 2022)	20	235	**235**	**34**
Treasury Shares	20	(89)	**(84)**	**(12)**
Additional paid-in capital		49,390,486	**53,869,322**	**7,810,318**
Accumulated other comprehensive loss		(1,521,871)	**(194,110)**	**(28,143)**
Accumulated deficit		(6,805,635)	**(8,817,850)**	**(1,278,468)**
Total Li Auto Inc. shareholders' equity		41,064,302	**44,858,701**	**6,503,901**
Noncontrolling interests		–	**327,606**	**47,498**
Total shareholders' equity		41,064,302	**45,186,307**	**6,551,399**
Total liabilities and shareholders' equity		61,848,913	**86,537,951**	**12,546,825**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

| | | For the Year Ended December 31, | | |
	Note	2021 RMB	2022 RMB	2022 US$ Note 2(e)
Revenues:				
Vehicle sales		26,128,469	**44,106,434**	**6,394,832**
Other sales and services		881,310	**1,180,382**	**171,139**
Total revenues	16	27,009,779	**45,286,816**	**6,565,971**
Cost of sales:				
Vehicle sales		(20,755,578)	**(35,688,343)**	**(5,174,323)**
Other sales and services		(492,747)	**(808,017)**	**(117,151)**
Total cost of sales		(21,248,325)	**(36,496,360)**	**(5,291,474)**
Gross profit		5,761,454	**8,790,456**	**1,274,497**
Operating expenses:				
Research and development	18	(3,286,389)	**(6,780,032)**	**(983,012)**
Selling, general and administrative	19	(3,492,385)	**(5,665,301)**	**(821,391)**
Total operating expenses		(6,778,774)	**(12,445,333)**	**(1,804,403)**
Loss from operations		(1,017,320)	**(3,654,877)**	**(529,906)**
Other (expense)/income				
Interest expense		(63,244)	**(106,340)**	**(15,418)**
Interest income and investment income, net		740,432	**976,229**	**141,540**
Others, net		187,320	**625,633**	**90,708**
Loss before income tax expense		(152,812)	**(2,159,355)**	**(313,076)**
Income tax (expense)/benefit	23	(168,643)	**127,007**	**18,414**

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Note	2021 RMB	2022 RMB	2022 US$ Note 2(e)
			For the Year Ended December 31,	
Net loss		(321,455)	**(2,032,348)**	**(294,662)**
Less: Net loss attributable to noncontrolling interests		–	**(20,133)**	**(2,919)**
Net loss attributable to ordinary shareholders of Li Auto Inc.		(321,455)	**(2,012,215)**	**(291,743)**
Weighted average number of ordinary shares used in computing net loss per share				
Basic and diluted	21	1,853,320,448	**1,941,230,998**	**1,941,230,998**
Net loss per share attributable to ordinary shareholders				
Basic and diluted		(0.17)	**(1.04)**	**(0.15)**
Net loss		(321,455)	**(2,032,348)**	**(294,662)**
Other comprehensive (loss)/income, net of tax				
Foreign currency translation adjustment, net of tax		(516,687)	**1,327,761**	**192,507**
Total other comprehensive (loss)/income, net of tax		(516,687)	**1,327,761**	**192,507**
Total comprehensive loss, net of tax		(838,142)	**(704,587)**	**(102,155)**
Less: Net loss attributable to noncontrolling interests		–	**(20,133)**	**(2,919)**
Comprehensive loss attributable to ordinary shareholders of Li Auto Inc.		(838,142)	**(684,454)**	**(99,236)**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(All amounts in thousands, except for share and per share data)

	Class A Ordinary Shares		Class B Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Noncontrolling Interests	Total Shareholders' Equity
	Number of Shares	Amount RMB	Number of Shares	Amount RMB	Shares	Amount RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	1,453,476,230	1,010	355,812,080	235	–	–	37,289,761	(1,005,184)	(6,482,225)	–	29,803,597
Cumulative effect of adoption of credit loss guidance *(Note 2(h))*	–	–	–	–	–	–	–	–	(1,955)	–	(1,955)
Issuance of ordinary shares as treasury shares	34,000,000	22	–	–	(34,000,000)	(22)	–	–	–	–	–
Issuance of ordinary shares for granting Award Shares to CEO	108,557,400	70	–	–	(108,557,400)	(70)	70	–	–	–	70
Share issuance upon the Hong Kong public offering ("HK IPO"), net of issuance costs	113,869,700	74	–	–	–	–	10,995,213	–	–	–	10,995,287
Exercise of share options	–	–	–	–	6,404,416	3	4,086	–	–	–	4,089
Share-based compensation	–	–	–	–	–	–	1,101,356	–	–	–	1,101,356
Foreign currency translation adjustment, net of tax	–	–	–	–	–	–	–	(516,687)	–	–	(516,687)
Net loss	–	–	–	–	–	–	–	–	(321,455)	–	(321,455)
Balance as of December 31, 2021	1,709,903,330	1,176	355,812,080	235	(136,152,984)	(89)	49,390,486	(1,521,871)	(6,805,635)	–	41,064,302
Exercise of share options and vesting of RSUs	–	–	–	–	5,928,902	5	3,972	–	–	–	3,977
Share-based compensation	–	–	–	–	–	–	2,053,165	–	–	–	2,053,165
Foreign currency translation adjustment, net of tax	–	–	–	–	–	–	–	1,327,761	–	–	1,327,761
Capital injection by noncontrolling interests	–	–	–	–	–	–	–	–	–	347,739	347,739
Share issuance upon the at-the-market equity offering program (the "ATM Offering")	18,862,564	12	–	–	–	–	2,421,699	–	–	–	2,421,711
Net loss	–	–	–	–	–	–	–	–	(2,012,215)	(20,133)	(2,032,348)
Balance as of December 31, 2022	1,728,765,894	1,188	355,812,080	235	(130,224,082)	(84)	53,869,322	(194,110)	(8,817,850)	327,606	45,186,307

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Note	2021 RMB	2022 RMB	2022 US$ Note 2(e)
			For the Year Ended December 31,	
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss		(321,455)	(2,032,348)	(294,662)
Adjustments to reconcile net loss to net cash provided by operating activities:				
Depreciation and amortization		590,397	1,213,855	175,992
Share-based compensation expenses	22	1,101,356	2,053,165	297,681
Foreign exchange loss		46,593	2,887	419
Unrealized investment loss		13,797	9,438	1,367
Interest expense		60,628	29,627	4,296
Share of loss of equity method investees		83	10,449	1,515
Impairment loss related to property, plant and equipment		27,388	–	–
Inventory write-downs and losses on purchase commitments relating to inventory and loss on inventory obsolescence		62,031	1,127,332	163,448
Allowance for credit losses	19	6,415	2,910	422
Deferred income tax, net	23	168,643	(128,338)	(18,607)
Loss on disposal of property, plant and equipment		19,843	55,880	8,102
Changes in operating assets and liabilities:				
Prepayments and other current assets		(99,421)	(1,172,064)	(169,933)
Inventories		(611,557)	(5,920,182)	(858,346)
Operating lease right-of-use assets		(675,322)	(766,681)	(111,158)
Operating lease liabilities		695,940	799,750	115,953
Other non-current assets		(633,307)	(745,320)	(108,061)
Trade receivable		(5,459)	72,211	10,470
Deferred revenue		287,577	5,020	728
Trade and notes payable		6,162,009	10,593,584	1,535,925
Amounts due to related parties		(11,751)	(30,266)	(4,388)
Accruals and other current liabilities		932,119	1,166,947	169,191
Other non-current liabilities		523,838	1,032,410	149,684
Net cash provided by operating activities		8,340,385	7,380,266	1,070,038

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,		
		2021	**2022**	**2022**
	Note	RMB	**RMB**	**US$**
				Note 2(e)
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of property, plant and equipment and intangible assets		(3,444,573)	**(5,127,899)**	**(743,475)**
Disposal of property, plant and equipment		38	**4,528**	**656**
Purchase of long-term investments		–	**(713,775)**	**(103,488)**
Placement of time deposits		(1,308,296)	**(679,486)**	**(98,516)**
Redemption of time deposits		1,630,773	**514,242**	**74,558**
Placement of short-term investments		(220,850,351)	**(58,268,079)**	**(8,448,077)**
Redemption of short-term investments		220,345,863	**59,953,714**	**8,692,471**
Placement of long-term financial instruments		–	**(50,000)**	**(7,249)**
Cash paid related to purchase Changzhou Manufacturing Base Phase I and Phase II through acquisition of Changzhou Chehejin Standard Factory Construction Co., Ltd. (“Changzhou Chehejin”), net of cash acquired	*10*	(563,118)	**–**	**–**
Cash paid related to the acquisition of Chongqing Zhizao Automobile Co., Ltd. (“Chongqing Zhizao”), net of cash acquired	*5*	(67,580)	**–**	**–**
Acquisition of Changzhou Huixiang New Energy Auto Parts Co., Ltd. (“Changzhou Huixiang”), net of cash acquired		–	**2,094**	**304**
Net cash used in investing activities		(4,257,244)	**(4,364,661)**	**(632,816)**

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Note	For the Year Ended December 31,		
		2021 RMB	2022 RMB	2022 US$ Note 2(e)
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from share issuance through an at-the-market equity offering program (the "ATM Offering"), net of issuance cost		–	2,462,300	357,000
Proceeds from exercise of stock options, share options and vesting of RSUs		1,139	6,728	975
Proceeds from borrowings		600,000	3,741,482	542,464
Repayment of borrowings		–	(661,118)	(95,853)
Repayment of unsecured corporate loan		(429,692)	–	–
Proceeds from issuance of convertible debt	13	5,533,238	–	–
Capital injection from noncontrolling interest			90,000	13,049
Proceeds from HK IPO, net of issuance cost		11,004,778	–	–
Proceeds from issuance of ordinary shares		70	–	–
Net cash provided by financing activities		16,709,533	5,639,392	817,635
Effects of exchange rate changes on cash and cash equivalents and restricted cash		(472,129)	1,270,097	184,146
Net increase in cash, cash equivalents and restricted cash		20,320,545	9,925,094	1,439,003
Cash, cash equivalents and restricted cash at beginning of the year		10,172,519	30,493,064	4,421,079
Cash, cash equivalents and restricted cash at end of the year		30,493,064	40,418,158	5,860,082
Supplemental schedule of non-cash investing and financing activities				
Payable related to acquisition of Chongqing Zhizao		(2,000)	–	–
Payable related to purchase of property, plant and equipment		(456,395)	(2,629,834)	(381,290)
Property, plant and equipment and other assets related to capital injection by noncontrolling interest shareholders		–	228,668	33,154
Supplemental Disclosures				
Cash paid for interest, net of amounts capitalized		(10,173)	(87,935)	(12,749)

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.   ORGANIZATION AND NATURE OF OPERATIONS

(a)   Principal activities

Li Auto Inc. ("Li Auto", or the "Company") was incorporated under the laws of the Cayman Islands in April 2017 as an exempted company with limited liability. The Company, through its consolidated subsidiaries and the consolidated variable interest entities (the "VIEs") and the VIEs' subsidiaries (collectively, the "Group"), is primarily engaged in the design, development, manufacturing, and sales of new energy vehicles and providing other sales and services in the People's Republic of China (the "PRC").

(b)   History of the Group and basis of presentation for the Reorganizations

In preparation for the Listing on the main board of the Stock Exchange of Hong Kong Limited ("HKEx"), the Group underwent reorganization of its corporate structure (the "2021 Reorganization") in the second quarter of 2021. The major reorganization steps are described as follows:

- In accordance with the requirements under the Listing Decision LD43-3 of HKEx to the extent practicable, the Company underwent reorganization of the holding structure of its onshore subsidiaries and the VIEs. The 2021 Reorganization mainly involved changing certain VIEs to wholly owned or partly-owned subsidiaries of the Company, to the extent permitted under the relevant PRC laws and regulations. Please refer to Note 1 (b) (i) and (ii).

- In April, 2021, the certain new contractual arrangements were entered into to replace the original contractual arrangements in place before the completion of 2021 Reorganization. Upon the completion of 2021 Reorganization, Beijing CHJ Information Technology Co., Ltd. (or "Beijing CHJ") and Leading Ideal HK Limited's ("Leading Ideal HK's") subsidiary each held 50% of equity interest of Chongqing Lixiang Automobile which was previously a wholly owned subsidiary of Beijng CHJ.

The transactions relating to the 2021 Reorganization were accounted for as common control transactions within the Group. Accordingly, the Group's consolidated financial information was not impacted as a result of these transactions.

In March 2022, Beijing CHJ transferred its equity interest of Chongqing Lixiang Automobile to Leading Ideal HK's subsidiary. Consequently, Chongqing Lixiang Automobile became a wholly owned subsidiary of the Company. The transaction was accounted for a common control transaction within the Group; accordingly, there was no impact to the Group's consolidated financial information.

The Group's consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIEs and the VIEs' subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.   ORGANIZATION AND NATURE OF OPERATIONS *(CONTINUED)*

(b)   History of the Group and basis of presentation for the Reorganizations *(Continued)*

As of December 31, 2022, the Company's principal subsidiaries, the consolidated VIEs and VIEs' subsidiaries are as follows:

	Equity Interest Held	Issued and Fully Paid Share Capital	Date of Incorporation or Date of Acquisition	Place of Incorporation and Nature of Legal Entity	Principal Activities and Place of Operation	Notes
Subsidiaries						
Leading Ideal HK Limited ("Leading Ideal HK")	100%	HKD0.1	May 15, 2017	Hong Kong, China, limited liability company	Investment holding in Hong Kong	
Beijing Co Wheels Technology Co., Ltd. ("Wheels Technology")	100%	RMB105,422	December 19, 2017	Beijing, PRC, limited liability company	Technology development and corporate management in the PRC	
Beijing Leading Automobile Sales Co., Ltd. ("Beijing Leading")	100%	RMB1,647,831	August 6, 2019	Beijing, PRC, limited liability company	Sales and after sales management in the PRC	
Jiangsu Xindian Interactive Sales and Services Co., Ltd. ("Jiangsu XD")	100%	RMB238,702	May 8, 2017	Changzhou, PRC, limited liability company	Sales and after sales management in the PRC	(i)
Chongqing Lixiang Automobile Co., Ltd. ("Chongqing Lixiang Automobile")	–	RMB324,000	October 11, 2019	Chongqing, PRC, limited liability company	Manufacturing of automobile in the PRC	(ii)
VIEs						
Beijing CHJ Information Technology Co., Ltd. ("Beijing CHJ")	–	RMB295,464	April 10, 2015	Beijing, PRC, limited liability company	Technology development in the PRC	
Beijing Xindian Transport Information Technology Co., Ltd. ("Xindian Information")	–	–	March 27, 2017	Beijing, PRC, limited liability company	Technology development in the PRC	

Notes:

(i)   Jiangsu XD was Beijing CHJ's subsidiary before the 2021 Reorganization.

(ii)   Upon the completion of 2021 Reorganization, Beijing CHJ and Leading Ideal HK's subsidiary each held a 50% equity interest in Chongqing Lixiang Automobile which was previously a wholly owned subsidiary of Beijing CHJ. In March 2022, Beijing CHJ transferred its equity interest of Chongqing Lixiang Automobile to Leading Ideal HK's subsidiary. Consequently, Chongqing Lixiang Automobile became a wholly owned subsidiary of the Company.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

1. ORGANIZATION AND NATURE OF OPERATIONS *(CONTINUED)*

(c)   Variable interest entity

The Company's subsidiary Wheels Technology has entered into contractual arrangements with Beijing CHJ and Xindian Information (collectively the "VIEs") and their respective shareholders. Through these arrangements the Company has a controlling financial interest (and is the primary beneficiary) in each of the VIEs (as defined under ASC 810) and, accordingly, consolidates each VIE under US GAAP.

The following is a summary of the contractual arrangements by and among Wheels Technology, the VIEs, and their respective shareholders.

Powers of Attorney and Business Operation Agreement.
Each shareholder of Beijing CHJ signed a power of attorney to irrevocably authorize Wheels Technology to act as his or her attorney in-fact to exercise all of his or her rights as a shareholder of Beijing CHJ, including the right to convene shareholder meetings, the right to vote and sign any resolution as a shareholder, the right to appoint directors, supervisors, and officers, and the right to sell, transfer, pledge, and dispose of all or a portion of the equity interest held by such shareholder. These powers of attorney will remain in force for 10 years. Upon request by Wheels Technology, each shareholder of Beijing CHJ shall extend the term of its authorization prior to its expiration.

Pursuant to the Business Operation Agreements entered into in April 2021 by and among Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information, Xindian Information will not take any action that may have a material adverse effect on its assets, businesses, human resources, rights, obligations, or business operations without prior written consent of Wheels Technology. Xindian Information and its shareholders further agreed to accept and strictly follow Wheels Technology's instructions relating to Xindian Information's daily operations, financial management, and election of directors appointed by Wheels Technology. The shareholders of Xindian Information agree to transfer any dividends or any other income or interests they receive as the shareholders of Xindian Information immediately and unconditionally to Wheels Technology. Unless Wheels Technology terminates this agreement in advance, this agreement will remain effective for 10 years and can be renewed upon request by Wheels Technology prior to its expiration. Xindian Information and its shareholders have no right to terminate this agreement unilaterally. Pursuant to the Business Operation Agreement, each shareholder of Xindian Information has executed a power of attorney to irrevocably authorize Wheels Technology to act as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of Xindian Information. The terms of these powers of attorney are substantially similar to the powers of attorney executed by the shareholders of Beijing CHJ described above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.   ORGANIZATION AND NATURE OF OPERATIONS *(CONTINUED)*

(c)   Variable interest entity *(Continued)*

Spousal Consent Letters.

Spouses of nine shareholders of Beijing CHJ, who collectively hold 100% of equity interests in Beijing CHJ, have each signed a spousal consent letter. Each signing spouse of the relevant shareholder acknowledges that the equity interests in Beijing CHJ held by the relevant shareholder of Beijing CHJ are the personal assets of that shareholder and not jointly owned by the married couple. Each signing spouse also has unconditionally and irrevocably disclaimed his or her rights to the relevant equity interests and any associated economic rights or interests to which he or she may be entitled pursuant to applicable laws, and has undertaken not to make any assertion of rights to such equity interests and the underlying assets. Each signing spouse has agreed and undertaken that he or she will not carry out in any circumstances any conducts that are contradictory to the contractual arrangements and the spousal consent letter.

Spouses of nine shareholders of Xindian Information, who collectively hold 98.1% equity interests in Xindian Information, have each signed a spousal consent letter, which includes terms substantially similar to the spousal consent letter relating to Beijing CHJ described above.

Exclusive Consultation and Service Agreements.

Pursuant to the Exclusive Consultation and Service Agreement entered into in April 2021 by and between Wheels Technology and Beijing CHJ, Wheels Technology has the exclusive right to provide Beijing CHJ with software technology development, technology consulting, and technical services required by Beijing CHJ's business. Without Wheels Technology's prior written consent, Beijing CHJ cannot accept any same or similar services subject to this agreement from any third party. Beijing CHJ agrees to pay Wheels Technology an annual service fee at an amount that is equal to 100% of its quarterly net income, after making up losses from previous years, or an amount that is adjusted in accordance with Wheels Technology's sole discretion for the relevant quarter and also the mutually agreed amount for certain other technical services, both of which should be paid within 10 days after Wheels Technology sends invoice within 30 days after the end of the relevant calendar quarter. Wheels Technology has exclusive ownership of all the intellectual property rights created as a result of the performance of the Exclusive Consultation and Service Agreement, to the extent permitted by applicable PRC laws. To guarantee Beijing CHJ's performance of its obligations thereunder, the shareholders have agreed to pledge their equity interests in Beijing CHJ to Wheels Technology pursuant to the Equity Pledge Agreement. The Exclusive Consultation and Service Agreement will remain effective for 10 years, unless otherwise terminated by Wheels Technology. Upon request by Wheels Technology, the term of this agreement can be renewed prior to its expiration.

In April 2021, Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information entered into an exclusive consultation and service agreement, which includes terms substantially similar to the Exclusive Consultation and Service Agreement relating to Beijing CHJ described above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.   ORGANIZATION AND NATURE OF OPERATIONS *(CONTINUED)*

(c)   Variable interest entity *(Continued)*

Equity Option Agreements.

Pursuant to the Equity Option Agreement entered into in April 2021 by and among Wheels Technology, Beijing CHJ, and each of the shareholders of Beijing CHJ, the shareholders of Beijing CHJ have irrevocably granted Wheels Technology an exclusive option to purchase all or part of their equity interests in Beijing CHJ, and Beijing CHJ has irrevocably granted Wheels Technology an exclusive option to purchase all or part of its assets. Wheels Technology or its designated person may exercise such options to purchase equity interests at the lower of the amount of their respective paid-in capital in Beijing CHJ and the lowest price permitted under applicable PRC laws. Wheels Technology or its designated person may exercise the options to purchase assets at the lowest price permitted under applicable PRC laws. The shareholders of Beijing CHJ have undertaken that, without Wheels Technology's prior written consent, they will not, among other things, (i) transfer or otherwise dispose of their equity interests in Beijing CHJ, (ii) create any pledge or encumbrance on their equity interests in Beijing CHJ, (iii) change Beijing CHJ's registered capital, (iv) merge Beijing CHJ with any other entity, (v) dispose of Beijing CHJ's material assets (except in the ordinary course of business), or (vi) amend Beijing CHJ's articles of association. The Exclusive Option Agreement will remain effective for 10 years and can be renewed upon request by Wheels Technology.

In April 2021, Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information entered into an equity option agreement, which includes terms substantially similar to the equity option agreement relating to Beijing CHJ described above.

Equity Pledge Agreements.

Pursuant to the Equity Pledge Agreement entered into in April 2021 by and between Wheels Technology and the shareholders of Beijing CHJ, the shareholders of Beijing CHJ have agreed to pledge 100% of equity interests in Beijing CHJ to Wheels Technology to guarantee the performance by the shareholders of their obligations under the Exclusive Option Agreement and the Powers of Attorney, as well as the performance by Beijing CHJ of its obligations under the Exclusive Option Agreement, the Powers of Attorney, and payment of services fees to Wheels Technology under the Exclusive Consultation and Service Agreement. In the event of a breach by Beijing CHJ or any shareholder of contractual obligations under the Equity Pledge Agreement, Wheels Technology, as pledgee, will have the right to dispose of the pledged equity interests in Beijing CHJ and will have priority in receiving the proceeds from such disposal. The shareholders of Beijing CHJ also have undertaken that, without prior written consent of Wheels Technology, they will not dispose of, create, or allow any encumbrance on the pledged equity interests.

In April 2021, Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information entered into an Equity Pledge Agreement, which includes terms substantially similar to the Equity Pledge Agreement relating to Beijing CHJ described above.

The registration of the equity pledge relating to Beijing CHJ and Xindian Information with the competent office of the SAMR in accordance with the PRC Property Law has been completed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.   ORGANIZATION AND NATURE OF OPERATIONS *(CONTINUED)*

(d)   Risks in relations to the VIE structure

According to the Guidance Catalogue of Industries for Foreign Investment promulgated in 2017, or the Catalogue, foreign ownership of certain areas of businesses are subject to restrictions under current PRC laws and regulations. Pursuant to the 2021 Negative List, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce, domestic multiparty communications, store-and-forward, and call centers). In addition, foreign investors are prohibited from investing in companies engaging in internet culture businesses (except for music) and radio and television program production businesses.

Part of the Group's business is conducted through the VIEs of the Group, of which the Company is the ultimate primary beneficiary. In the opinion of the management, the contractual arrangements with the VIEs and the nominee shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. The nominee shareholders indicate they will not act contrary to the contractual arrangements. However, there are substantial uncertainties regarding the interpretation and application of the PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group's ability to enforce these contractual arrangements and if the nominee shareholders of the VIEs were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.

It is possible that the Group's operations of certain of its businesses through the VIEs could be found by the PRC authorities to be in violation of the PRC laws and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Group's management considers the possibility of such a finding by PRC regulatory authorities under current PRC law and regulations to be remote, on March 15, 2019, the National People's Congress adopted the Foreign Investment Law of the PRC, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law of the PRC embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catch-all clause to the definition of "foreign investment" so that foreign investment, by its definition, includes "investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council" without further elaboration on the meaning of "other means." It leaves leeway for the future legislations promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether the Group's corporate structure will be seen as violating the foreign investment rules as the Group are currently leveraging the contractual arrangements to operate certain businesses in which foreign investors are prohibited from or restricted to investing. Furthermore, if future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, the Group may face substantial uncertainties as to whether the Group can complete such actions in a timely manner, or at all. If the Group fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, the Group's current corporate structure, corporate governance and business operations could be materially and adversely affected.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.   ORGANIZATION AND NATURE OF OPERATIONS *(CONTINUED)*

(d)   Risks in relations to the VIE structure *(Continued)*

If the Company's ownership structure, contractual arrangements, and businesses of the Company's PRC subsidiaries or VIEs are found to be in violation of any existing or future PRC laws or regulations, or PRC subsidiaries or VIEs fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

- revoke the business licenses and/or operating licenses of such entities;

- shut down our servers or blocking the website or mobile application, or discontinue or place restrictions or onerous conditions on the Group's operation through any transactions between the PRC subsidiaries and the VIEs;

- impose fines, confiscate the income from the PRC subsidiaries or the VIEs, or imposing other requirements with which the VIEs may not be able to comply;

- require the Group to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect the Group's ability to consolidate, derive economic interests from, or exert effective control over the VIEs;

- restrict or prohibit the Group's use of the proceeds of this offering to finance the Group's business and operations in China; or

- take other regulatory or enforcement actions that could be harmful to the Group's business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.   **ORGANIZATION AND NATURE OF OPERATIONS** *(CONTINUED)*

   (d)   **Risks in relations to the VIE structure** *(Continued)*

   The imposition of any of these penalties may result in a material and adverse effect on the Group's ability to conduct the Group's businesses. In addition, if the imposition of any of these penalties causes the Group to lose the right to direct the activities of any of the VIEs (through its equity interests in its subsidiaries) or the right to receive their economic benefits, the Group will no longer be able to consolidate the relevant VIEs and its subsidiaries, if any. In the opinion of management, the likelihood of loss in respect of the Group's current ownership structure or the contractual arrangements with its VIEs is remote. The Group's operations depend on the VIEs and their nominee shareholders to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. The management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under the PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the nominee shareholders of the VIEs fail to perform their obligations under those arrangements. The enforceability, and therefore the benefits, of the contractual agreements between the Company and the VIE depend on nominee shareholders enforcing the contracts. There is a risk that nominee shareholders of the VIEs, who in some cases are also shareholders of the Company, may have conflicts of interest with the Company in the future or fails to perform their contractual obligations. Given the significance and importance of the VIEs, there would be a significant negative impact to the Company if these contracts were not enforced.

   The Group's operations depend on the VIEs to honour their contractual agreements with the Group and the Company's ability to control the VIEs also depends on the authorization by the shareholders of the VIEs to exercise voting rights on all matters requiring shareholder approval in the VIEs. The Company believes that the agreements on authorization to exercise shareholder's voting power are legally enforceable and the possibility that it will no longer be able to control and consolidate the VIEs as a result of the aforementioned risks and uncertainties is remote.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. ORGANIZATION AND NATURE OF OPERATIONS *(CONTINUED)*

(d) Risks in relations to the VIE structure *(Continued)*

The following consolidated financial information of the Group's VIEs and VIEs' subsidiaries as of December 31, 2021 and 2022 and for the years ended December 31, 2021 and 2022 were included in the accompanying Group's consolidated financial statements as follows:

	As of December 31,	
	2021 RMB	2022 RMB
Current assets:		
Cash and cash equivalents	5,311,800	18,529,655
Restricted cash	2,415,941	977,346
Time deposits and short-term investments	8,326,541	8,344,332
Trade receivable	103,056	–
Amounts due from the Company and its subsidiaries[1]	23,402,104	37,885,882
Inventories	1,396,992	254
Prepayments and other current assets	220,402	168,160
Total current assets	41,176,836	65,905,629
Non-current assets:		
Long-term investments	97,854	142,539
Property, plant and equipment, net[2]	2,329,507	101,577
Operating lease right-of-use assets, net	731,874	693,111
Intangible assets, net	703,274	740,570
Other non-current assets	1,107,674	583,967
Total non-current assets	4,970,183	2,261,764
Total assets	46,147,019	68,167,393
Current liabilities:		
Short-term borrowings	31,547	–
Trade and notes payable[2]	8,547,181	1,323,196
Amounts due to the Company and its subsidiaries[1]	31,999,140	60,539,514
Amounts due to related parties	1,277	23
Operating lease liabilities, current	80,606	40,707
Accruals and other current liabilities	515,036	334,333
Total current liabilities	41,174,787	62,237,773
Non-current liabilities:		
Long-term borrowings	479,453	500,000
Deferred revenue, non-current	8,704	–
Operating lease liabilities, non-current	719,628	738,673
Deferred tax liabilities	153,723	2,979
Other non-current liabilities	14,333	7,720
Total non-current liabilities	1,375,841	1,249,372
Total liabilities	42,550,628	63,487,145
Total shareholders' equity	3,596,391	4,680,248
Total liabilities and shareholders' equity	46,147,019	68,167,393

These balances have been reflected in the Group's consolidated financial statements with intercompany transactions eliminated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.   ORGANIZATION AND NATURE OF OPERATIONS *(CONTINUED)*

(d)   Risks in relations to the VIE structure *(Continued)*

	For the Year Ended December 31,	
	2021	2022
Third-party revenues[3]	6,294,675	–
Inter-company revenues[4]	22,287,788	7,211,082
Third-party cost	(20,171,861)	(4,534,351)
Inter-company cost[4]	(5,891,611)	(8,290)
Third-party expenses	(2,401,187)	(1,638,834)
Inter-company expenses	(65,750)	(302)
Share of loss from subsidiaries	(13)	–
Other income	2,610,121	(358,394)
Profit before income tax expense	2,662,162	670,911
Income tax (expense)/benefit	(117,413)	8,701
Net income	2,544,749	679,612
Net income attributable to ordinary shareholders of Li Auto Inc.	2,544,749	679,612

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. ORGANIZATION AND NATURE OF OPERATIONS *(CONTINUED)*

(d) Risks in relations to the VIE structure *(Continued)*

	For the Year Ended December 31,	
	2021	**2022**
Net cash provided by inter-company transactions[5]	7,341,282	**2,834,408**
Net cash used in other transactions	(8,693,141)	**(10,922,189)**
Net cash used in operating activities	(1,351,859)	**(8,087,781)**
Other investing activities with external entities	(8,641,045)	**(2,149,494)**
Net cash used in investing activities	(8,641,045)	**(2,149,494)**
Inter-company loan financing from Group companies	14,858,966	**20,417,626**
Other financing activities with external entities	81,308	**1,598,877**
Net cash provided by financing activities	14,940,274	**22,016,503**
Effects of exchange rate changes on cash, cash equivalents and restricted cash	–	**32**
Net increase in cash, cash equivalents and restricted cash	4,947,370	**11,779,260**
Cash, cash equivalents and restricted cash at beginning of the year	2,780,371	**7,727,741**
Cash, cash equivalents and restricted cash at end of the year	7,727,741	**19,507,001**

The Company's involvement with the VIEs is through the contractual arrangements disclosed in Note 1(c). All recognized assets held by the VIEs are disclosed in the table above.

Notes:

(1)   The amounts due from Group companies represent the funds provided by the consolidated VIEs to the WFOEs, and the operating receivables resulting from the provision of goods and services to WFOEs;

The amounts due to Group companies represent the funds provided by Group companies to the consolidated VIEs, and the operating payables resulting from the technical service fees charged by WFOEs.

(2)   The decrease in property, plant and equipment, net and trade and notes payable relates primarily to the transfer of Chongqing Lixiang Automobile's equity interest from a VIE to Leading Ideal HK's subsidiary as described in Note 1(b).

(3)   Third-party revenues were solely generated from sales of vehicles to customers by certain of the VIE subsidiaries before the 2021 Reorganization as described in Note 1(b). No third-party revenues were generated by the VIEs in 2022 as these same VIE subsidiaries have become equity owned/controlled subsidiaries after the 2021 Reorganization.

(4)   Represents the inter-group revenues for technical service fees, inter-company sales of vehicles and transfer of intangible assets and inter-group costs recognized by the consolidated VIEs related to the sales of vehicles and transfer of intangible assets between the consolidated VIEs and subsidiaries of the Group. There were no management fees paid by VIEs to WOFEs as the VIEs were in each in an accumulated deficit position as of December 31, 2022.

(5)   For the years ended December 31, 2021, and 2022, cash paid by subsidiaries to VIEs for technical service fees, inter-company sales of vehicles and inter-company transfer of intangible assets were RMB7,341,282 and RMB2,834,408 respectively. For the years ended December 31, 2021 and 2022, no management fees were paid by VIEs to Wheels Technology as each of the VIEs was in an accumulated deficit as of December 31, 2022 (pursuant to each management fee arrangement with the VIEs).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.   ORGANIZATION AND NATURE OF OPERATIONS *(CONTINUED)*

(d)   Risks in relations to the VIE structure *(Continued)*

As a result of the contractual arrangements between Wheels Technology, the VIEs and the VIEs' shareholders, Wheels Technology has a controlling financial interest and is the primary beneficiary (pursuant to ASC 810) in the Group's consolidated VIEs and the VIEs' subsidiaries and can have assets transferred out of the such VIEs and VIEs' subsidiaries without restriction. Therefore, it is considered that there is no asset in the Group's VIEs and the VIEs' subsidiaries that can be used only to settle their obligations except for registered capitals and PRC statutory reserves of the Group's consolidated VIEs amounting to RMB7,103,472 and RMB5,230,100 as of December 31, 2021 and 2022, respectively. As the Group's consolidated VIEs and VIEs' subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of Wheels Technology for all the liabilities of the Group's consolidated VIEs and VIEs' subsidiaries. The total accumulated deficit of the Group's consolidated VIEs and VIEs' subsidiaries was RMB1,229,463 and RMB549,853 as of December 31, 2021 and 2022, respectively. For the years ended December 31, 2021 and 2022, no management fees were paid by VIEs to the WOFEs as each of the VIEs were in accumulated deficit as of December 31, 2022 (pursuant to each management fee arrangement with the VIEs).

Currently there is no contractual arrangement that could require the Company, Wheels Technology or other subsidiaries of the Company to provide additional financial support to the Group's consolidated VIEs and VIEs' subsidiaries. As the Company is conducting certain businesses in the PRC through the consolidated VIEs and VIEs' subsidiaries, the Company may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss. The amount due to/from the Company and its subsidiaries represents the balances arising from inter-company sales of vehicles and intangible assets and inter-company loan financings.

(e)   Impact of the COVID-19

Due to the COVID-19 pandemic and the related nationwide precautionary and control measures that were adopted in China starting in January 2020, the Company postponed the production in its Changzhou manufacturing facility after the Chinese New Year holiday in February 2020, and also experienced short term delays in the suppliers' delivery of certain raw materials needed for production. As a result of varying levels of travel and other restrictions for public health concerns in various regions of China, the Group also temporarily postponed the delivery of Li ONE to customers. Following this temporary closure in February 2020, the Group reopened the retail stores and delivery and servicing centers and have resumed vehicle delivery to customers. Subsequent to March 31, 2020, the Group continuously increased their production capacity and delivery to normal level as the Group had recovered from the adverse impact of COVID-19 across China through the third quarter of 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.   ORGANIZATION AND NATURE OF OPERATIONS *(CONTINUED)*

(e)   Impact of the COVID-19 *(Continued)*

Since October 2021, the supply of semiconductor chips used for automotive manufacturing has experienced a global shortage following the disruption to semiconductor manufacturers due to the COVID-19 pandemic and an increase in global demand for personal computers for work-from-home economies. For example, due to the COVID-19 pandemic in Malaysia, the production of chips dedicated for the Group's millimeter-wave radar supplier had been severely hampered, and the production and deliveries for the third quarter of 2021 had been adversely affected. Subsequent to December 2021, the Group gradually resumed normal vehicle production by continuing to obtain the chips or other semiconductor components at a reasonable cost from multiple sources.

In late March and April 2022, the COVID-19 resurgence in the Yangtze Delta region of China caused renewed and severe industry-wide disruptions in supply chain, logistics and production. The Group's Changzhou manufacturing base is located in the center of the Yangtze Delta region, which is home to over 80% of the Group's parts suppliers, especially in Shanghai and Kunshan. Certain suppliers in Shanghai and Kunshan temporarily terminated the production or delivery of their products completely, resulting in the Group unable to maintain adequate inventory for production demand. This had a material adverse impact on production in April 2022, resulting in delayed deliveries for customers. The Group has been working with vendors to restore production capacity with the objective to shorten the delivery waiting time for Li ONE customers. Despite the significant ongoing industry-wide parts supply chain challenges resulting from the COVID-19 pandemic, the Group's production and delivery of vehicles gradually began to resume and sustain pre-pandemic levels beginning in May 2022.

With the COVID-19 resurgence gradually under control and the zero-COVID policy being modified by the Chinese government, most of the travel restrictions and quarantine requirements were lifted in December 2022. Following this change, the Group continued to expand its sales networks to meet the increasing demands from customers. Despite the impact of the COVID-19 resurgence, the Group reported a year-over-year revenue growth for the year ended December 31, 2022. In light of the uncertainties in the global market and economic conditions attributable to the COVID-19 pandemic, the Group will continue to evaluate the nature and extent of the impact of the COVID-19 pandemic to its financial condition and liquidity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for financial information and the disclosure requirements of the Rules Governing the Listing of Securities on HKEx, as amended, supplemented or otherwise modified from time to time (the "HK Listing Rules").

Significant accounting policies followed by the Group in the preparation of its accompanying consolidated financial statements are summarized below.

(b)   Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and the VIEs' subsidiaries for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors (the "Board"); to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has established a controlling financial interest (as defined in ASC 810) and is able to direct the activities and derive the economic benefits of the entity. Accordingly, the Company is considered the primary beneficiary of each VIE and consolidates each entity in accordance with US GAAP.

All significant transactions and balances between the Company, its subsidiaries, VIEs and VIEs' subsidiaries have been eliminated upon consolidation.

(c)   Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the consolidated financial statements and accompanying notes.

Significant accounting estimates reflected in the Group's consolidated financial statements, to the extent applicable, mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition and determination of the amortization period of these obligations, the determination of share-based compensation expenses, fair value of investments and derivative instruments, useful lives and assessment for impairment of long-lived assets and intangible assets, the provision for credit losses of financial assets, inventory valuation for excess and obsolete inventories, lower of cost and net realizable value of inventories, losses on purchase commitments relating to inventory, product warranties, and valuation allowance for deferred tax assets. Actual results could differ from these estimates under different assumptions and conditions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(d) Functional currency and foreign currency translation

The Group's reporting currency is the Renminbi ("RMB"). The functional currencies of the Company and its subsidiary which are incorporated in Hong Kong and Singapore are United States dollars ("US$"). The functional currencies of the other subsidiaries, the VIEs and VIEs' subsidiaries are their respective local currencies ("RMB"). The determination of the respective functional currency is based on the criteria set out by ASC 830, *Foreign Currency Matters*.

Transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the consolidated statements of comprehensive income/(loss).

The financial statements of the Group's entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income/(loss) in the consolidated statements of comprehensive income/(loss), and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive income/(loss) in the consolidated statements of shareholders' equity. Total foreign currency translation adjustment loss were RMB516,687 for the years ended December 31, 2021, and foreign currency translation adjustment income was RMB1,327,761 for the year ended December 31, 2022.

(e) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2022 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8972, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2022. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2022, or at any other rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(f) Cash, cash equivalents and restricted cash

Cash and cash equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less. As of December 31, 2021 and 2022, the Group had cash held in accounts managed by online payment platforms such as China Union Pay in connection with the collection of vehicle sales for a total amount of RMB33,540 and RMB68,824, respectively, which have been classified as cash and cash equivalents on the consolidated balance sheets.

Cash that is restricted as to withdrawal for use or pledged as security is reported separately on the face of the consolidated balance sheets and is not included in the total cash and cash equivalents in the consolidated statements of cash flows. The Group's restricted cash mainly represents (a) the secured deposits held in designated bank accounts for issuance of letter of credit, bank guarantee and bank acceptance bill; (b) the deposits held in designated bank accounts for security of the repayment of the notes payable (Note 15).

Cash, cash equivalents and restricted cash as reported in the consolidated statements of cash flows are presented separately on our consolidated balance sheets as follows:

	As of December 31,	
	2021	2022
Cash and cash equivalents	27,854,224	38,478,016
Restricted cash	2,638,840	1,940,142
Total cash, cash equivalents and restricted cash	30,493,064	40,418,158

(g) Time deposits and short-term investments

Time deposits are those balances placed with the banks. These deposits that have original maturities longer than three months but less than one year are classified as short-term time deposits which are reflected in the consolidated balance sheets as "Time deposits and short-term investments", while the balances with original maturities longer than one year are classified as long-term time deposits which are reflected in the consolidated statements of balance sheets as "Long-term investments".

Short-term investments are investments in financial instruments with variable interest rates. These financial instruments which have maturity dates within one year are classified as short-term investments and are reflected in the consolidated statements of balance sheets as "Time deposits and short-term investments", while those financial instruments which have maturity dates longer than one year are classified as long-term investments in the consolidated statements of balance sheets. The Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Fair value is estimated based on quoted prices of similar financial products provided by financial institutions at the end of each period. Changes in the fair value are reflected in the consolidated statements of comprehensive income/(loss) as "Interest income and investment income, net".

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(h) Trade receivables and current expected credit losses

Trade receivables primarily includes commission service fee receivables derived from insurance companies and banks (the company earns such fees in facilitating customer use of services offered by these entities), and vehicle sale receivables related to government subsidies to be collected from the government on behalf of customers. The Group provides an allowance against trade receivables based on the expected credit loss approach (see below) and writes off trade receivables when they are deemed uncollectible. No material allowance for credit loss on trade receivables was recognized for the years ended December 31, 2021 and 2022.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments-Credit Losses*, which introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables and net investments in leases. The Group assessed that trade receivables, other current assets, and other non-current assets are within the scope of ASC 326. The Group has identified the relevant risk characteristics of trade receivables, other current assets, and other non-current assets which include size, type of the services or the products the Group provides, or a combination of these characteristics, the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses, etc. Other key factors that influence the expected credit loss analysis include industry-specific factors that could impact the credit quality of the Group's receivables. This is assessed at each quarter based on the Group's specific facts and circumstances. All forward looking statements are, by their nature, subject to risks and uncertainties, many of which are beyond the Group's control. Considering the macroeconomic and market turmoil caused by COVID 19, the Group is continuously monitoring data and trends and took the latest available information into consideration.

The Group adopted ASC 326 and several associated ASUs on January 1, 2021 using a modified retrospective approach with a cumulative effect recorded as an increase of accumulated deficit in the amount of RMB1,955. As of January 1, 2021, upon the adoption, the expected credit loss provisions for the current assets and non-current assets were RMB972 and RMB983, respectively. For the years ended December 31, 2021 and 2022, the Group recorded RMB6,415 and RMB2,910 in expected credit losses in selling, general and administrative expenses, respectively. As of December 31, 2021 and 2022, the expected credit loss reserves recorded in current assets were RMB2,659 and RMB4,754, and recorded in non-current assets were RMB3,757 and RMB4,572, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(h)   Trade receivables and current expected credit losses *(Continued)*

The Group typically does not carry significant trade receivables related to vehicle sales and related sales as customer payments are due prior to vehicle delivery, except for amounts of vehicle sales in relation to government subsidies to be collected from the government on behalf of customers. Other current assets and other non-current assets primarily consist of other receivables and deposits. The following table summarizes the activity in the allowance for credit losses related to trade receivables, other current assets and other non-current assets for the years ended December 31, 2021 and 2022:

	For the year ended December 31	
	2021	2022
Balance as of the beginning of the year	1,955	6,416
Provisions	6,415	24,163
Reversals	(1,954)	(21,253)
Balance as of the end of the year	6,416	9,326

(i)   Derivative instruments

Derivative instruments are measured at fair value and recognized as either assets or liabilities on the consolidated balance sheets in either other current or non-current assets or other current liabilities or non-current liabilities depending upon maturity and commitment. Changes in the fair value of derivatives are either recognized periodically in the consolidated statements of comprehensive income/(loss) or in other comprehensive income/(loss) depending on the use of the derivatives and whether they qualify for hedge accounting.

The Group selectively uses financial instruments to manage market risk associated with exposure to fluctuations in foreign currency rates with foreign exchange forwards and option contracts. These financial exposures are monitored and managed by the Group as an integral part of its risk management program. The Group does not engage in derivative instruments for speculative or trading purposes. The Group's derivative instruments are not qualified for hedge accounting, thus changes in fair value are recognized in "Interest income and investment income, net" in the consolidated statements of comprehensive income/(loss). The cash flows of derivative financial instruments are classified in the same category as the cash flows from the items subject to the economic hedging relationships. The estimated fair value of the derivatives is determined based on relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

Derivative instruments are presented as net if rights of setoff exist, with all of the following conditions met: (a) each of two parties owes the other determinable amounts; (b) the reporting party has the right to set off the amount owed with the amount owed by the other party; (c) the reporting party intends to set off; and (d) the right of setoff is enforceable at law.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(i) Derivative instruments *(Continued)*

The Group did not have any outstanding derivative account balances instruments as of December 31, 2021 and 2022 due to related maturities prior to December 31, 2021. The Group recorded a fair value gain of RMB73,824 and nil in Interest income and investment income, net on the consolidated statement of comprehensive loss for the years ended December 31, 2021 and 2022, respectively.

(j) Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the weighted average basis and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Group records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. The Group also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. The Company recognized RMB51,256 and RMB1,112,015 in write-downs of inventories to net realizable value and losses on inventory purchase commitments in cost of sales for the years ended December 31, 2021 and 2022, respectively (Note 7).

(k) Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property, plant and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives on a straight-line basis. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the related assets. Direct costs that are related to the construction of property, equipment and software and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Interest expense on specific outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest expense on construction-in-progress is included within property, plant and equipment and is amortized over the life of the related assets. Motor vehicles represent vehicles used for the Group's daily operation, including driving testing purpose. Construction in progress is transferred to specific property, equipment and the depreciation of these assets commences when the assets are ready for their intended use.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(k)   Property, plant and equipment, net *(Continued)*

The estimated useful lives are as follows:

	Useful Lives
Buildings	20 years
Buildings improvements	5 to 10 years
Production machineries and facilities	3 to 10 years
Equipment	3 to 5 years
Motor vehicles	2 to 4 years
Mold and tooling	Unit-of-production
Leasehold improvements	Shorter of the estimated useful life or lease term

The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from their respective accounts, and any gain or loss on such sale or disposal is reflected in the consolidated statements of comprehensive income/(loss).

The Company reviews the estimated useful lives of its Property, plant and equipment on an ongoing basis. In evaluating useful lives, the Company considers how long assets will remain functionally efficient and effective, given levels of production, competitive factors, and the economic environment. If the assessment indicates that the assets will continue to be used for a shorter or longer period than previously anticipated, the useful life of the assets is revised, resulting in a change in estimate. Changes in estimates are accounted for on a prospective basis by depreciating the assets' current carrying values over their revised remaining useful lives.

As of December 31, 2022, the Company completed an assessment of the estimated units of production of certain mold and tooling and the useful lives of certain production facilities, all of which can only be used for Li ONE vehicle production. The Company's assessment in the third quarter of 2022, which reflects the planned cessation of Li ONE production by the end of October 2022, indicated that certain production facilities directly used for Li ONE vehicle production will not be used for the period of time originally estimated. As a result, the Company changed its estimates of useful lives for the certain production facilities from 10 years to 3 years, after considering the Company's planned model succession from 2021 Li ONE to Li L8. In addition, depreciation of certain mold and tooling that are directly used in Li ONE production was also accelerated based on management's revised best estimate for 2021 Li ONE's production volume using the unit-of-production depreciation method. As a result of these changes in estimates, which are treated prospectively, the Company recorded an increase in depreciation expense of RMB357,500, for the year ended December 31, 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(l)   Intangible assets, net

Definite lived intangible assets are carried at cost less accumulated amortization and impairment, if any. Definite lived intangible assets are amortized using the straight-line method over the estimated useful lives as below:

	Useful Lives
Software and Patents	5 to 10 years

The Company estimates the useful life of the software and patents to be 5 to 10 years based on the contract terms, expected technical obsolescence and innovations and industry experience of such intangible assets.

Intangible assets that have indefinite useful life represent the automotive manufacturing permission and the insurance agent license. The automotive manufacturing permission is necessary to produce the passenger vehicles. No useful life was determined in the contract terms when the Company acquired the automotive manufacturing permission and the insurance agent license. The Company expects that the permission and the license are unlikely to be terminated based on industry experience and will continue to contribute revenue in the future. Therefore, the Company considers the useful life of these intangible assets to be indefinite.

The newly acquired insurance agent license in 2022 is considered to be an indefinite lived intangible asset and is carried at cost less any subsequent impairment loss. The Group believes, based upon regulatory precedent, that ongoing required license renewals (as approved by government authorities) is a normal activity, those providing the basis for the indefinite life assumption.

(m)   Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group's acquisitions of interests in its subsidiaries and consolidated VIEs. Goodwill is not amortized but is tested for impairment on an annual basis, as of December 31, or more frequently if events or changes in circumstances indicate that it might be impaired.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(m)   Goodwill *(Continued)*

The Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Group decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss equal to the difference will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. The Group performs goodwill impairment testing at the reporting unit level on December 31 annually and more frequently if indicators of impairment exist. No impairment loss of goodwill was recognized for the year ended December 31, 2022.

(n)   Impairment of long-lived assets and intangible assets

Long-lived assets include property, plant and equipment and intangible assets with definite lives. Long-lived assets are assessed for impairment, whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate the carrying value of an asset may not be recoverable in accordance with ASC360. The Company measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. The impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. RMB27,388 and nil impairment of long-lived assets were recognized for the years ended December 31, 2021 and 2022, respectively.

Intangible assets with indefinite lives are tested for impairment at least annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired in accordance with ASC 350. The Company first performs a qualitative assessment to assess all relevant events and circumstances that could affect the significant inputs used to determine the fair value of the indefinite-lived intangible asset. If after performing the qualitative assessment, the Company determines that it is more likely than not that the indefinite-lived intangible asset is impaired, the Company calculates the fair value of the intangible asset and perform the quantitative impairment test by comparing the fair value of the asset with its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, the Company recognizes an impairment loss in an amount equal to that excess. In consideration of the growing electric vehicle industry in China, the Group's improving financial performance, and the Group's future manufacturing and sales plans, the Company determined that it is not likely that the indefinite-lived intangible assets was impaired as of December 31, 2021 and 2022.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(o) Long-term investments

Long-term investments are comprised of investments in publicly traded companies and privately-held companies, as well as long-term time deposits and long-term financial instruments.

Equity Investments with Readily Determinable Fair Values

Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level I of fair value measurements.

Equity Investments without Readily Determinable Fair Values

The Group adopted ASU 2016-01 on January 1, 2018. The Group measures equity investments other than equity method investments at fair value through earnings. For those equity investments without readily determinable fair values, the Group elects to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Under this measurement alternative, changes in the carrying value of the equity investment are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The implementation guidance notes that an entity should make a "reasonable efforts" to identify price changes that are known or that can reasonably be known.

Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, the Group does not assess whether those securities are impaired. For those equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment's fair value in accordance with the principles of ASC 820. If the fair value is less than the investment's carrying value, the Group recognizes an impairment loss equal to the difference between the carrying value and fair value.

Equity investments accounted for using the equity method

Investments in entities over which the Group can exercise significant influence and hold an investment in common shares or in-substance common shares (or both) of the investee but do not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, *Investment – Equity Method and Joint Ventures* ("ASC 323"). Under the equity method, the Group initially records its investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on our consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investments to recognize our proportionate share of each equity investee's net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. The Group performs an impairment assessment of its equity method investments whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. No impairment of equity method investments was recognized for the years ended December 31, 2021 and 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(o)   Long-term investments *(Continued)*

Equity investments accounted for using the equity method (Continued)

The Group assesses its investments in privately-held companies for impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The fair value determination, particularly for investments in privately-held companies whose revenue model is still unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments. If this assessment indicates that an impairment exists, the Group estimates the fair value of the investment and writes down the investment to its fair value, taking the corresponding charge to the consolidated statements of comprehensive income/(loss).

Long-term time deposits

Long-term time deposits are those balances placed with the banks with original maturities longer than one year.

Long-term financial instruments

Long-term financial instruments are investments in financial instruments with variable interest rates and maturity dates greater than one year. The Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Fair value is estimated based on quoted prices of similar financial products provided by financial institutions at the end of each period. Changes in the fair value are reflected in the consolidated statements of comprehensive income/(loss) as "Interest income and investment income, net."

(p)   Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs and VIEs' subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees' salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. During the reporting period, there are no forfeited contribution that may be used by the Group as the employer to reduce the existing level of contributions. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB482,536 and RMB1,092,499 for the years ended December 31, 2021 and 2022, respectively.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(q) Product warranties

The Group provides product warranties on all new vehicles based on the contracts with its customers at the time of sale of vehicles. The Group accrues a warranty reserve for the vehicles sold by multiplying the expected unit costs for warranty services by the sales volume, which includes the best estimate of projected costs to repair or replace items under warranties and recalls when identified. These estimates are made primarily based on actual claims incurred to date and the estimates of the nature, frequency and average costs of future claims. These estimates are inherently uncertain given the Group's relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within the accruals and other current liabilities while the remaining balance is included within other non-current liabilities in the consolidated balance sheets. Warranty cost is recorded as a component of cost of sales in the consolidated statements of comprehensive income/(loss). The Group reevaluates the adequacy of the warranty accrual on a regular basis.

The Group recognizes the benefit from a recovery of the costs associated with the warranty when specifics of the recovery have been agreed with the Group's suppliers and the amount of the recovery is virtually certain.

The Group does not consider standard warranty as being a separate performance obligation as it is intended to provide greater quality assurance to customers and is not viewed as a distinct obligation. Accordingly, standard warranty is accounted for in accordance with *ASC 460, Guarantees.* The Group also provides extended lifetime warranty for certain vehicle models which is sold separately through a vehicle sales contract. The extended lifetime warranty is an incremental service offered to customers and is considered a separate performance obligation distinct from other promises and should be accounted for in accordance with *ASC 606.*

The accrued warranty activity consists of the following:

	For the Year Ended December 31,	
	2021	2022
Accrued warranty at beginning of the year	233,366	842,345
Warranty cost incurred	(22,558)	(48,963)
Provision for warranty	631,537	800,930
Accrued warranty at end of the year	842,345	1,594,312
Including: Accrued warranty, current	154,276	141,832
Accrued warranty, non-current	688,069	1,452,480

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(r)   Revenue recognition

The Group launched the first volume manufactured extended-range electric vehicle, Li ONE, to the public in October 2018 and started making deliveries to customers in the fourth quarter of 2019. The Group released the 2021 Li ONE in May 2021, which is upgraded version of Li ONE and terminated the production of the first model Li ONE in May, 2021. From June 2022, the Company launched extended-range electric vehicle L-Series to the public and started making deliveries to customers from August 2022. Revenues of the Group are primarily derived from sales of vehicles, along with multiple distinct performance obligations within each sale of vehicle, as well as the sales of Li Plus Membership.

The Group adopted ASC 606, *Revenue from Contracts with Customers*, on January 1, 2018 by applying the full retrospective method.

Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group's performance:

- provides all of the benefits received and consumed simultaneously by the customer;

- creates and enhances an asset that the customer controls as the Group performs; or

- does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates revenue to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may impact the revenue recognition.

When either party to a contract has performed, the Group presents the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between the entity's performance and the customer's payment.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(r)   Revenue recognition *(Continued)*

A contract asset is the Group's right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made, or a receivable is recorded (whichever is earlier). A contract liability is the Group's obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

Vehicle sales

The Group generates revenue from sales of vehicles, currently the L-Series and Li ONE, together with a number of embedded products and services through a contract. There are multiple distinct performance obligations explicitly stated in the sales contracts including sales of L-Series and Li ONE, charging stalls, vehicle internet connection services, firmware over-the-air upgrades (or "FOTA upgrades") and initial owner extended warranty subject to certain conditions, which are accounted for in accordance with ASC 606. The standard warranty provided by the Group is accounted for in accordance with *ASC 460, Guarantees*, and the estimated costs are recorded as a liability when the Group transfers the control of L-Series or Li ONE to a customer.

Customers only pay the amount after deducting the government subsidies to which they are entitled for the purchase of new energy vehicles, which is applied on their behalf and collected by the Group from the government according to the applicable government policy. The Group has concluded that government subsidies should be considered as a part of the transaction price it charges the customers for the new energy vehicles, as the subsidy is granted to the purchaser of the new energy vehicles and the purchaser remains liable for such amount in the event the subsidies were not received by the Group due to his fault such as refusal or delay of providing application information. Since July 2020, the Group was no longer eligible for the government subsidies as the Group's selling price of vehicles is higher than threshold in the circular issued by the certain PRC authorities.

The overall contract price is allocated to each distinct performance obligation based on the relative estimated standalone selling price in accordance with ASC 606. The revenue for sales of the L-Series and Li ONE and charging stalls are recognized at a point in time when the control of the product is transferred to the customer. For the vehicle internet connection service and FOTA upgrades, the Group recognizes the revenue using a straight-line method over the service period. As for the initial owner extended warranty, given the limited operating history and lack of historical data, the Group recognizes the revenue over time based on a straight-line method over the extended warranty period initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(r) Revenue recognition *(Continued)*

Vehicle sales (Continued)

As the contract price for the vehicle and all embedded products and services must be paid in advance, which means the payments are received prior to the transfer of goods or services by the Group, the Group records a contract liability (deferred revenue) for the allocated amount regarding those unperformed obligations.

Sales of Li Plus Membership

The Group also sells the Li Plus Membership to enrich the ownership experience of customers. Total Li Plus Membership fee is allocated to each performance obligation based on the relative estimated standalone selling price. And the revenue for each performance obligation is recognized either over the service period or at a point in time when the relevant goods or service is delivered or when the membership expired, whichever is earlier.

Customer loyalty points

Beginning in January 2020, the Group offers customer loyalty points, which can be used in the Group's online store to redeem the Group's merchandise or services. The Group determines the value of each customer loyalty point based on cost of the Group's merchandise or service that can be obtained through redemption of customer loyalty points.

The Group concludes the customer loyalty points offered to customers in connection with the purchase of the L-Series and Li ONE is a material right and is considered as a separate performance obligation according to *ASC 606*, and should be taken into consideration when allocating the transaction price of the sales of vehicle. The amount allocated to the customer loyalty points as separate performance obligation is recorded as contract liability (deferred revenue) and revenue should be recognized when the customer loyalty points are used or expired.

Customers or users of the mobile application can also obtain customer loyalty points through other ways, such as referring new customers to purchase the vehicles via the mobile application. The Group offers these customer loyalty points to encourage user engagement and generate market awareness. As a result, the Group accounts for such points as selling and marketing expenses with a corresponding liability recorded under accruals and other current liabilities upon the points offering.

Sales of Automotive Regulatory Credits

Pursuant to the measurements and policies promulgated by China's Ministry of Industry and Information Technology ("MIIT"), each of the vehicle manufacturers or importers above a certain scale is able to earn Automotive Regulatory Credits by manufacturing or importing New Energy Vehicle ("NEV"). The Automotive Regulatory Credits are tradable and sold to other companies through a credit management system established by MIIT. The Group earns the tradable new energy vehicle credits from the production of the Group's electric vehicles. The Group sells these credits at agreed price to other regulated entities who can use the credits to comply with the regulatory requirements. The Group recognized revenue on the sale of Automotive Regulatory Credits at the time control of the Automotive Regulatory Credits were transferred to the purchasing party in September 2021 as MIIT has completed the review and approved the sale of Automotive Regulatory Credits, the related NEV Credits have been transferred to purchasing party. The full consideration for sale of Automotive Regulatory Credits was collected by the Group in the fourth quarter of 2021. There was no revenue from the sale of automotive regulatory credits for the years ended December 31, 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(r)   Revenue recognition *(Continued)*

Practical expedients and exemptions

The Group elects to expense the costs to obtain a contract as incurred given the majority of the contract considerations for vehicle sales are allocated to the sales of L-Series and Li ONE and recognized as revenue upon transfer of control of the vehicles, which is within one year after entering the sales contracts.

(s)   Cost of sales

Vehicle sales

Cost of vehicle sales consists of direct production and material costs, labor costs, manufacturing overhead (including depreciation of assets associated with the production), shipping and logistic costs and reserves for estimated warranty costs. The cost of sales also includes adjustments to warranty costs and charges to write-down the carrying value of the inventory when it exceeds its estimated net realizable value and to provide for on-hand inventory that is either obsolete or in excess of forecasted demand, loss on inventory purchase commitment as well as impairment charges of certain property, plant and equipment.

Other sales and services

Cost of other sales and services generally includes cost of accessories, installation costs of charging stalls, vehicle internet connection costs, costs associated with providing non-warranty after-sales services and shipping and logistic costs related to sale of accessories.

(t)   Research and development expenses

Research and development ("R&D") expenses are primarily comprised of salaries, bonuses, benefits and share-based compensation for those employees engaged in research, design and development activities; design and development expenses, primarily includes consultation fees, validation and testing fees; depreciation and amortization expenses of equipment and software of R&D activities and other expenses. R&D costs are expensed as incurred.

(u)   Sales and marketing expenses

Sales and marketing expenses consist primarily of salaries and other compensation related expenses for sales and marketing personnel, marketing and promotional expenses, rental and related expenses for retail stores and delivery and servicing centers and other expenses.

(v)   General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses, benefits and share-based compensation for employees involved in general corporate functions, including finance, legal and human resources, depreciation and amortization expenses primarily relating to leasehold improvements, rental and other general corporate related expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(w)   Government grants

The Group's PRC based subsidiaries receive government subsidies from certain local governments. The Group's government subsidies consist of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as research and development purpose, construction of production plants and facilities and capacity subsidies related to the Chongqing Manufacturing Base. Other subsidies are the subsidies that the local government has not specified its purpose for and are not tied to future trends or performance of the Group, receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. The Group recorded specific purpose subsidies as a non-current liability if the amount is received in advance. For specific subsidies, upon government acceptance of the related project construction or asset acquisition, the specific purpose subsidies are recognized to reduce the cost of asset acquisition. Other subsidies are recognized as Others, net upon receipt as further performance by the Group is not required.

As of December 31, 2021 and 2022, other non-current liabilities included nil and RMB431,735 in deferred government grants relating to specific government subsidies for construction production plants and facilities and product development, respectively. These government grants are expected to be amortized using the straight-line method as a deduction of the depreciation expense of these assets over their useful lives upon construction and when placed in use.

(x)   Fair value

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Group considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3 – Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(y) Share-based compensation
The Company grants share options and RSUs to eligible employees, directors and consultants and accounts for share-based compensation in accordance with ASC 718, *Compensation – Stock Compensation*.

Employees' share-based compensation awards granted with service conditions and the occurrence of a qualified IPO as performance condition, are measured at the grant date fair value. Cumulative share-based compensation expenses for the options that have satisfied the service condition should be recorded upon the completion of the US IPO, using the graded-vesting method. This performance condition was met upon the completion of the Company' US IPO in August 2020 and the associated share-based compensation expense for awards vested as of that date were recognized. Employees' share-based compensation awards granted with only service conditions are recognized as expenses over the vesting period, using the graded vesting method, net of estimated forfeitures.

The binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, risk-free interest rates and expected dividends. The fair value of these awards was determined taking into account these factors.

The assumptions used in share-based compensation expense recognition represent management's best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company for accounting purposes.

(z) Taxation
Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Group accounts for income taxes under the asset and liability method in accordance with ASC 740, *Income Tax*. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

The Group records liabilities related to uncertain tax positions when, despite the Group's belief that the Group's tax return positions are supportable, the Group believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense. The Group did not recognize uncertain tax positions as of December 31, 2021 and 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(aa)   Leases

The Group accounts for leases in accordance with ASC 842, *Leases* ("ASC 842"), which requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements. The Group adopted ASC 842 on January 1, 2018, along with all subsequent ASU clarifications and improvements that are applicable to the Group, to each lease that existed in the periods presented in the financial statements, using the modified retrospective transition method and used the commencement date of the leases as the date of initial application. Consequently, financial information and the disclosures required under ASC 842 are provided for dates and periods presented in the financial statements. The Company elected not to apply the recognition requirements of ASC 842 to short-term leases. The Company also elected not to separate non-lease components from lease components, therefore, it will account for lease component and the non-lease components as a single lease component when there is only one vendor in the lease contract. The adoption of ASC 842 resulted in recognition of right of use ("ROU") assets of RMB158,770, current operating lease liabilities of RMB14,575 and non-current operating lease liabilities of RMB142,751 upon the adoption date.

The Group determines if a contract contains a lease based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset which the Group does not own and whether it has the right to direct the use of an identified asset in exchange for consideration. ROU assets represent the Group's right to use an underlying asset for the lease term and lease liabilities represent the Group's obligation to make lease payments arising from the lease. ROU assets are recognized as the amount of the lease liability, adjusted for lease incentives received. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Group's incremental borrowing rate ("IBR"), because the interest rate implicit in most of the Group's leases is not readily determinable. The IBR is a hypothetical rate based on the Group's understanding of what its credit rating would be to borrow and resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. Lease payments may be fixed or variable, however, only fixed payments or in-substance fixed payments are included in the Group's lease liability calculation. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments are incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(aa)   Leases *(Continued)*

The land use rights are operating leases with terms of about 50 years. Other than the land use rights, the lease terms of operating and finance leases vary from more than a year to 20 years. Operating leases are included in operating lease right of use assets, current and non-current operating lease liabilities on the Group's consolidated balance sheets. As of December 31, 2022, all of the Group's ROU assets were generated from leased assets in the PRC.

In a sale and leaseback transaction, one party (the seller-lessee) sells an asset it owns to another party (the buyer-lessor) and simultaneously leases back all or a portion of the same asset for all, or part of, the asset's remaining economic life. The seller-lessee transfers legal ownership of the asset to the buyer-lessor in exchange for consideration, and then makes periodic rental payments to the buyer-lessor to retain the use of the asset. The Company applies requirements in Topic 606 on revenue from contracts with customers when determining whether the transfer of an asset shall be accounted for as a sale of the asset.

An option for the seller-lessee to repurchase the asset would preclude accounting for the transfer of the asset as a sale of the asset unless both of the following criteria are met:

a.   The exercise price of the option is the fair value of the asset at the time the option is exercised.

b.   There are alternative assets, substantially the same as the transferred asset, readily available in the marketplace.

(ab)   Loss per share

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the loss. Diluted net loss per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method and ordinary shares issuable upon the conversion of convertible debt using the if-converted method. Potential ordinary shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

(ac)   Comprehensive loss

Comprehensive loss is defined to include all changes in equity/(deficit) of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive income/(loss), as presented in the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(ad)   Segment reporting

ASC 280, *Segment Reporting*, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group's chief operating decision maker ("CODM") has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole, and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group's long-lived assets are substantially located in the PRC, no geographical segment information is presented.

3.   RECENT ACCOUNTING PRONOUNCEMENTS

Recently adopted accounting pronouncements

In August 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40). For convertible instruments, the accounting update reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current U.S. GAAP. The accounting update amends the guidance for the derivatives scope exception for contracts in an entity's own equity to reduce form-over-substance-based accounting conclusions. The accounting update also simplifies the diluted earnings per share calculation in certain areas. For public business entities, the update is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. Entities are allowed to apply this update on either a full or modified retrospective basis. The Company has early adopted this new accounting update on a modified retrospective basis from January 1, 2021 and reported the convertible debt as one single unit of account of long-term borrowings on the balance sheet (Note 14(1)).

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832). This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The ASU is effective for annual periods beginning after December 15, 2021. The disclosure requirements can be applied either retrospectively or prospectively to all transactions in the scope of the amendments that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the date of initial application. We adopted the ASU prospectively on January 1, 2022. Adoption of this ASU did not have a material impact on our consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

4.   **CONCENTRATION AND RISKS**

(a)   **Concentration of credit risk**

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, time deposits and short-term investments, long-term deposits and long-term financial instruments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2021 and 2022, most of the Group's cash and cash equivalents, restricted cash and time deposits and short-term investments, long-term deposits and long-term financial instruments were held by major financial institutions located in the PRC and Hong Kong which management believes are of high credit quality. On May 1, 2015, China's new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. This Deposit Insurance Regulation would not be effective in providing complete protection for the Group's accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these PRC banks is remote. The Group expects that there is no significant credit risk associated with cash and cash equivalents, time deposits and short-term investments, long-term deposits and long-term financial instruments which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and the VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The Group has no significant concentrations of credit risk with respect to the assets mentioned above.

The Group relies on a limited number of third parties to provide payment processing services ("payment service providers") to collect amounts due from customers. Payment service providers are financial institutions, credit card companies and mobile payment platforms such as Alipay and WeChat Pay, which the Group believes are of high credit quality.

(b)   **Currency convertibility risk**

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group's cash and cash equivalents, restricted cash, time deposits and short-term investments and long-term financial instruments denominated in RMB that are subject to such government controls amounted to RMB24,509,656 and RMB55,065,266 as of December 31, 2021 and 2022, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China (the "PBOC"). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

4. CONCENTRATION AND RISKS *(CONTINUED)*

(c)   Foreign currency exchange rate risk

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People's Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China's political and economic conditions and by China's foreign exchange policies, among other things. The appreciation of the RMB against the US$ was approximately 2.3% in 2021. The depreciation of the RMB against the US$ was approximately 8.2% in 2022. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

5. ACQUISITION OF CHONGQING ZHIZAO AND CHANGZHOU HUIXIANG

Acquisition of Chongqing Zhizao

On December 28, 2018, the Company, through a wholly-owned subsidiary of Beijing CHJ, Chongqing Xinfan Machinery Co., Ltd. (the "Buyer" or "Xinfan"), entered into an acquisition agreement (the "Lifan Acquisition Agreement") with Lifan Industry (Group) Co., Ltd. ("Lifan Industry" or the "Seller") and its two wholly-owned subsidiaries Chongqing Zhizao (the "Target") and Chongqing Lifan Passenger Vehicle Co., Ltd. ("Lifan Passenger Vehicle" or the "Divestiture Recipient"), to acquire an 100% equity interest in Chongqing Zhizao (the "Acquisition"). Chongqing Zhizao was formerly known as Chongqing Lifan Automobile Co., Ltd.

Prior to the completion of the Acquisition, Chongqing Zhizao transferred most of its assets and liabilities and the related rights and obligations to Lifan Passenger Vehicle in November 2018 (the "Divestiture"). After the Divestiture, Chongqing Zhizao still retained its Automotive Manufacturing Permission, working capital and certain lease contracts, and other financial assets or liabilities (hereinafter referred to as "Retained Assets and Liabilities").

Key operating assets including plants, equipment, vehicle design and development technologies and raw materials had been transferred out from Chongqing Zhizao to Lifan Industry or Lifan Passenger Vehicle prior to the Acquisition. All employee contracts, operational systems and processes have also been transferred to Lifan Passenger Vehicle. No system, standard, protocol, convention, or rule that can create or has the ability to contribute to the creation of outputs were obtained by Xinfan. This Acquisition is determined to be an asset acquisition as no sufficient inputs and processes were acquired to produce outputs.

The Acquisition was completed on December 29, 2018 (the "Acquisition Date") when the legal procedures were completed. Total consideration for the Acquisition was RMB650,000 in cash. As of December 31, 2021, the Group settled the aggregate amount of RMB648,000, of which RMB8,000 was settled with the outstanding loan receivable from Chongqing Lifan Holdings Ltd. ("Lifan Holdings").

On December 19, 2019, Xinfan entered into a share transfer agreement (the "Lifan Disposal Agreement") to dispose of its 100% equity interest in Chongqing Zhizao, with cash consideration of RMB0.001. The Retained Assets and Liabilities of Chongqing Zhizao not related to the manufacturing of Li ONE were transferred out to Lifan Industry and Lifan Passenger Vehicle upon the completion of the disposal of Chongqing Zhizao. A disposal loss of RMB4,503 was recognized on December 26, 2019, the disposal date of the transaction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

5. ACQUISITION OF CHONGQING ZHIZAO AND CHANGZHOU HUIXIANG *(CONTINUED)*

Acquisition of Changzhou Huixiang

In July 2021, Beijing CHJ Information Technology Co., Ltd. ("Beijing CHJ"), a wholly owned subsidiary of the Group, and Suzhou Huichuan United Power System Co., LTD ("Suzhou Huichuan"), an independent third party, signed a shareholders' agreement (the "Agreement") to establish Changzhou Huixiang New Energy Auto Parts Co., LTD ("Changzhou Huixiang"), which engaged in producing auto parts for NEVs.

The registered capital of Changzhou Huixiang was RMB150,000, and Beijing CHJ will contribute RMB73,500 to acquire a 49% ownership share. In January 2022, both Beijing CHJ and Suzhou Huixiang have injected RMB30,000 in Changzhou Huixiang.

In September 2022, Beijing CHJ and Suzhou Huichuan entered into another agreement regarding the investment in Changzhou Huixiang. Both parties agreed that Beijing CHJ would contribute RMB87,040 to acquire 87.34% shares, with Suzhou Huichuan making no further capital contribution. Beijing CHJ has 4 out of 5 seats on the Changzhou Huixiang Board of Directors and Suzhou Huichuan has one seat. Upon the completion of the transaction, the Group has voting interest control over Changzhou Huixiang and consolidates the entity in the Group's consolidated financial statements.

6. TRADE RECEIVABLES

An aging analysis of the trade receivables as of December 31, 2021 and 2022, based on the recognition date and net of credit loss provisions, is as follows:

	As of December 31,	
	2021	**2022**
Within 3 months	16,462	**35,065**
Between 3 months and 6 months	890	**41**
Between 6 months and 1 year	–	**1**
More than 1 year	103,189	**13,274**
Total	120,541	**48,381**

The Company received government subsidies on behalf of customers for purchases of new energy vehicles of RMB89,840 in 2022, whose aging was more than 1 year as of December 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

7.   **INVENTORIES**

Inventories consist of the following:

	As of December 31,	
	2021	**2022**
Finished products	149,089	**3,477,457**
Raw materials, work in process and supplies	1,468,801	**3,327,236**
Total	1,617,890	**6,804,693**

Raw materials, work in process and supplies as of December 31, 2021 and 2022 primarily consist of materials for volume production which will be transferred into production cost when incurred as well as spare parts used for after sales services.

Finished products include vehicles ready for transit at production plants, vehicles in transit to fulfil customers' orders, new vehicles available for immediate sales at the Group's sales and servicing center locations.

The Company recognized inventory write-downs and losses on inventory purchase commitments which were recorded in cost of sales of nil and RMB51,256 for the years ended December 31, 2021, and RMB592,545 and RMB519,470 for the years ended December 31, 2022, respectively. The amount recognized for the year ended December 31, 2022 was related primarily to the Company's phase out plan of the Li ONE vehicle which considers a related forecasted decline in future sales and resulting excess inventory levels.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment and related accumulated depreciation were as follows:

	As of December 31,	
	2021	2022
Production machineries and facilities[i]	804,281	3,226,785
Construction in process[ii]	1,942,953	2,748,697
Mold and tooling	1,098,392	2,721,990
Buildings	409,123	2,046,472
Leasehold improvements	660,902	1,070,995
Equipment	266,745	626,502
Motor vehicles	59,702	615,231
Buildings improvements	297,163	314,987
Total	5,539,261	13,371,659
Less: Accumulated depreciation[iii]	(983,222)	(2,156,225)
Less: Accumulated impairment loss[iv]	(57,770)	(27,536)
Total property, plant and equipment, net	4,498,269	11,187,898

The Group recorded depreciation expense of RMB579,097 and RMB1,194,781 for the years ended December 31, 2021 and 2022, respectively.

(i)   On August 27, 2021, Beijing CHJ entered into an investment agreement with Mianyang Xinchen ("Xinchen"), a wholly owned subsidiary of Xinchen China Power Holdings Limited, relating to the formation of Sichuan Li Xinchen Technology Co., Ltd ("Sichuan Li Xinchen") in Mianyang, Sichuan Province, China. According to the investment agreement, Bejing CHJ has a 51% equity interest in Sichuan Li Xinchen and has the right to nominate three board members (out of five), therefore, providing Beijing CHJ with a controlling interest over Sichuan Li Xinchen. In June 2022, Sichuan Li Xinchen received a capital contribution of long-lived assets amounting to RMB228,668 from Xinchen and completed the necessary legal procedures as required in the investment agreement (pursuant to which Bejing CHJ will maintain a 51% equity interest).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

8.   PROPERTY, PLANT AND EQUIPMENT, NET *(CONTINUED)*

(ii)   Construction in process is primarily comprised of production plants, facilities, equipment and mold and tooling related to manufacturing of the extended-range electric SUV vehicles and BEV models in Changzhou Manufacturing Base construction and Beijing Manufacturing Base construction.

In July 2021, the Group signed a memorandum and a series of agreements (collectively "Beijing Manufacturing Base Agreements") for collaboration on a construction and expansion project of an automobile manufacturing plant, for the Group's specific use, in Shunyi District, Beijing, with an enterprise affiliated with the Beijing local government ("the Developer Enterprise"). Since May, 2022, the Group was entitled to lease the plant facility from the Developer Enterprise (responsible for the construction of the plant) with exemption of rental expenses to September 2028, and agreed to acquire the plant in September 2028. In October 2021, construction commenced on the Beijing Manufacturing Base, which is scheduled to be put into use in 2023. As of December 31, 2022, RMB469,317 of construction in process and along with RMB214,092 of other non-current liabilities were recognized in the consolidated balance sheet.

(iii)   As of December 31, 2022, the Company completed a necessary assessment of the estimated units of production of certain mold and tooling and the useful lives of certain production facilities directly used for Li ONE vehicle production. The assessment was determined to be necessary as a result of the Company's decision during the third quarter, 2022 to cease Li ONE production by the end of October 2022 (as a result of the Company's planned migration to the Li L8 model). As a result of this assessment, the Company changed the estimated useful lives relating to dedicated Li ONE production facilities from 10 years to 3 years. In addition, depreciation of certain mold and tooling that are directly used in Li ONE production was also accelerated based on management's best estimate for 2021 Li ONE's production volume when using the unit-of-production depreciation method. As a result, the effect of these changes in estimates, accounted for on a prospective basis, was an increase in depreciation expense of RMB357,500 for the year ended December 31, 2022.

(iv)   The Group launched 2021 Li ONE in May 2021, which subsequently led to a reduction in production and sales volume relating to the first model Li ONE. As of December 31, 2021, the Group recorded an impairment loss of RMB27,388 on its production facilities and mold and tooling used in the production of the first model Li ONE as a significant portion of the carrying value of these assets are not expected to be recovered in the foreseeable future. The Group recorded an impairment loss of RMB27,388 and nil for property, plant and equipment for the years ended December 31, 2021 and 2022, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

9.   INTANGIBLE ASSETS, NET

Intangible assets and related accumulated amortization were as follows:

	As of December 31,	
	2021	2022
Automotive Manufacturing Permission *(Note 5)*	647,174	647,174
Insurance Agent License	–	35,000
Indefinite-lived intangible assets, net	647,174	682,174
Software	137,576	202,848
Patents	694	694
Definite-lived intangible assets	138,270	203,542
Less: Accumulated amortization		
Software	(33,290)	(52,402)
Patents	(694)	(694)
Accumulated amortization	(33,984)	(53,096)
Definite-lived intangible assets, net	104,286	150,446
Total intangible assets, net	751,460	832,620

The newly acquired Insurance Agent License is considered to be an indefinite lived intangible asset and is carried at cost less any subsequent impairment loss. The Group believes, based upon regulatory precedent, that ongoing required license renewals (as approved by government authorities) is a normal activity, those providing the basis for the indefinite life assumption.

The Group recorded amortization expense of RMB11,300 and RMB19,074 for the years ended December 31, 2021 and 2022, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

9.   **INTANGIBLE ASSETS, NET** *(CONTINUED)*

As of December 31, 2022, amortization expenses related to intangible assets for future periods are estimated to be as follows:

	As of December 31
2023	21,310
2024	18,558
2025	16,500
2026	15,674
2027 and thereafter	78,404
Total	150,446

10.   **LEASES**

Operating leases of the Group mainly include land use rights and leases of offices, retail stores and delivery and servicing centers and the finance lease was the lease of Changzhou manufacturing base production plants (Note 8(ii)).

The components of lease expenses were as follows:

	For the Year Ended December 31,	
	2021	**2022**
Lease cost		
Finance lease cost:		
Amortization of assets	12,122	–
Interest of lease liabilities	19,322	–
Operating lease cost	367,375	**698,280**
Short-term lease cost	15,559	**54,683**
Total	414,378	**752,963**

Operating lease cost is recognized as rental expenses in consolidated statements of comprehensive loss.

Short-term lease cost is recognized as rental expenses in consolidated statements of comprehensive loss on a straight-line basis over the lease term.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

10.   LEASES *(CONTINUED)*

Supplemental cash flows information related to leases was as follows:

	For the Year Ended December 31,	
	2021	2022
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows payments for operating leases	346,757	610,490
Right-of-use assets obtained in exchange for lease liabilities:		
Right-of-use assets obtained in exchange for new operating lease liabilities	1,120,392	2,071,200

Supplemental balance sheet information related to leases was as follows (in thousands, except lease terms and discount rate):

	As of December 31,	
	2021	2022
Operating Leases		
Land use rights, net	289,810	1,010,640
Operating lease right-of-use assets, net (excluding land use rights)	1,771,682	2,528,271
Total operating lease assets	2,061,492	3,538,911
Operating lease liabilities, current	473,245	696,454
Operating lease liabilities, non-current	1,369,825	1,946,367
Total operating lease liabilities	1,843,070	2,642,821

	As of December 31,	
	2021	2022
Weighted-average remaining lease term		
Land use rights	47 years	49 years
Operating leases	8 years	7 years
Weighted-average discount rate		
Operating leases	5.8%	5.8%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

10. **LEASES** *(CONTINUED)*

Maturities of lease liabilities were as follows:

	As of December 31, 2022 Operating leases
2023	824,247
2024	584,377
2025	377,332
2026	263,142
2027	195,680
Thereafter	965,491
Total undiscounted lease payments	3,210,269
Less: imputed interest	(567,448)
Total lease liabilities	2,642,821

Acquisition of Changzhou Manufacturing Base Phase I and Phase II and termination of lease agreements

In November 2021, Jiangsu CHJ, as a subsidiary of the Group, entered into an equity transfer agreement to acquire an 100% equity interest in Changzhou Chehejin which owns the legal title of Changzhou Manufacturing Base Phase I and Phase II Land use rights and Plants. According to the equity transfer agreement, the total consideration for this transaction was RMB567,118 in cash, of which RMB537,009 was paid as of December 31, 2022. Upon the completion of the transaction, the legal titles of Changzhou Manufacturing Base Phase I and II, including Land use rights and Plants, were transferred to the Group, and the original lease agreements were terminated accordingly.

There were no inputs and substantive processes acquired to significantly contribute to the ability to create outputs (no workforce or revenue supporting processes were acquired in connection with this transaction). Accordingly, this transaction was accounted for as an asset acquisition.

According to ASC 842-20-40-2, the termination of a lease that results from the purchase of an underlying asset by the lessee is not the type of termination of a lease contemplated but, rather, is an integral part of the purchase of the underlying asset. Upon the Group's purchase of the Changzhou Manufacturing Base Phase I and II Land use right and Plants, the difference between the total consideration of this transaction and the carrying amount of the lease liabilities arising from Phase I assets and short-term borrowings arising from Phase II assets immediately prior to the transaction was recorded as an adjustment of the carrying amount of the asset, with an amount of RMB47,876 on the consolidated balance sheet as of December 31, 2021.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

10. **LEASES** *(CONTINUED)*

Acquisition of land use rights in Changzhou and Chongqing

For the year ended December 31, 2022, the Group acquired land use rights to construct production plants and facilities for manufacturing vehicles of the Group in Changzhou and Chongqing, the PRC. The total consideration of land use rights was RMB766,662 that was fully paid as of December 31, 2022.

Land use rights are classified as an operating lease and are recorded at cost, as a right of use asset less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives which are 50 years that represent the terms of land use rights certificate. The Group recorded amortization of land use rights in Changzhou and Chongqing of RMB12,807 for the year ended December 31, 2022.

11. **OTHER NON-CURRENT ASSETS**

Other non-current assets consist of the following:

	As of December 31,	
	2021	2022
Long-term deposits paid to vendors	653,030	1,319,816
Prepayments for purchase of property, plant and equipment[i]	1,051,415	641,748
Deductible VAT input, non-current	263,390	454,359
Others	16,998	9,942
Less: Allowance for credit losses	(3,757)	(4,572)
Total	1,981,076	**2,421,293**

(i) Prepayments for purchase of property, plants and equipment primarily consists of production facilities, leasehold improvements, equipment and mold and tooling related to manufacturing of the extended-range electric SUV vehicles and BEV models, a portion of Beijing, Chongqing and Changzhou Manufacturing Bases construction and production facilities and equipment relating to manufacturing of engines and parts of Sichuan Li Xinchen.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

12.   LONG-TERM INVESTMENTS

The Group's long-term investments on the consolidated balance sheets consisted of the following:

	As of December 31,	
	2021	2022
Equity investments:		
Equity Securities Without Readily Determinable Fair Values	93,150	558,004
Equity investments accounted for using the equity method	34,704	155,053
Equity Security With Readily Determinable Fair Values	28,452	12,966
Long-term held-to-maturity investments:		
Long-term time deposits	–	707,853
Long-term financial instruments	–	50,615
Total Long-term Investments	156,306	1,484,491

Equity Security with Readily Determinable Fair Values

Equity security with readily determinable fair values are marketable equity securities which are publicly traded stocks measured at fair value.

The following table shows the carrying amount and fair value of equity securities with readily determinable fair values:

Cango Inc.	Cost Basis	Unrealized Loss	Foreign Currency Translation	Fair Value
As of December 31, 2021	100,303	(73,535)	1,684	28,452
As of December 31, 2022	100,303	(91,063)	3,726	12,966

The Company purchased 2,633,644 shares of Series C preferred shares issued by Cango Inc. ("Cango"), with a total cash consideration of US$15,634 (RMB100,303) in 2018. This investment was initially recorded as an equity holding without a readily determinable fair value given Cango was still a privately held company at that time. In July 2018, Cango completed its listing on the New York Stock Exchange ("Cango IPO") and the Series C preferred shares held by the Company were converted to Class A ordinary shares of Cango.

Upon the completion of Cango IPO, the Company reclassified this investment from equity securities without readily determinable fair value to equity securities with readily determinable fair value. These securities are valued using the market approach based on the quoted prices in active markets at the reporting date. The Company classifies the valuation techniques that use these inputs as Level 1 of fair value measurements.

Any unrealized gain or loss is recognized in Interest income and investment income, net in the consolidated statements of comprehensive loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

12. LONG-TERM INVESTMENTS *(CONTINUED)*

Equity Securities without Readily Determinable Fair Values

Equity securities without determinable fair value represent investments in privately held companies with no readily determinable fair value. The Group's investments are preferred shares, which are not considered as common stock or in substance common stock. Upon adoption of ASU 2016-01 on January 1, 2018, the Group elected the measurement alternative and recorded these investments at cost, less impairment (if any), adjusted for subsequent observable price changes.

In March 2022, one of the Group's subsidiaries – Chongqing Chezhiyuan, entered into an agreement with Xin Wang Da Electronics Limited ("Xin Wang Da Electronics"), an A-share listed company engaging in design, production and sale of lithium battery cells and modules to purchase certain Series Pre-A preferred shares of Xin Wang Da Electric Vehicle and Battery Limited ("the investee"), a subsidiary of Xin Wang Da Electronics. This transaction, with a total consideration of RMB400,000, resulted in the Group's 3.2% equity ownership in the investee at the acquisition date, which was diluted to 2.41% as a result of a financing transaction completed by the investee in October 2022. As of December 31, 2022, Chongqing Chezhiyuan has fully paid the investment consideration of RMB400,000.

Impairment charges of nil and RMB7,200 were recorded in Interest income and investment income, net in the consolidated statements of comprehensive loss for the years ended December 31, 2021 and 2022, respectively.

13. SHORT-TERM BORROWINGS AND LONG-TERM BORROWINGS

Borrowings consist of the following:

	Maturity Date	Classification	Principal Amount		Interest Rate Per Annum	As of December 31, 2021	As of December 31, 2022
Convertible debt[1]	May 1, 2028	Non-current	US$	862,500	0.25%	5,397,941	**5,913,715**
Secured borrowing[2]	February 15, 2027	Current and Non-current	RMB	900,000	5-year LPR -0.40%	–	**900,000**
Secured borrowing[3]	June 21, 2034	Non-current	RMB	625,383	5-year LPR -0.80%	–	**625,383**
Secured borrowing[4]	September 28, 2029	Current and Non-current	RMB	600,000	5-year LPR -0.31%	600,000	**600,000**
Credit guaranteed borrowing[5]	June 29, 2024	Current and Non-current	US$	50,000	SOFR	–	**348,230**
Credit guaranteed borrowing[6]	July 26, 2025	Current and Non-current	RMB	300,000	1-year LPR	–	**300,000**
Unsecured borrowing[7]	March 8, 2024	Non-current	RMB	260,000	1-year LPR -0.70%	–	**260,000**
Unsecured borrowing[8]	June 15, 2024	Non-current	RMB	240,000	1-year LPR -0.70%	–	**240,000**
Secured borrowing[9]	March 25, 2025	Current and Non-current	RMB	224,329	5-year LPR -0.60%	–	**224,329**
Credit guaranteed borrowing[10]	December 26, 2025	Non-current	RMB	209,900	1-year LPR -0.90%	–	**209,900**
Total borrowings						5,997,941	**9,621,557**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

13. SHORT-TERM BORROWINGS AND LONG-TERM BORROWINGS *(CONTINUED)*

The total borrowings are classified as short-term borrowings and long-term borrowings:

	As of December 31,	
	2021	2022
Short-term borrowings:		
Current portion of secured borrowing	37,042	283,785
Current portion of credit guaranteed borrowing	–	106,965
Total short-term borrowings	37,042	390,750

	As of December 31,	
	2021	2022
Long-term borrowings:		
Convertible debt	5,397,941	5,913,715
Non-current portion of secured borrowing	562,958	1,440,544
Secured borrowing	–	625,383
Non-current portion of credit guaranteed borrowing	–	541,265
Unsecured borrowing	–	500,000
Credit guaranteed borrowing	–	209,900
Total long-term borrowings	5,960,899	9,230,807
Total borrowings	5,997,941	9,621,557

(1) In April 2021, the Company issued and sold convertible debt in an aggregate principal of US$862,500 through a private placement. The convertible debt will mature in 2028, bearing the interest at a rate of 0.25% per annum. The related interest is payable semiannually in arrears on May 1 and November 1 of each year, beginning on November 1, 2021. The net proceeds from this offering were approximately US$844,876, equivalent to RMB5,533,238.

The convertible debt may be converted, at an initial conversion rate of 35.2818 American depositary shares (the "ADSs") per US$1,000 principal amount (which represents an initial conversion price of approximately US$28.34 per ADS) at each holder's option at any time on or after November 1, 2027, until the close of business on the second scheduled trading day immediately preceding the maturity date of May 1, 2028. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, either cash, ADSs, or a combination of cash and ADSs, at its election.

The initial conversion price of US$28.34 per ADS, or US$14.17 per Class A Ordinary Share (the latter represents the effective cost per Class A Ordinary Share), represents a discount of approximately 26.56% to the maximum Public Offer Price of HK$150.00 per Class A Ordinary Share. The initial conversion rate may be adjusted in certain circumstances, including but not limited to when the Company effects a share split or share combination. As of December 31, 2022, no adjustment had been made to the initial conversion rate.

Holders of the convertible debt have the rights to require the Company to repurchase all or a portion for their convertible debt on May 1, 2024 and May 1, 2026 or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the convertible debt to be repurchased, plus accrued and unpaid interest.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

13. SHORT-TERM BORROWINGS AND LONG-TERM BORROWINGS *(CONTINUED)*

The Company assessed the convertible debt under ASC 815 and concluded that:

(i) Since the conversion option is considered indexed to the Company's own stock and classified in shareholders' equity, bifurcation of conversion option from the convertible debt is not required as the scope exception prescribed in ASC 815-10-15-74 is met;

(ii) The repurchase option is considered clearly and closely related to its debt host and does not meet the requirement for bifurcation.

In August 2020, the FASB issued ASU 2020-06 Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40)(the "ASU 2020-06"). The Company determined to early adopt ASU 2020-06 from January 1, 2021. Since the ASU 2020-06 amended the guidance on convertible debt instruments by removing accounting models for the instruments with beneficial conversion features and cash conversion features. Accordingly, there is no need to consider beneficial conversion feature or cash conversion features for the convertible debt.

Therefore, the Company accounted for the convertible debt as a single instrument measured at its amortized cost as long-term borrowings on the consolidated balance sheets. The issuance costs were recorded as an adjustment to the long-term borrowings and are amortized as interest expense using the effective interest method over the contractual life to the maturity date (i.e., May 1, 2028). For the years ended December 31, 2021 and 2022, the convertible debt related interest expense was US$3,353 (RMB21,369) and US$4,506 (RMB31,076), respectively. As of December 31, 2021 and 2022, the principal amount of the convertible debt was RMB5,499,041 and RMB6,006,968, and the unamortized debt issuance cost was RMB101,100 and RMB93,253, respectively.

(2) In February, 2022, the Group entered into a 5-year pledged loan agreement with a commercial bank in the PRC, with total principal of RMB900,000. This loan was pledged by certain manufacturing facilities of the Group. As of December 31, 2022, the interest rate was 5-year Loan Prime Rate ("LPR") published by the National Interbank Funding Center, minus 0.40% per annum. The outstanding loan principal of RMB110,000 is due within 12 months, which is classified as current portion of long-term borrowing and the remaining portion of principal of RMB790,000 is presented as a long-term borrowing.

The borrowing contains covenants which includes limitations on certain asset sales and a requirement to maintain current assets. The Group is in compliance with all of the loan covenants as of December 31, 2022.

(3) In June 2022, the Group entered into a credit agreement with a group of banks pursuant to which the Group is entitled to borrow from the group of banks from time to time up to an aggregate of RMB3,000,000 until April 2024. The related principle is payable semiannually in arrears in June and December of each year, from June 2025 to June 2034. The related interest is payable quarterly in arrears on the twentieth of the last month of every quarter, from September 2022 to June 2034. As of December 31, 2022, the Group made drawdown in the amount of RMB625,383. The loan is secured by the pledge of certain Group's land use rights and property relating to the production of electric vehicles, when the certificates of land use rights and property are approved and provided by the local authorities. Interest accrues on the principal amounts of the loans outstanding at an annual rate equal to the 5-year LPR minus 0.80%. Borrowings under this credit agreement are classified as long-term borrowings.

The borrowing contains covenants which includes a requirement to the quantities of electric vehicle deliveries in the foreseeable future and maintain financial assets on the specific account. The Group is in compliance with all of the applicable loan covenants as of December 31, 2022.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

13.   SHORT-TERM BORROWINGS AND LONG-TERM BORROWINGS *(CONTINUED)*

(4)   In September 2021, the Group entered into a loan facility agreement with a commercial bank in the PRC, which allows the Group to draw borrowings up to RMB1,009,900 as of periods ended September 28, 2029. The borrowings bear annual interest rate of 5-year LPR minus 0.31% and were guaranteed by certain production facilities and tooling of the Group. As of December 31, 2022, the outstanding loan principal was RMB600,000, of which RMB74,083 will be due within 12 months, which is classified as current portion of long-term borrowing and the remaining balance of RMB525,917 will be due in January 1, 2024 and thereafter, which is classified as long-term borrowing. The unused credit limit under these facilities was RMB409,900 as of December 31, 2022.

(5)   In June 2022, the Group entered into loan agreements with a commercial bank guaranteed by a subsidiary of the Group pursuant to which the Group is entitled to borrow from the group of banks from time to time until June 2024 up to an aggregate of US$200,000. In June 2022, the Group made the drawdown in the amount of US$100,000 (RMB696,460). Interest accrues on the principal amounts of the loans outstanding at an annual rate equal to the SOFR. The Group repaid a portion of the principal in the amount of US$50,000 (RMB348,230) in December 2022. As of December 31, 2022, the outstanding loan principal of RMB6,965 is due within 12 months, which is classified as current portion of long-term borrowing and the remaining portion of principal of RMB341,265 is presented as a long-term borrowing.

The borrowing contains covenants which includes limitations on liquidity ratios and requirements on stock price and vehicle deliveries. The Group is in compliance with all of the loan covenants as of December 31, 2022.

(6)   In July 2022, the Group entered into a 3-year loan agreement with a commercial bank in the PRC guaranteed by a subsidiary of the Group, with total principal of RMB300,000. The related principal is payable semiannually in arrears in January and July of each year, beginning from January 2023, until July 2025. The related interest is payable quarterly in arrears on the twenty-first of the last month of every quarter, from September 2022 to July 2025. As of December 31, 2022, the interest rate was 1-year LPR per annum and an outstanding loan principal of RMB100,000 is due within 12 months, which is classified as current portion of long-term borrowing and the remaining portion of principal of RMB200,000 is presented as a long-term borrowing.

(7)   In September 2022, the Group entered into a 18-month loan agreement with a commercial bank in the PRC, with total principal of RMB260,000. As of December 31, 2022, the annual interest rate was 1-year LPR minus 0.70% per annum and all outstanding loan principal of RMB260,000 was presented as a long-term borrowing.

(8)   In December 2022, the Group entered into a 18-month loan agreement with a commercial bank in the PRC, with total principal of RMB240,000. As of December 31, 2022, the annual interest rate was 1-year LPR minus 0.70% per annum and all outstanding loan principal of RMB240,000 was presented as a long-term borrowing.

(9)   In February 2022, the Group entered into an asset transfer agreement with a finance lease company to sell certain production facilities and equipment in Changzhou Production Base with a total consideration of RMB299,106. Immediately after the transfer, the Group entered into a lease agreement to lease back the production facilities and equipment for the period starting from March 25, 2022 to March 25, 2025, and further obtained an option to repurchase the production facilities and equipment with the notional amount of RMB0.001 on March 25, 2025.

As the repurchase option is not at the fair value of the assets when the option is exercised, and the assets repurchased are designed for the use of the Group, and no alternative assets that are substantially the same as the transferred assets are readily available in the market, as a result, the transaction did not qualify for the sales accounting, and was accounted for as a financing transaction and the Group recorded the sales proceeds as a borrowing in the unaudited condensed consolidated balance sheets. The Group repaid a portion of the principal in the amount of RMB74,777 for the year ended December 31, 2022. As of December 31, 2022, outstanding loan principal of RMB99,702 is due within 12 months, which is classified as current portion of long-term borrowing and the remaining portion of principal of RMB124,627 is presented as a long-term borrowing.

(10)   In December 2022, the Group entered into a 1-year loan agreement with a commercial bank in the PRC and was entitled to extend maturity date to December 26, 2025, with total principal of RMB209,900. The outstanding principal amount will be payable at maturity. The related interest is payable quarterly in arrears on the twenty-first of the last month of every quarter, from January 2023 to December 2025. As of December 31, 2022, the annual interest rate was 1-year LPR minus 0.90% per annum and all outstanding loan principal of RMB209,900 was presented as a long-term borrowing.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

14. TRADE AND NOTES PAYABLE

Trade and notes payable consist of the following:

	As of December 31,	
	2021	2022
Trade payable for raw materials	7,089,370	15,410,150
Notes payable	2,286,680	4,614,179
Total	9,376,050	20,024,329

An aging analysis of the trade and notes payable as at December 31, 2021 and 2022, based on the recognition date, is as follows:

	As of December 31,	
	2021	2022
Within 3 months	7,539,833	19,806,395
Between 3 months and 6 months	1,639,286	124,122
Between 6 months and 1 year	161,913	31,051
More than 1 year	35,018	62,761
Total	9,376,050	20,024,329

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

15. ACCRUALS AND OTHER CURRENT LIABILITIES

Accruals and other current liabilities consist of the following:

	As of December 31,	
	2021	2022
Payables for purchase of property, plant and equipment	456,395	2,335,084
Salaries and benefits payable	417,449	633,215
Payables for research and development expenses	94,517	525,667
Accrued costs of purchase commitments relating to inventory	–	498,060
Tax payable	277,233	445,853
Payables for logistics expenses	143,632	414,353
Payables for marketing and promotional expenses	96,945	150,706
Accrued warranty	154,276	141,832
Deposits from vendors	27,716	32,013
Advances from customers	10,262	10,500
Other payables	200,943	497,361
Total	1,879,368	5,684,644

16. REVENUE DISAGGREGATION

Revenues by source consist of the following:

	For the Year Ended December 31,	
	2021	2022
Vehicle sales	26,128,469	44,106,434
Other sales and services	881,310	1,180,382
Total	27,009,779	45,286,816

Revenue by timing of recognition is analyzed as follows:

	For the Year Ended December 31,	
	2021	2022
Revenue recognized at a point in time	26,917,836	45,150,485
Including: Vehicle sales	26,128,469	44,106,434
Other sales and services	789,367	1,044,051
Revenue recognized over time	91,943	136,331
Total	27,009,779	45,286,816

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

16. **REVENUE DISAGGREGATION** *(CONTINUED)*

Revenues arising from vehicle sales are recognized at a point in time when the control of the products are transferred to the users. Revenues from other sales and services which are recognized at a point in time include (i) sales and installment of charging piles, (ii) sales of goods from online store, (iii) certain services under the Li Plus Membership, and (iv) sales of Automotive Regulatory Credits. In such instances, revenues are recognized at a point in time when the control of the products and services are transferred to the users.

Certain revenue arising from other sales and services is recognized over time, including vehicle internet connection services, FOTA upgrades and certain services under the Li Plus Membership.

17. **DEFERRED REVENUE**

The following table includes a rollforward of the deferred revenue balance for each year presented:

	For the Year Ended December 31,	
	2021	2022
Deferred revenue – at beginning of the year	407,168	694,745
Additions	27,377,563	45,614,278
Recognition	(27,089,986)	(45,158,191)
Deferred revenue – at end of the year	694,745	1,150,832
Including: Deferred revenue, current	305,092	569,234
Deferred revenue, non-current	389,653	581,598

Deferred revenue represents contract liabilities allocated to the performance obligations that are unsatisfied, or partially satisfied which primarily resulted from undelivered vehicles, uninstalled charging piles and other performance obligations identified in the vehicle sales contracts.

The Group expects that RMB569,234 of the transaction price allocated to unsatisfied performance obligation as of December 31, 2022 will be recognized as revenue during the period from January 1, 2023 to December 31, 2023. The remaining RMB581,598 will be recognized in January 1, 2024 and thereafter.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

18. RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses consist of the following:

	For the Year Ended December 31,	
	2021	2022
Employee compensation	2,079,948	3,801,960
Design and development expenses	1,003,567	2,566,567
Rental and related expenses	52,985	99,324
Depreciation and amortization expenses	54,110	94,134
Travel expenses	52,307	76,714
Others	43,472	141,333
Total	3,286,389	6,780,032

19. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses consist of the following:

	For the Year Ended December 31,	
	2021	2022
Employee compensation	1,414,177	2,873,397
Marketing and promotional expenses	1,100,769	1,010,227
Rental and related expenses	324,655	645,792
Depreciation and amortization expenses	82,777	228,790
Travel expenses	69,079	99,246
Expected credit losses	6,415	2,910
Others	494,513	804,939
Total	3,492,385	5,665,301

The auditor's remuneration in relation to audit service provided for the years ended December 31, 2021, and 2022 were RMB22,487, and RMB18,758, respectively. The auditor's remuneration in relation to non-audit services for the years ended December 31, 2021, and 2022 were RMB3,565 and RMB13, respectively.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

20.   ORDINARY SHARES

In April 2017, the Company was incorporated as a limited liability company in the Cayman Islands. In July 2019, the Company became the holding company of the Group pursuant to the Reorganization described in Note 1. In connection with the Reorganization and issuance of Series C convertible redeemable preferred shares ("Series C Preferred Shares"), 3,830,157,186 authorized shares of the Company were designated as Class A Ordinary Shares, and 240,000,000 authorized shares were designated as Class B ordinary shares. Each Class A Ordinary Share is entitled to one vote, and is not convertible into Class B Ordinary Shares under any circumstances. Each Class B Ordinary Share is entitled to ten votes, subject to certain conditions, and is convertible into one Class A Ordinary Share at any time by the holder thereof. Upon the Reorganization, the Company issued ordinary shares and Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 convertible redeemable preferred shares (the "Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 Preferred Shares") to shareholders of Beijing CHJ in exchange for respective equity interests that they held in Beijing CHJ immediately before the Reorganization. Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 Preferred Shares would be converted into Class A Ordinary Shares based on the then-effective conversion price.

On July 4, 2016, Beijing CHJ issued Series Pre-A shares ("Series Pre-A Ordinary Shares") with cash consideration of RMB100,000. Series Pre-A Ordinary Shares were classified as equity as they were not redeemable. In July 2017, upon Series A-2 financing, certain rights were granted to holders of Series Pre-A Ordinary Shares, including contingent redemption rights. Series Pre-A Ordinary Shares were effectively re-designated to Series Pre-A Preferred Shares. Such re-designation was accounted for as a repurchase and cancellation of Series Pre-A Ordinary Shares and a separate issuance of Series Pre-A Preferred Shares. Accordingly, the excess of fair value of the Series Pre-A Preferred Shares over the fair value of the Series Pre-A Ordinary Shares repurchased from employee shareholders was recorded as an employee compensation. While for other non-employee Series Pre-A shareholders, such difference was recognized as a deemed dividend given to these shareholders. The excess of the fair value of all Series Pre-A Ordinary Shares over the carrying value of these shares was accounted for as a retirement of the Series Pre-A Ordinary Shares. The Company elected to charge the excess entirely to accumulated deficits.

In August 2020, the Company completed its US IPO and 190,000,000 Class A Ordinary Shares were issued with proceeds of US$1,042,137, net of underwriter commissions and relevant offering expenses. Concurrently with completion of the IPO, 66,086,955 Class A Ordinary Shares were issued for a consideration of US$380,000. On August 7, 2020, the Company issued an additional 28,500,000 Class A Ordinary Shares upon the exercise of underwriters' over-allotment option for a consideration of US$157,320.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

20.   ORDINARY SHARES *(CONTINUED)*

All of the Preferred Shares (other than those beneficially owned by Mr. Li Xiang, the founder and the CEO of the Company) were automatically converted to 1,045,789,275 Class A Ordinary Shares immediately upon the completion of the IPO. Concurrently, all Preferred Shares beneficially owned by Mr. Li Xiang were automatically converted to 115,812,080 Class B Ordinary Shares.

In December 2020, the Company completed a follow-on offering of 108,100,000 Class A Ordinary Shares, which included 14,100,000 Class A Ordinary Shares issued in connection with the underwriters' full exercise of their over-allotment option.

In February 2021, the Company issued 34,000,000 Class A Ordinary Shares as treasury shares for future exercise of share options.

In May 2021, the Company issued 108,557,400 Class B Ordinary Shares as treasury shares to Mr. Li Xiang, the Company's founder and chief executive officer, pursuant to the Company's 2021 Share Incentive Plan.

In August 2021, the Company completed its HK IPO and 100,000,000 Class A Ordinary Shares were issued with proceeds of HK$11,633,130, net of underwriter commissions and relevant offering expenses. In September 2021, the Company issued an additional 13,869,700 Class A Ordinary Shares upon the exercise of underwriters' over-allotment option for a consideration of HK$1,634,462.

On June 28, 2022, the Company filed a prospectus supplement in the United States to sell up to an aggregate of US$2,000,000 of ADSs, each representing two Class A Ordinary Shares, through an at-the-market equity offering program (the "ATM Offering") on the Nasdaq Global Select Market. As of December 31, 2022, 18,862,564 Class A Ordinary Shares were legally issued and the proceeds has been received by the Company.

As of December 31, 2022, 12,206,256 share options that fulfilled the vesting conditions were exercised and 127,062 RSUs that fulfilled the vesting conditions were vested.

As of December 31, 2021 and 2022, the Company had issued and outstanding ordinary shares of 1,929,562,426 and 1,954,353,892, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

21. LOSS PER SHARE

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 for the years ended December 31, 2021 and 2022 as follows:

	For the Years Ended December 31,	
	2021	**2022**
Numerator:		
Net loss	(321,455)	**(2,032,348)**
Less: Net loss attributable to noncontrolling interests	–	**(20,133)**
Net loss attributable to ordinary shareholders of Li Auto Inc.	(321,455)	**(2,012,215)**
Denominator:		
Weighted average ordinary shares outstanding – basic and diluted	1,853,320,448	**1,941,230,998**
Basic and diluted net loss per share attributable to ordinary shareholders of Li Auto Inc.	(0.17)	**(1.04)**

For the years ended December 31, 2021 and 2022, the Company had ordinary equivalent shares, including options and RSUs granted and convertible debt (shares subject to conversion) issued in April 2021 (Note 14). As the Group incurred a loss for each of the periods ended December 31, 2021 and 2022, these ordinary equivalent shares were determined to be anti-dilutive and excluded from the calculation of diluted loss per share of the Company. The weighted average numbers of options and RSUs granted and convertible debt (shares subject to conversion) excluded from the calculation of diluted loss per share of the Company were 72,791,430 and 44,853,801 for the year ended December 31, 2021, and 91,499,552 and 60,861,105 for the year ended December 31, 2022, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

22. SHARE-BASED COMPENSATION

Compensation expenses recognized for share-based awards granted by the Company were as follows:

	For the Year Ended December 31,	
	2021	2022
Research and development expenses	741,793	1,333,710
Selling, general and administrative expenses	332,850	674,610
Cost of sales	26,713	44,845
Total	1,101,356	2,053,165

(a) 2019 and 2020 Share Incentive Plan

In July 2019, the Group adopted the 2019 Share Incentive Plan (the "2019 Plan"), which allows the Company to grant options and RSUs of the Group to its employees, directors and consultants. As of December 31, 2022, the maximum number of Class A ordinary shares that may be issued under the 2019 Plan is 141,083,452.

The Group began to grant share options to employees from 2015. In conjunction with the Company's Reorganization in July 2019, the Group transferred share options from Beijing CHJ to the Company according to the 2019 Plan. The share options of the Group under the 2019 Plan have a contractual term of ten years from the grant date. The options granted have both service and performance condition. The options are generally scheduled to be vested over five years, one-fifth of the awards shall be vested one service year from the vesting commencement date. Meanwhile, the options granted are only exercisable upon the occurrence of an IPO by the Group.

These awards have a service condition and a performance condition related to an IPO. For share options granted with performance condition, the share-based compensation expenses are recorded when the performance condition is considered probable. As a result, the cumulative share-based compensation expenses for these options that have satisfied the service condition were recorded upon the completion of the US IPO in the third quarter of 2020. The Group recognized the share options of the Company granted to the employees using graded-vesting method over the vesting term of the awards, net of estimated forfeitures.

In July 2020, the Group adopted the 2020 Share Incentive Plan (the "2020 Plan"), which allows the Company to grant options and RSUs of the Group to its employees, directors and consultants. As of December 31, 2022, the maximum number of Class A ordinary shares that may be issued under the 2020 Plan is 165,696,625. The Company commenced to grant RSUs from July 1, 2021 under the 2020 plan. The contractual term is ten years from the grant date and the options and RSUs granted only have service conditions. The options and RSUs are generally scheduled to be vested over five years, one-fifth of the awards shall be vested after one service year from the vesting commencement date.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

22. SHARE-BASED COMPENSATION *(CONTINUED)*

(a) **2019 and 2020 Share Incentive Plan** *(Continued)*

(i) The following table summarizes activities of the Company's share options under the 2019 Plan and 2020 Plan for the years ended December 31, 2021 and 2022:

	Number of Options and Shares	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Life In Years	Aggregate Intrinsic Value US$
Outstanding as of December 31, 2020	56,914,000	0.10	5.95	814,724
Granted	36,987,700	0.10		
Exercised	(6,404,416)	0.10		
Forfeited	(4,106,000)	0.10		
Outstanding as of December 31, 2021	83,391,284	0.10	6.70	1,330,091
Granted	579,600	0.10		
Exercised	(5,801,840)	0.10		
Forfeited	(3,832,800)	0.10		
Outstanding as of December 31, 2022	74,336,244	0.10	5.56	750,796
Vested and expected to vest as of December 31, 2021	79,915,157	0.10	6.60	1,274,647
Exercisable as of December 31, 2021	40,251,584	0.10	4.55	642,013
Vested and expected to vest as of December 31, 2022	71,370,113	0.10	5.46	720,838
Exercisable as of December 31, 2022	46,292,444	0.10	4.06	467,554

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date.

The weighted-average grant date fair value for options granted under the Company's 2019 Plan and 2020 Plan was US$15.78 and US$16.05 for the years ended December 31, 2021 and 2022, respectively, computed using the binomial option pricing model.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

22. **SHARE-BASED COMPENSATION** *(CONTINUED)*

    (a)   **2019 and 2020 Share Incentive Plan** *(Continued)*

        (i)   *(Continued)*

The fair value of each option granted under the Company's 2019 Plan and 2020 Plan for the years ended December 31, 2021 and 2022 was estimated on the date of each grant using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2022
Exercise price (US$)	0.10	0.10
Fair value of the ordinary shares on the date of option grant (US$)	14.42-17.35	16.05
Risk-free interest rate	0.93%-1.48%	1.51%
Expected term (in years)	10.00	10.00
Expected dividend yield	0%	0%
Expected volatility	47%-48%	48%

The risk-free interest rate is estimated based on the yield curve of US Sovereign Bond as of the option valuation date. The expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the options. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the options.

As of December 31, 2022, there were US$76,430 of unrecognized compensation expenses related to the share options granted to the Group's employees, which are expected to be recognized over a weighted-average period of 3.32 years and may be adjusted for future changes in forfeitures.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

22. SHARE-BASED COMPENSATION *(CONTINUED)*

(a) 2019 and 2020 Share Incentive Plan *(Continued)*

(ii) The following table summarizes Company's RSU activity under the 2019 plan and 2020 Plan for the years ended December 31, 2021 and 2022:

	Number of Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life
		US$	
Unvested as of December 31, 2020	–	–	–
Granted	8,586	17.25	
Unvested as of December 31, 2021	8,586	17.25	9.50
Granted	36,199,400	17.13	
Vested	(127,062)	18.76	
Forfeited	(5,087,800)	16.74	
Unvested as of December 31, 2022	**30,993,124**	**17.20**	**9.21**

As of December 31, 2022, there was US$203,638 in unrecognized compensation expense related to RSUs granted to the Group's employees, which are expected to be recognized over a weighted-average period of 4.21 years and may be adjusted for future changes in forfeitures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

22.   SHARE-BASED COMPENSATION *(CONTINUED)*

(b)   2021 Share Incentive Plan

In March 2021, the Group adopted the 2021 Share Incentive Plan (the "2021 Plan"), which granted options to purchase 108,557,400 Class B ordinary shares to Mr. Li Xiang, the Company's founder and chief executive officer. The exercise price of the options is US$14.63 per share, or US$29.26 per ADS. The date of expiration for this grant is March 8, 2031. The granted options are subject to performance-based vesting conditions. The granted options are divided into six equal tranches, or 18,092,900 each. The first tranche will become vested when the aggregate number of the Group's vehicle deliveries in any 12 consecutive months exceeds 500,000. The second to sixth tranches will become vested when the aggregate number of vehicle deliveries in any 12 consecutive months exceeds 1,000,000, 1,500,000, 2,000,000, 2,500,000 and 3,000,000, respectively.

On May 5, 2021, the board of directors of the Company approved to replace the options to purchase 108,557,400 Class B ordinary shares of the Company under the Company's 2021 Share Incentive Plan previously granted to Mr. Li Xiang on March 8, 2021 with the same amount of restricted Class B ordinary shares (the"Award Shares") under the same plan, all of which will become legally vested upon grant on May 5, 2021. However, Mr. Li Xiang has also agreed, undertaken, and covenanted not to transfer or dispose of, directly or indirectly, any interest in the Class B ordinary shares acquired upon vesting of the Award Shares, which are still subject to certain restrictions, terms and performance conditions substantially similar to the vesting conditions of the options being replaced. In addition to the performance conditions, Mr. Li Xiang is required to pay US$14.63 per share, which is equal to the exercise price of the options being replaced, to have the relevant tranche of the Award Shares released from the restrictions. Mr. Li Xiang also has agreed, undertaken, and covenanted not to cast any vote or claim any dividend paid on any Award Shares before such number of Award Shares are released from the restrictions. Any Award Shares that are not released from the restrictions by March 8, 2031 are subject to compulsory repurchase by the Company at their par value.

In July 2021, all such 108,557,400 Award Shares were converted from Class B Ordinary Shares (10 votes per share) to Class A Ordinary Shares (1 vote per share) on one-to-one basis with effect immediately upon the Company's listing on the Main Board of HKEx in August 2021. The modification is solely subjected to satisfy HKEx's requirement from legal perspective. Pursuant to the grant of the Award shares, Mr. Li Xiang has undertaken and covenanted that unless and until, in respect of any tranche of Award Shares, (a) the relevant performance condition has been met and (b) the relevant exercise price (US$14.63) has been paid, Mr. Li Xiang will not offer, pledge, sell any relating award shares and claim dividend or voting rights in respect of the Award Shares.

As of December 31, 2022, the Group did not recognize any compensation expense for shares granted to Mr. Li Xiang, because the Group considers it is not probable, December 31, 2022, that the performance-based vesting conditions will be satisfied. Therefore, there were US$538,445 of unrecognized compensation expenses related to the restricted shares granted under 2021 Plan as of December 31, 2022.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

22.   SHARE-BASED COMPENSATION *(CONTINUED)*

(b)   2021 Share Incentive Plan *(Continued)*

The following table summarizes activities of the Company's performance-based restricted shares under the 2021 Plan for the years ended December 31, 2021 and 2022:

	Number of Shares Granted	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Life In Years
December 31, 2020	–	–	–
Granted	108,557,400	14.63	
December 31, 2021	108,557,400	14.63	9.19
Granted	–	–	–
December 31, 2022	**108,557,400**	**14.63**	**8.19**

The weighted-average grant date fair value for restricted shares granted under the Company's 2021 Plan for the years ended December 31, 2021 and 2022 were both US$4.96, computed using the binomial pricing model.

The fair value of the restricted shares granted under the Company's 2021 Plan was estimated on the date of grant using the binomial pricing model with the assumptions (or ranges thereof) in the following table (no new grants during the comparative December 31, 2022 period):

	For the Year Ended December 31, 2021
Exercise price (US$)	14.63
Fair value of the ordinary shares on the date of restricted shares grant (US$)	10.67
Risk-free interest rate	1.59%
Expected term (in years)	10.00
Expected dividend yield	0%
Expected volatility	47%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

22. SHARE-BASED COMPENSATION *(CONTINUED)*

(b) 2021 Share Incentive Plan *(Continued)*

Risk-free interest rate is estimated based on the yield curve of US Sovereign Bond as of the valuation date. The expected volatility at the grant date and each valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the restricted shares. The Group has never declared or paid any cash dividend on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the restricted shares.

23. TAXATION

(a) Value added tax

The Group is subject to statutory VAT rate of 13% for revenue from sales of vehicles and spare parts in the PRC.

Wheels Technology is subject to 13% VAT for software research and development and relevant services. Wheels Technology is entitled to a VAT refund in excess of 3% output VAT on the total VAT payable from April 2021, after completing the registration with relevant authorities and obtaining a refund approval from local tax bureau. For the years ended December 31, 2021 and 2022, nil and RMB234,531 of VAT refunds were received and were recorded as Others, net.

(b) Income taxes

Cayman Islands

The Company is incorporated in the Cayman Islands and conducts most of its business through its subsidiaries located in Mainland China and Hong Kong. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

PRC

Beijing CHJ and Wheels Technology are qualified as a "high and new technology enterprise" under the EIT Law and are eligible for a preferential enterprise income tax rate of 15%, respectively. The high and new technology enterprise certificate is effective for a period of three years. Other Chinese companies are subject to enterprise income tax ("EIT") at a uniform rate of 25% as of December 31, 2022.

Wheels Technology, which is our wholly-owned entity primarily engaged in the operations of technology, software research and development and relevant services, was awarded as a Software Enterprise and was thereby entitled to an income tax exemption for two years beginning from its first profitable calendar year since 2021, and a 50% reduction in the standard statutory rate for the subsequent three consecutive years.

Under the EIT Law enacted by the National People's Congress of PRC on March 16, 2007 and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign investment enterprise in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the "beneficial owner" and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with PRC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

23.   TAXATION *(CONTINUED)*

(b)   Income taxes *(Continued)*

PRC (Continued)

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose "de facto management body" is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the "de facto management body" as "the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located". Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%.

According to relevant laws and regulations promulgated by the State Administration of Tax of the PRC, enterprises engaging in research and development activities were entitled to claim 150% of their research and development expenses incurred as tax deductible expenses when determining their assessable profits for that year (the "R&D Deduction"). The State Taxation Administration of the PRC announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as R&D Deduction from January 1, 2018 to December 31, 2023.

Withholding tax on undistributed dividends

According to the current EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in China but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in China or which have an establishment or place in China but the aforementioned incomes are not connected with the establishment or place shall be subject to the PRC withholding tax ("WHT") at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement provided that the foreign enterprise is the tax resident of the jurisdiction where it is located and it is the beneficial owner of the dividends, interest and royalties income).

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

23.   TAXATION *(CONTINUED)*

(b)   Income taxes *(Continued)*

Singapore

Corporate taxpayers are subject to Singapore income tax on income accruing in or derived from Singapore and foreign-source income received or deemed to be received in Singapore from outside Singapore, unless specifically exempted from tax. The prevailing corporate income tax rate in Singapore is 17%. Additionally, payments of dividends by the subsidiaries incorporated in Singapore to the Company are not subject to any Singapore withholding tax.

Composition of income tax expense and income tax benefit for the periods presented is as follows:

	For the Year Ended December 31,	
	2021	2022
Current income tax expense	–	1,331
Deferred income tax expense/(benefit)	168,643	(128,338)
Income tax expenses/(benefit)	168,643	(127,007)

Reconciliations of the income tax expense computed by applying the PRC statutory income tax rate of 25% to the Group's income tax expense for each of the years presented are as follows:

	For the Year Ended December 31,	
	2021	2022
Loss before income tax expense	(152,812)	(2,159,355)
Income tax credit computed at PRC statutory income tax rate of 25%	(38,203)	(539,839)
Tax effect of tax-exempt entity and preferential tax rate	(89,928)	(321,507)
Tax effect of R&D Deduction and others	(314,141)	(648,317)
Non-deductible expenses	318,185	566,597
Change in valuation allowance	292,730	816,059
Income tax expenses/(benefit)	168,643	(127,007)

For the years ended December 31, 2022, the loss before income tax expenses have increased and resulted in a larger net operating loss, which need to be fully valuation allowanced.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

23. TAXATION *(CONTINUED)*

(c) Deferred tax

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent loss and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying business. The statutory income tax rate of 25% or applicable preferential income tax rates were applied when calculating deferred tax assets.

The Group's deferred tax assets (liabilities) consist of the following components:

	For the Year Ended December 31,	
	2021	2022
Deferred tax assets		
Net operating loss carryforwards	1,119,659	**1,522,412**
Accrued expenses and others	228,734	**416,517**
Inventory write-downs and losses on inventory purchase commitments	–	**219,518**
Impairment of long-lived assets and allowance for credit losses	13,224	**15,093**
Acquisition of Changzhou Manufacturing Base Phase I and Phase II (Note 11) and Changzhou Huixiang (Note 5)	11,969	**13,782**
Depreciation and amortization	190	**–**
Unrealized financing cost and investment loss	–	**900**
Total deferred tax assets	1,373,776	**2,188,222**
Less: Valuation allowance	(1,297,395)	**(2,113,455)**
Deferred tax assets, net of valuation allowance	76,381	**74,767**
Deferred tax liabilities		
Accelerated tax depreciation and others	(195,121)	**(68,652)**
Fair value change of certain investments	(15,087)	**(9,157)**
Total deferred tax liabilities	(210,208)	**(77,809)**
Deferred tax liabilities, net	(133,827)	**(3,042)**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

23.   TAXATION *(CONTINUED)*

(c)   Deferred tax *(Continued)*

A valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. Movement of valuation allowance is as follow:

	For the Year Ended December 31,	
	2021	2022
Valuation allowance		
Balance at beginning of the year	1,004,665	**1,297,395**
Additions	395,955	**1,147,602**
Reversals	(103,225)	**(331,542)**
Balance at ending of the year	1,297,395	**2,113,455**

For the year ended December 31, 2022, the Group forecasted Beijing CHJ Automobile Technology Co., Ltd. ("Beijing CHJ Technology") is likely to achieve pre-tax profit in 2023 and will be likely to utilize part of accumulated net loss carryforwards from prior years. As a result, the Group made an assessment and determined that a portion of the gross deferred tax assets of Beijing CHJ Technology is more-likely-than-not to be utilized in the future, and therefore concluded that the valuation allowance relating to these gross deferred tax assets, amounting to RMB63,432 for this subsidiary should be reversed in the income statement as a credit to income tax expense. Except for deferred tax assets recognised for Beijing CHJ Technology, all other deffered tax assets are fully valuation allowanced.

As of December 31, 2022, the Group had net operating loss carryforwards of approximately RMB6,993,136 which mainly arose from the Group's certain subsidiaries, VIEs and the VIEs' subsidiaries established in the PRC. These net operating losses can be carried forward to offset future taxable income and will expire during the period from 2023 to 2032. As of December 31, 2022, deferred tax assets which arose from the net operating loss carryforwards amounting to RMB1,458,980 were fully provided for a related valuation allowance, while the remaining RMB63,432 were expected to be utilized prior to expiration.

Uncertain Tax Positions

The Group did not identify any significant unrecognized tax benefits for each of the periods presented. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expense and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2022.

(d)   Consumption tax

Chongqing Lixiang Automobile Co Ltd ("Chongqing Lixiang Automobile"), as a subsidiary of the Company, is eligible for consumption tax rate of 3% and related surcharge. The consumption tax is calculated based on the sales price of its self-manufactured vehicles at 3% consumption tax rate from August 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

24.   **FAIR VALUE MEASUREMENT**

Assets and liabilities measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis include: short-term investments and investment in equity securities with readily determinable fair values.

The following table presents the major financial instruments measured at fair value, by level within the fair value hierarchy as of December 31, 2021 and 2022.

		Fair Value Measurement at Reporting Date Using		
	Fair Value as of December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Short-term investments	19,157,428	–	19,157,428	–
Equity securities with readily determinable fair value	28,452	28,452	–	–
Total assets	19,185,880	28,452	19,157,428	–

		Fair Value Measurement at Reporting Date Using		
	Fair Value as of December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Short-term investments	18,026,310	–	18,026,310	–
Long-term financial instruments	50,615	–	50,615	–
Equity securities with readily determinable fair value	12,966	12,966	–	–
Total assets	18,089,891	12,966	18,076,925	–

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

24.   FAIR VALUE MEASUREMENT (CONTINUED)

Valuation Techniques

Short-term investments: Short-term investments are investments in financial instruments with variable interest rates and maturity dates within one year. Long-term financial instruments: Long-term financial instruments are investments in financial instruments with variable interest rates and maturity dates greater than one year. Fair value is estimated based on quoted prices of similar financial products provided by the banks at the end of each period (Level 2). The related gain/(loss) amounts are recognized in "interest income and investment income, net" in the consolidated statements of comprehensive income/(loss).

Equity securities with readily determinable fair value: Equity securities with readily determinable fair values are marketable equity securities which are publicly traded stocks measured at fair value. These securities are valued using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level 1 of fair value measurements. The related gain/(loss) amounts are recognized in "interest income and investment income, net" in the consolidated statements of comprehensive income/(loss).

Assets measured at fair value on a nonrecurring basis

Assets measured at fair value on a non-recurring basis include: investments in equity securities without readily determinable fair value and equity method investments, as well as property, plant and equipment and inventory. For investments in equity securities without readily determinable fair value, no measurement event occurred during the periods presented. The equity securities without readily determinable fair value were RMB93,150 and RMB558,004 as of December 31, 2021 and 2022. Nil and RMB7,200 impairment charges were recognized for the years ended December 31, 2021 and 2022. For equity method investments, no impairment loss was recognized for all periods presented. The Group recorded RMB27,388 and nil impairment loss of property, plant and equipment, and nil and RMB592,545 inventory write-downs for the years ended December 31, 2021 and 2022, respectively.

Assets and liabilities not measured at fair value but fair value disclosure is required

Financial assets and liabilities not measured at fair value include cash equivalents, time deposits, restricted cash, trade receivable, amounts due from related parties, prepayments and other current assets, short-term borrowings, trade and notes payable, amounts due to related parties, accruals and other current liabilities, other non-current assets, other non-current liabilities, and long-term borrowings.

The Group values its time deposits held in certain bank accounts using quoted prices for securities with similar characteristics and other observable inputs, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2. The Group classifies the valuation techniques that use the inputs as Level 2 for short-term borrowing as the rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market.

Trade receivable, amounts due from related parties, prepayments and other current assets, trade and notes payable, amounts due to related parties and accruals and other current liabilities are measured at amortized cost, their fair values approximate their carrying values given their short maturities.

Borrowings and convertible debt are measured at amortized cost. Their fair values were estimated by discounting the scheduled cash flows through to estimated maturity using estimated discount rates based on current offering rates of comparable institutions with similar services. The fair value of these borrowings obligations approximate their carrying value as the borrowing rates are similar to the market rates that are currently available to the Group for financing obligations with similar terms and credit risks and represent a level 2 measurement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

25.   COMMITMENTS AND CONTINGENCIES

(a)   Capital commitments

The Group's capital commitments primarily relate to commitments on construction and purchase of production facilities, equipment and tooling. Total capital commitments contracted but not yet reflected in the consolidated financial statements as of December 31, 2022 were as follows:

	Total	Less than One Year	1-3 Years	3-5 Years	Over 5 Years
Capital commitments	4,281,420	3,807,656	473,764	–	–

(b)   Purchase obligations

The Group's purchase obligations primarily relate to commitments on purchase of raw materials. Total purchase obligations contracted but not yet reflected in the consolidated financial statements as of December 31, 2022 were as follows:

	Total	Less than One Year	1-3 Years	3-5 Years	Over 5 Years
Purchase obligations	10,238,626	10,238,626	–	–	–

(c)   Legal proceedings

The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis.

Chongqing Zhizao was subject to ongoing legal proceedings arising from disputes of contracts entered into prior to the Company's acquisition of Chongqing Zhizao in December 2018. Most of these legal proceedings were still at preliminary stages, and the Company was unable to predict the outcome of these cases, or reasonably estimate a range of the possible loss, if any, given the current status of the proceedings. Other than the unpaid contract amount that the Company assumed from Lifan Acquisition and included as the Retained Assets and Liabilities, the Company did not record any accrual for expected loss payments with respect to these cases as of December 26, 2019. The unpaid contract amounts were immaterial as of December 31, 2020 and 2021. In addition to the indemnification of the Retained Assets and Liabilities the Company obtained from Lifan Passenger Vehicle, Lifan Industry also agreed in the Lifan Acquisition Agreement that, it will indemnify any damages and loss arising from disputes of contracts entered into by Chongqing Zhizao prior to the Company's acquisition of Chongqing Zhizao, including but not limited to above legal proceedings.

On December 26, 2019, the Group disposed 100% equity interest of Chongqing Zhizao (Note 5), and the ongoing legal proceedings of Chongqing Zhizao were transferred out to Lifan Industry and Lifan Passenger Vehicle.

Other than the above legal proceedings, the Group does not have any material litigation, and has not recorded any material liabilities in this regard as of December 31, 2021 and 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

26.   RELATED PARTY BALANCES AND TRANSACTIONS

The principal related parties with which the Group had transactions during the years presented are as follows:

Name of Entity or Individual	Relationship with the Company
Beijing Yihang Intelligent Technology Co., Ltd. ("Beijing Yihang")	Affiliate
Neolix Technologies Co., Ltd. ("Neolix Technologies")	Affiliate
Airx (Beijing) Technology Co., Ltd. ("Airx")	Affiliate
Beijing Judianchuxing Technology Limited ("Beijing Judianchuxing")	Affiliate
Suzhou Yihang Intelligent Technology Co., Ltd. ("Suzhou Yihang")	Affiliate
Changzhou Huixiang New Energy Auto Parts Co., Ltd. ("Changzhou Huixiang")	Affiliate before October 2022 (which became a subsidiary since then (Note 5))
Beijing Sankuai Online Technology Co., Ltd. ("Beijing Sankuai")	Controlled by Principal Shareholder
Hanhai Information Technology (Shanghai) Co., Ltd. ("Hanhai")	Controlled by Principal Shareholder

The Group entered into the following significant related party transactions:

	For the Years Ended December 31,	
	2021	2022
Purchase service from Beijing Sankuai	969	5,521
Purchase services from Hanhai	–	1,190
Purchase materials from Changzhou Huixiang	–	811
Purchase R&D service from Beijing Yihang	12,176	281
Purchase materials from Beijing Yihang	31,692	73
Purchase R&D service from Suzhou Yihang	3,772	–

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

26. RELATED PARTY BALANCES AND TRANSACTIONS *(CONTINUED)*

The Group had the following significant related party balances:

	As of December 31,	
	2021	2022
Due from Neolix Technologies	678	678
Due from Beijing Yihang	334	–
Total	1,012	678

	As of December 31,	
	2021	2022
Due to Beijing Yihang	7,102	5,921
Due to Beijing Sankuai	330	1,185
Due to Hanhai	–	61
Due to Airx	23	23
Due to Changzhou Huixiang	30,000	–
Total	37,455	7,190

27. RESTRICTED NET ASSETS

The Group's ability to pay dividends is primarily dependent on the Group receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group's subsidiaries, consolidated VIEs and VIEs' subsidiaries incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with US GAAP differ from those reflected in the statutory financial statements of the Group's subsidiaries.

In accordance with the PRC Regulations on Enterprises with Foreign Investment, a foreign invested enterprise established in the PRC is required to provide certain statutory reserve funds, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profits as reported in the enterprise's PRC statutory financial statements. A foreign invested enterprise is required to allocate at least 10% of its annual after tax profits to the general reserve fund until such reserve fund has reached 50% of its registered capital based on the enterprise's PRC statutory financial statements. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserved funds can only be used for specific purposes and are not distributable as cash dividends.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

27. RESTRICTED NET ASSETS *(CONTINUED)*

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory surplus fund at least 10% of its annual after tax profits until such statutory surplus fund has reached 50% of its registered capital based on the enterprise's PRC statutory financial statements. A domestic enterprise is also required to provide discretionary surplus fund, at the discretion of the board of directors, from the net profits reported in the enterprise's PRC statutory financial statements. The aforementioned reserve funds can only be used for specific purposes and are not distributable as cash dividends.

As a result of these PRC laws and regulations that require annual appropriations of 10% of net after-tax profits to be set aside prior to payment of dividends as general reserve fund or statutory surplus fund, the Group's PRC subsidiaries, consolidated VIEs and VIEs' subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company.

Amounts restricted include paid-in capital and statutory reserve funds, less accumulate deficit if as determined pursuant to PRC GAAP, totaling approximately RMB11,417,468 and RMB9,492,844 as of December 31, 2021 and 2022, respectively; therefore in accordance with Rules 4-08 (e) (3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022 are disclosed in Note 28.

28. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), General Notes to Financial Statements and concluded that it was applicable for the Company to disclose the financial information for the Company only.

The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with US GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments, or guarantees as of December 31, 2021 and 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

28. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION *(CONTINUED)*

Condensed balance sheets

	As of December 31,	
	2021 RMB	2022 RMB
ASSETS		
Current assets:		
Cash and cash equivalents	14,762,875	974,224
Time deposits and short-term investments	7,020,662	2,195,952
Amounts due from subsidiaries of the Group	23,763,053	47,993,884
Prepayments and other current assets	10,211	3,132
Total current assets	45,556,801	51,167,192
Non-current assets:		
Investments in subsidiaries, VIEs and VIEs' subsidiaries	890,788	–
Long-term investments	28,452	12,968
Property, plant and equipment, net	–	18
Total non-current assets	919,240	12,986
Total assets	46,476,041	51,180,178
LIABILITIES		
Current liabilities:		
Short-term borrowings	–	6,965
Accruals and other current liabilities	13,798	59,533
Total current liabilities	13,798	66,498
Non-current liabilities:		
Long-term borrowings	5,397,941	6,254,979
Total non-current liabilities	5,397,941	6,254,979
Total liabilities	5,411,739	6,321,477
SHAREHOLDERS' EQUITY		
Class A ordinary shares	1,176	1,188
Class B ordinary shares	235	235
Treasury shares	(89)	(84)
Additional paid-in capital	49,390,486	53,869,322
Accumulated other comprehensive loss	(1,521,871)	(194,110)
Accumulated deficit	(6,805,635)	(8,817,850)
Total shareholders' equity	41,064,302	44,858,701
Total liabilities and shareholders' equity	46,476,041	51,180,178

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

28. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION *(CONTINUED)*

Condensed statements of comprehensive loss

	For the Year Ended December 31,	
	2021	**2022**
	RMB	**RMB**
Operating expenses:		
Selling, general and administrative	(27,288)	**(35,642)**
Research and development	(852)	**(629)**
Total operating expenses	(28,140)	**(36,271)**
Loss from operations	(28,140)	**(36,271)**
Other income/(expense)		
Interest expense	(21,369)	**(43,096)**
Interest income and investment income, net	283,737	**190,528**
Equity in loss of subsidiaries, VIEs and VIEs' subsidiaries	(563,106)	**(2,300,538)**
Others, net	7,423	**177,165**
Loss before income tax expense	(321,455)	**(2,012,212)**
Income tax expense	–	**(3)**
Net loss	(321,455)	**(2,012,215)**
Net loss attributable to ordinary shareholders of Li Auto Inc.	(321,455)	**(2,012,215)**
Net loss	(321,455)	**(2,012,215)**
Other comprehensive loss, net of tax		
Foreign currency translation adjustment, net of tax	(516,687)	**1,327,761**
Total comprehensive loss, net of tax	(838,142)	**(684,454)**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

28. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of cash flows

	For the Year Ended December 31,	
	2021	2022
	RMB	RMB
CASH FLOWS FROM OPERATING ACTIVITIES		
Net cash provided by operating activities	367,063	450,517
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments to, and investments in subsidiaries, VIEs and VIEs' subsidiaries	(10,157,678)	(23,397,234)
Placement of time deposits	(298,284)	–
Redemption of time deposits	297,654	–
Placement of short-term investments	(173,133,568)	(2,609,767)
Redemption of short-term investments	180,386,757	8,036,663
Purchase of property, plant and equipment and intangible assets	–	(25)
Net cash used in investing activities	(2,905,119)	(17,970,363)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from short-term borrowings and long-term borrowings	–	669,913
Repayment of long-term borrowings	–	(349,163)
Proceeds from issuance of convertible debt	5,533,238	–
Proceeds from IPOs and concurrent private placements, net of issuance cost	11,004,778	–
Proceeds from exercise of share options	1,139	6,728
Proceeds from issuance of ordinary shares	70	2,462,300
Net cash provided by financing activities	16,539,225	2,789,778
Effects of exchange rate changes on cash and cash equivalents	(387,668)	941,417
Net increase in cash, cash equivalents	13,613,501	(13,788,651)
Cash, cash equivalents at beginning of the year	1,149,374	14,762,875
Cash, cash equivalents at end of the year	14,762,875	974,224

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

28. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Basis of presentation

The Company's accounting policies are the same as the Group's accounting policies with the exception of the accounting for the investments in subsidiaries and VIEs.

For the Company only condensed financial information, the Company records its investments in subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323, Investments – Equity Method and Joint Ventures.

Such investments are presented on the condensed balance sheets as "investments in subsidiaries, VIEs and VIEs' subsidiaries" and shares in the subsidiaries and VIEs' loss are presented as "equity in loss of subsidiaries, VIEs and VIEs' subsidiaries" in the condensed statements of comprehensive loss. The parent company only condensed financial information should be read in conjunction with the Group' consolidated financial statements.

29. DIVIDENDS

No dividend was declared by the Company during the years ended December 31, 2021 and 2022.

30. DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to the Listing Rules, Section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows:

	For the Year Ended December 31,	
	2021	2022
	RMB	RMB
Fees	–	–
Other emoluments:		
Salaries, allowances and benefits in kind	5,727	6,552
Share-based compensation expenses *(Note 22)*	85,592	116,001
Pension scheme contributions	391	431
Total	91,710	122,984

During the years ended December 31, 2021 and 2022, certain directors were granted share-based compensation in respect of their services to the Group, under the share-based compensation plans of the Company, further details of which are set out in Note 22. The share-based compensation expenses were recognized in the consolidated statements of comprehensive loss during the Track Record Period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

30. DIRECTORS' REMUNERATION *(CONTINUED)*

(a) Independent non-executive directors and non-executive directors

Zhao Hongqiang served as an independent director of the Company since July 2020 and was re-designated as an independent non-executive director with effect from August 12, 2021, the Listing Date. Jiang Zhenyu and Xiao Xing were appointed as independent non-executive directors with effect from the Listing Date. Wang Xing was appointed as a non-executive director on July 2, 2019. Fan Zheng is a non-executive director (under the Hong Kong Listing Rules) of the Company and has served as an independent director (under applicable U.S. regulations) since October 2020. Wang Xing did not have any remuneration during the the years ended December 31, 2021 and 2022. Except Wang Xing, the fee for each independent non-executive director and non-executive director was US$50 and US$50 for the years ended December 31, 2021 and 2022, respectively.

(b) Executive directors

	For the Year Ended December 31,	
	2021	2022
	RMB	RMB
Fees	–	–
Other emoluments:		
Salaries, allowances and benefits in kind	5,727	6,552
Share-based compensation expenses	85,592	116,001
Pension scheme contributions	391	431
Total	91,710	122,984

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

30.   **DIRECTORS' REMUNERATION** *(CONTINUED)*

(b)   **Executive directors** *(Continued)*

The remuneration paid to executive directors during the Track Record Period was as follows:

For the year ended December 31, 2021

	Fees RMB	Salaries, allowances and benefits in kind RMB	Performance related bonuses RMB	Share-based compensation expenses RMB	Pension scheme contributions RMB	Total remuneration RMB
Li Xiang	–	1,374	–	–	130	1,504
Shen Yanan	–	2,729	–	84,640	131	87,500
Li Tie	–	1,624	–	952	130	2,706
	–	5,727	–	85,592	391	91,710

For the year ended December 31, 2022

	Fees RMB	Salaries, allowances and benefits in kind RMB	Performance related bonuses RMB	Share-based compensation expenses RMB	Pension scheme contributions RMB	Total remuneration RMB
Li Xiang	–	1,566	–	–	139	1,705
Shen Yanan	–	2,956	–	17,765	153	20,874
Li Tie	–	2,030	–	98,236	139	100,405
	–	6,552	–	116,001	431	122,984

31.   **FIVE HIGHEST PAID INDIVIDUALS**

The five highest paid individuals for the years ended December 31, 2021 and 2022, included the following number of directors and non-directors.

	For the Year Ended December 31,	
	2021 RMB	2022 RMB
Directors	1	2
Non-directors	4	3
	5	5

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

31. **FIVE HIGHEST PAID INDIVIDUALS** *(CONTINUED)*

Details of the remuneration for the years ended December 31, 2021 and 2022, of the five highest paid individuals who are non-directors (the "Non-director Individuals") as follows:

	For the Year Ended December 31,	
	2021	**2022**
	RMB	**RMB**
Salaries, allowances and benefits in kind	7,813	**5,422**
Performance related bonuses	905	**75**
Share-based compensation expenses	105,848	**86,502**
Pension scheme contributions	524	**291**
	115,090	**92,290**

The number of Non-director Individuals whose remuneration fell within the following bands is as follows:

	For the Year Ended December 31,	
	2021	**2022**
HK$15,500,001 to HK$16,000,000	1	**–**
HK$16,000,001 to HK$16,500,000	1	**–**
HK$30,000,001 to HK$30,500,000	–	**2**
HK$42,500,001 to HK$43,000,000	–	**1**
HK$53,500,001 to HK$54,000,000	1	**–**
HK$54,000,001 to HK$54,500,000	1	**–**
	4	**3**

During the the years ended December 31, 2021 and 2022, the Non-director Individuals were granted share-based compensation in respect of their services to the Group, under the share-based compensation plans of the Company, further details of which are set out in Note 22. The share-based compensation expenses were recognized in the consolidated statements of comprehensive loss during the the years ended December 31, 2021 and 2022.

No remuneration was paid by the Group to any directors, the chief executive or the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office for the years ended December 31, 2021 and 2022.

32. **SUBSEQUENT EVENT**

There was no significant events that might affect the Company since December 31, 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

33. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Historical Financial Information are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards ("IFRS"). The effects of material differences between the Historical Financial Information of the Group prepared under U.S. GAAP and IFRS are as follows:

Reconciliation of consolidated statements of comprehensive loss

	Amounts as reported under U.S. GAAP	Preferred shares (Note (i))	Convertible debts (Note (ii))	Leases (Note (iii))	Investments (Note (iv))	Issuance costs (Note (v))	Warranty accrual (Note (vi))	Amounts under IFRSs
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost of sales:								
Vehicle sales	(20,755,578)	–	–	–	–	–	85,761	(20,669,817)
Total cost of sales	(21,248,325)	–	–	–	–	–	85,761	(21,162,564)
Operating expenses:								
Research and development	(3,286,389)	–	–	16,675	–	–	–	(3,269,714)
Selling, general and administrative	(3,492,385)	–	–	46,614	–	(47,751)	–	(3,493,522)
Total operating expenses	(6,778,774)	–	–	63,289	–	(47,751)	–	(6,763,236)
Interest expense	(63,244)	–	21,369	(90,612)	–	–	(1,973)	(134,460)
Interest income and investment income, net	740,432	–	–	–	35,330	–	–	775,762
Fair value change of convertible debts	–	–	(1,545,453)	–	–	–	–	(1,545,453)
Fair value changes on investments measured at fair value through profit or loss	–	–	–	–	41,934	–	–	41,934
(Loss)/Income before income tax expense	(152,812)	–	(1,524,084)	(27,323)	77,264	(47,751)	83,788	(1,590,918)
Net (loss)/income	(321,455)	–	(1,524,084)	(27,323)	77,264	(47,751)	83,788	(1,759,561)
Net (loss)/income attributable to ordinary shareholders of Li Auto Inc.	(321,455)	–	(1,524,084)	(27,323)	77,264	(47,751)	83,788	(1,759,561)

For the year ended December 31, 2021 — IFRSs adjustments

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

33. **RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS** *(CONTINUED)*

Reconciliation of consolidated statements of comprehensive loss *(Continued)*

	Amounts as reported under U.S. GAAP	For the year ended December 31, 2022 IFRSs adjustments						Amounts under IFRSs
		Preferred shares (Note (i))	Convertible debts (Note (ii))	Leases (Note (iii))	Investments (Note (iv))	Issuance costs (Note (v))	Warranty accrual (Note (vi))	
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost of sales:								
Vehicle sales	(35,688,343)	–	–	99	–	–	169,233	(35,519,011)
Other sales and services	(808,017)	–	–	60	–	–	–	(807,957)
Total cost of sales	(36,496,360)	–	–	159	–	–	169,233	(36,326,968)
Operating expenses:								
Research and development	(6,780,032)	–	–	18,512	–	–	–	(6,761,520)
Selling, general and administrative	(5,665,301)	–	–	52,487	–	–	–	(5,612,814)
Total operating expenses	(12,445,333)	–	–	70,999	–	–	–	(12,374,334)
Interest expense	(106,340)	–	31,076	(118,714)	–	–	(16,034)	(210,012)
Interest income and investment income, net	976,229	–	–	–	24,687	–	–	1,000,916
Fair value change of convertible debts	–	–	1,615,276	–	–	–	–	1,615,276
Fair value changes on investments measured at fair value through profit or loss	–	–	–	–	421,623	–	–	421,623
(Loss)/Income before income tax expense	(2,159,355)	–	1,646,352	(47,556)	446,310	–	153,199	38,950
Income tax benefit/(expense)	127,007	–	–	–	(119,233)	–	–	7,774
Net (loss)/income	(2,032,348)	–	1,646,352	(47,556)	327,077	–	153,199	46,724
Net (loss)/income attributable to ordinary shareholders of Li Auto Inc.	(2,012,215)	–	1,646,352	(47,556)	327,077	–	153,199	66,857

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

33. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(CONTINUED)*

Reconciliation of consolidated balance sheets

	Amounts as reported under U.S. GAAP	Preferred shares (Note (i))	Convertible debts (Note (ii))	Leases (Note (iii))	Investments (Note (iv))	Issuance costs (Note(v))	Warranty accrual (Note (vi))	Amounts under IFRSs
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Long-term investments	156,306	–	–	–	(121,602)	–	–	34,704
Financial assets at fair value through profit or loss	–	–	–	–	218,470	–	–	218,470
Operating lease right-of-use assets, net	2,061,492	–	–	(65,650)	–	–	–	1,995,842
Total assets	61,848,913	–	–	(65,650)	96,868	–	–	61,880,131
Accruals and other current liabilities	1,879,368	–	(2,292)	–	–	–	–	1,877,076
Long-term borrowings	5,960,899	–	1,646,605	–	–	–	–	7,607,504
Other non-current liabilities	802,259	–	–	–	–	–	(83,788)	718,471
Total liabilities	20,784,611	–	1,644,313	–	–	–	(83,788)	22,345,136
Additional paid-in capital	49,390,486	30,809,700	9,564	–	–	85,976	–	80,295,726
Accumulated other comprehensive (loss)/income	(1,521,871)	180,604	(120,229)	–	–	–	–	(1,461,496)
Accumulated (deficit)/equity	(6,805,635)	(30,990,304)	(1,533,648)	(65,650)	96,868	(85,976)	(83,788)	(39,300,557)
Total shareholders' equity/(deficit)	41,064,302	–	(1,644,313)	(65,650)	96,868	–	(83,788)	39,534,995

As of December 31, 2021 — IFRSs adjustments

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

33. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(CONTINUED)*

Reconciliation of consolidated balance sheets *(Continued)*

	Amounts as reported under U.S. GAAP RMB	Preferred shares (Note (i)) RMB	Convertible debts (Note (ii)) RMB	Leases (Note (iii)) RMB	Investments (Note (iv)) RMB	Issuance costs (Note(v)) RMB	Warranty accrual (Note (vi)) RMB	Amounts under IFRSs RMB
Long-term investments	1,484,491	–	–	–	(1,329,438)	–	–	155,053
Financial assets at amortised cost	–	–	–	–	707,853	–	–	707,853
Financial assets at fair value through profit or loss	–	–	–	–	1,164,763	–	–	1,164,763
Operating lease right-of-use assets, net	3,538,911	–	–	(113,206)	–	–	–	3,425,705
Total assets	86,537,951	–	–	(113,206)	543,178	–	–	86,967,923
Accruals and other current liabilities	5,684,644	–	(2,503)	–	–	–	–	5,682,141
Long-term borrowings	9,230,807	–	91,022	–	–	–	–	9,321,829
Deferred tax liabilities	77,809	–	–	–	119,233	–	–	197,042
Other non-current liabilities	2,142,462	–	–	–	–	–	(236,987)	1,905,475
Total liabilities	41,351,644	–	88,519	–	119,233	–	(236,987)	41,322,409
Additional paid-in capital	53,869,322	30,809,700	9,564	–	–	85,976	–	84,774,562
Accumulated other comprehensive (loss)/income	(194,110)	180,604	(210,787)	–	–	–	–	(224,293)
Accumulated (deficit)/equity	(8,817,850)	(30,990,304)	112,704	(113,206)	423,945	(85,976)	236,987	(39,233,700)
Total shareholders' equity/(deficit)	45,186,307	–	(88,519)	(113,206)	423,945	–	236,987	45,645,514

As of December 31, 2022 — IFRSs adjustments

Notes:

(i) Preferred Shares

Under U.S. GAAP, SEC guidance provides for mezzanine-equity (temporary equity) category in addition to the financial liability and permanent equity categories. The purpose of this "in-between" category is to indicate that a security may not be a permanent part of equity. The Company classified the Preferred Shares as mezzanine equity in the consolidated balance sheets and are recorded initially at fair value, net of issuance costs. The Company recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to the earliest redemption date. Upon the consummation of US IPO, the conversion feature of preferred shares was automatically exercised, and all preferred shares were automatically converted into ordinary shares.

Under IFRS, there is no concept of mezzanine or temporary equity classification. The Company designated the Preferred Shares as financial liabilities at fair value through profit or loss which are initially recognized at fair value. Subsequent to initial recognition, the amounts of changes in fair value of the Preferred Shares that were attributed to changes in credit risk of the Preferred Shares were recognized in other comprehensive income, and the remaining amounts of changes in fair value of the Preferred Shares were recognized in the profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

33. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(CONTINUED)*

Reconciliation of consolidated balance sheets *(Continued)*

Notes: (Continued)

(ii)   Convertible debts

Under U.S. GAAP, the convertible debts were measured at amortized cost, with any difference between the initial carrying value and the repayment amount recognized as interest expenses using the effective interest method over the period from the issuance date to the maturity date.

Under IFRS, the Group's convertible debts were designated as at fair value through profit or loss such that the convertible debts were initially recognized at fair values. Subsequent to initial recognition, amounts of changes in fair value of the convertible debts that were attributed to changes in credit risk of the convertible debts were recognized in other comprehensive income or loss, and other changes in fair value of the convertible debts were recognized in the profit or loss.

(iii)   Leases

Under U.S. GAAP, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight-line recognition effect in the income statement.

Under IFRS, the amortization of the right-of-use asset is on a straight-line basis while the interest expense related to the lease liabilities are measured on the basis that the lease liabilities are measured at amortized cost. The amortization of the right-of-use assets is recorded as lease expense and the interest expense is required to be presented in separate line item.

(iv)   Investments

Under U.S. GAAP, the investments without readily determinable fair values could elect an accounting policy choice. The Group elects the measurement alternative to record these equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes.

Under IFRS, these investments are classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss. Fair value changes of these long-term investments are recognized in the profit or loss. Long-term time deposits, which are classified as long-term held-to-maturity investments under U.S GAAP, are presented in financial assets at amortised cost under IFRS.

(v)   Issuance costs

Under U.S. GAAP, specific incremental issuance costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering, shown in equity as a deduction from the proceeds.

Under IFRS, such issuance costs apply a different criteria for capitalization when the listing involves both existing shares and a concurrent issuance of new shares of the Company in the capital market, and were allocated proportionately between the existing and new shares. As a result, the Group recorded issuance costs associated with the listing of existing shares in the profit or loss.

(vi)   Warranty accrual

Under U.S. GAAP, warranty accrual is eligible for discounting or not. Considering that the timing of cash payments for the warranty accrual is not fixed or determinable by the Company, the Company elects to record the warranty accrual without considering the discount of the obligation.

Under IFRS, the initial amount of the warranty accrual is the present value of the anticipated cash flows expected to be required to settle the obligation with appropriate discount rates. The carrying amount of the warranty accrual increases in each period to reflect the passage of time with said increase recognized as a borrowing cost.

FIVE YEAR FINANCIAL SUMMARY

CONSOLIDATED RESULTS

	For the Year Ended December 31,				
	2018	2019	2020	2021	**2022**
	(RMB in thousands)				
Total revenues	–	284,367	9,456,609	27,009,779	**45,286,816**
Total cost of sales	–	(284,462)	(7,907,270)	(21,248,325)	**(36,496,360)**
Total operating expenses	(1,130,917)	(1,858,519)	(2,218,676)	(6,778,774)	**(12,445,333)**
Loss before income tax expense	(1,165,296)	(2,417,874)	(188,877)	(152,812)	**(2,159,355)**
Comprehensive loss attributable to the ordinary shareholders of Li Auto Inc.	(1,836,684)	(3,278,756)	(1,812,713)	(838,142)	**(684,454)**

CONSOLIDATED ASSETS AND LIABILITIES

	As of December 31,				
	2018	2019	2020	2021	**2022**
	(RMB in thousands)				
Current assets	2,294,340	5,065,839	31,391,109	52,380,414	**66,992,487**
Non-current assets	3,486,600	4,447,583	4,982,167	9,468,499	**19,545,464**
Total assets	5,780,940	9,513,422	36,373,276	61,848,913	**86,537,951**
Current liabilities	1,749,373	4,679,720	4,309,221	12,108,252	**27,372,601**
Non-current liabilities	1,228,303	252,571	2,260,458	8,676,359	**13,979,043**
Total liabilities	2,977,676	4,932,291	6,569,679	20,784,611	**41,351,644**
Total shareholders' (deficit)/equity	(2,395,775)	(5,674,531)	29,803,597	41,064,302	**45,186,307**
Total liabilities, mezzanine equity and shareholders' (deficit)/equity	5,780,940	9,513,422	36,373,276	61,848,913	**86,537,951**

DEFINITIONS

"2019 Plan"	the share incentive plan our Company adopted on July 2, 2019, as amended from time to time, the principal terms of which are set out in "Statutory and General Information – Share Incentive Plans" in Appendix IV in the Prospectus
"2020 Plan"	the share incentive plan our Company adopted on July 9, 2020, as amended from time to time, the principal terms of which are set out in "Statutory and General Information – Share Incentive Plans" in Appendix IV in the Prospectus
"2021 Plan"	the share incentive plan our Company adopted on March 8, 2021, as amended from time to time, the principal terms of which are set out in "Statutory and General Information – Share Incentive Plans" in Appendix IV in the Prospectus
"2028 Notes"	the convertible senior notes in an aggregate principal amount of US$862.5 million due 2028 with an interest rate of 0.25% per annum that our Company issued on April 12, 2021
"ADS(s)"	American Depositary Shares, each representing two Class A Ordinary Shares
"Articles of Association"	the articles of association of the Company, as amended from time to time
"Auditor"	PricewaterhouseCoopers
"Beijing CHJ"	Beijing CHJ Information Technology Co., Ltd.* (北京車和家信息技術有限公司), a limited liability company established under the laws of the PRC on April 10, 2015 and a Consolidated Affiliated Entity of our Company
"Beijing CLX"	Beijing Chelixing Information Technology Co., Ltd.* (北京車勵行信息技術有限公司), a limited liability company established under the laws of the PRC on June 25, 2018 and a Consolidated Affiliated Entity of our Company
"Beijing Leading"	Beijing Leading Automobile Sales Co., Ltd.* (北京勵鼎汽車銷售有限公司), a limited liability company established under the laws of the PRC on August 6, 2019 and a subsidiary of our Company
"Board"	the board of Directors
"CEO Award Shares"	the 108,557,400 Class A Ordinary Shares to result from the conversion of the 108,557,400 Class B Ordinary Shares granted and issued pursuant to the 2021 Plan to Mr. Li on May 5, 2021. The conversion will take effect upon the Listing. For details please see section headed "Directors and Senior Management – Directors' remuneration – Grant of CEO Award" in the Prospectus

DEFINITIONS

"China" or "PRC"	the People's Republic of China and for the purposes of this annual report only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People's Republic of China and Taiwan
"Class A Ordinary Share(s)"	class A ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class A Ordinary Share one vote per Share on any resolution tabled at the Company's general meeting
"Class B Ordinary Share(s)"	class B ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company's general meeting, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share
"Companies Ordinance"	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Company", "our Company", or "the Company"	Li Auto Inc. (理想汽車) (formerly known as "Leading Ideal Inc." and "CHJ Technologies Inc."), a company with limited liability incorporated in the Cayman Islands on April 28, 2017
"Consolidated Affiliated Entity(ies)"	entities we control wholly or partly through the Contractual Arrangements, namely our VIEs and their subsidiaries
"Contractual Arrangement(s)"	the series of contractual arrangements entered into between the WFOE, our VIEs and the Registered Shareholders (as applicable), as detailed in the section headed "Contractual Arrangements" in the Prospectus and as amended, restated, renewed, reproduced or joined from time to time
"Controlling Shareholder(s)"	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Li and the intermediary companies through which Mr. Li has an interest in the Company, namely, Amp Lee Ltd. and Cyric Point Enterprises Limited, as further detailed in the section headed "Relationship with the Controlling Shareholders" in the Prospectus
"Corporate Governance Code"	the Corporate Governance Code and Corporate Governance Report set out in Appendix 14 of the Listing Rules
"Director(s)"	the director(s) of our Company
"Global Offering"	the Hong Kong Public Offering and the International Offering as defined and described in the Prospectus
"GAAP"	generally accepted accounting principles

DEFINITIONS

"Group", "we" or "us"	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time, and where the context requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries and Consolidated Affiliated Entities, such subsidiaries and Consolidated Affiliated Entities as if they were subsidiaries and Consolidated Affiliated Entities of our Company at the relevant time
"Hong Kong" or "HK"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Public Offering"	the offer of the Hong Kong Offer Shares for subscription by the public in Hong Kong at the Public Offer Price (plus brokerage of 1%, SFC transaction levy of 0.0027% and Stock Exchange trading fee of 0.005%) on the terms and subject to the conditions described in the Prospectus, as further described in the section headed "Structure of the Global Offering – The Hong Kong Public Offering" in the Prospectus
"IFRS"	International Financial Reporting Standards, as issued by the International Accounting Standards Board
"International Offering"	the conditional placing of the International Offer Shares at the International Offer Price pursuant to the shelf registration statement on Form F-3 that was filed with the SEC and automatically became effective on August 2, 2021, a preliminary prospectus supplement, and a final prospectus supplement, and subject to the terms and conditions of the International Underwriting Agreement, as further described in the section headed "Structure of the Global Offering" in the Prospectus
"Latest Practicable Date"	February 28, 2023, being the latest practicable date for ascertaining certain information in this annual report before its publication
"Listing"	the listing of the Class A Ordinary Shares on the Main Board
"Listing Date"	August 12, 2021, on which the Class A Ordinary Shares were listed and on which dealings in the Class A Ordinary Shares were first permitted to take place on the Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"Main Board"	the stock exchange (excluding the option market) operated by the Stock Exchange which is independent from and operates in parallel with the Growth Enterprise Market of the Stock Exchange
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules

DEFINITIONS

"Mr. Li" or "Founder"	Mr. Li Xiang
"PRC Legal Advisor"	Han Kun Law Offices
"Prospectus"	the prospectus of the Company dated August 3, 2021
"Registered Shareholders"	the registered shareholders of our VIEs, namely, with respect to Beijing CHJ, Li Xiang, Shen Yanan and Li Tie; and with respect to Xindian Information, Li Xiang, Fan Zheng, Shen Yanan, Li Tie, Qin Zhi, Liu Qinghua, Wei Wei, Song Gang, Ye Qian and Xu Bo
"Reporting Period"	the year ended December 31, 2022
"Reserved Matters"	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Articles of Association, being: (i) any amendment to the Memorandum or Articles, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company's auditors, and (iv) the voluntary liquidation or winding-up of the Company
"RMB"	Renminbi yuan, the lawful currency of China
"SEC"	the U.S. Securities and Exchange Commission
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Share(s)"	the Class A Ordinary Shares and Class B Ordinary Shares in the share capital of the Company, as the context so requires
"Share Incentive Plans"	collectively, the 2019 Plan, the 2020 Plan and the 2021 Plan
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary" or "subsidiaries"	has the meaning ascribed thereto in section 15 of the Companies Ordinance
"United States" or "U.S."	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
"US$"	United States dollars, the lawful currency of the United States

DEFINITIONS

"US ATM Offering"	the offer of the ADSs on the Nasdaq, alternative trading systems or other markets for the ADSs, pursuant to a shelf registration statement on Form F-3 that was filed with the SEC on August 2, 2021, including a prospectus supplement filed with the SEC on June 28, 2022 pursuant thereto, including the documents incorporated by reference therein, and which does not constitute a public offering in Hong Kong. Information on the listing of the Class A Ordinary Shares underlying the ADSs to be issued in connection with the US ATM Offering on the Stock Exchange is disclosed in the announcement and the listing document of the Company dated June 29, 2022
"U.S. GAAP"	United States generally accepted accounting principles
"VIEs", each a "VIE"	Beijing CHJ and Xindian Information
"weighted voting right" or "WVR"	has the meaning ascribed to it under the Listing Rules
"WFOE"	Wheels Technology
"Wheels Technology"	Beijing Co Wheels Technology Co., Ltd.* (北京羅克維爾斯科技有限公司), a limited liability company established under the laws of the PRC on December 19, 2017 and a subsidiary of our Company
"WVR Beneficiary"	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Li, being the beneficial owner of the Class B Ordinary Shares which carry weighted voting rights, details of which are set out in the section headed "Share Capital" in the Prospectus
"WVR Structure"	has the meaning ascribed to it in the Listing Rules
"Xindian Information"	Beijing Xindian Transport Information Technology Co., Ltd.* (北京心電出行信息技術有限公司), a limited liability company established under the laws of the PRC on March 27, 2017 and a Consolidated Affiliated Entity of our Company
"%"	per cent